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As filed with the Securities and Exchange Commission on November 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MODEM MEDIA, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1464807 (I.R.S. Employer Identification No.)

230 East Avenue
Norwalk, Connecticut 06855
(203) 299-7000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Sloane Levy
Senior Vice President, General Counsel
Modem Media, Inc.
230 East Avenue
Norwalk, Connecticut 06855
Telephone: (203) 299-7000
Facsimile: (203) 299-7461
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Dean Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-3800	Ronald S. Brody Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019 Telephone: (212) 506-2600 Facsimile: (212) 262-1910

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered in connection with dividend or interest reinvestment plans, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share, including Rights to purchase Series A Participating Cumulative Preferred Stock	8,280,000 shares and related rights	$6.62	$54,813,600	$4,435

(1)
This registration statement relates to the resale by the selling stockholders named herein of the shares of common stock, par value $.001 per share, of Modem Media, Inc.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to 457(c) of the Securities Act of 1933, based on $6.62, the average of the high and low sale prices of the common stock quoted on the Nasdaq National Market on November 17, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to Completion, dated November 18, 2003)

7,200,000 Shares of Common Stock

MODEM MEDIA, INC.

        The selling stockholders identified in this prospectus are offering 7,200,000 shares of our common stock.

        We will not receive any of the proceeds from the sale of the common stock. The selling stockholders will receive all of the proceeds from the sale of the common stock and will pay all underwriting discounts and selling commissions applicable to any sale.

        Our common stock is traded on the Nasdaq National Market under the symbol "MMPT." The last reported sale price of our common stock on the Nasdaq National Market on November 17, 2003 was $6.63 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $        PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

(1)
Please see "Underwriting" beginning on page [    ].

        The selling stockholders have granted the underwriters the right to purchase up to an additional 1,080,000 shares to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Jefferies & Company, Inc. expects to deliver the shares to purchasers on                        , 2003.

Jefferies & Company, Inc.
William Blair & Company	Friedman Billings Ramsey

                        , 2003

        You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. The terms "Modem Media", "we", "us", and "our" refer to Modem Media, Inc.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the "Risk Factors" section, our consolidated financial statements and notes as well as the documents we have incorporated by reference in this prospectus. Unless otherwise noted, information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of our common stock.

Modem Media

        Founded in 1987, we are a leading interactive marketing strategy and services firm. We have established and maintained long-standing relationships with many of the world's leading Fortune 500 companies including Delta Air Lines, General Motors, IBM, Kraft, Michelin and Sprint. We offer our clients a comprehensive range of interactive marketing services that includes strategic consulting and research, website design, interactive advertising and promotions, email marketing, and data collection and analysis. Our services encompass all interactive channels including websites, Internet applications, wireless applications, email and other emerging communication channels to achieve our clients' marketing objectives. We have been able to compete successfully and maintain deep client relationships due to our proven ability to deliver creative, innovative solutions that produce meaningful results for our clients driven by our singular focus on the interactive marketing services sector.

        We were one of the first companies to provide interactive marketing services, and over the past 16 years have distinguished ourselves through numerous industry innovations and have been consistently recognized for our creative and effective solutions. We pioneered the use of Internet advertising, email direct marketing and online market research. Among our early innovative industry accomplishments, we created the e-commerce shopping mall, GEnie Mall, for General Electric in 1988, launched one of the earliest online campaigns for Coors Light on Prodigy in 1992, introduced Zima.com in 1994, one of the earliest consumer product promotions on the web, and used video in an Internet advertisement for AT&T in 1997. We have won over 100 awards, most recently highlighted by AdTech's "Best Interactive Brand Campaign" award for our 2003 campaign for Delta Air Lines and Media Magazine's "Best of the Internet" award for our 2003 advertising campaign for Heineken.

Market Overview

        Interactive channels and their use continue to evolve and change at a rapid pace, creating significant business opportunities. This change has driven the demand for interactive marketing services, and we believe this demand will grow based on several recent trends including:

  •
  a shift in corporate emphasis from simply building Internet websites towards utilizing interactive channels efficiently to increase revenues, enhance customer service and achieve seamless integration of marketing initiatives;

  •
  increased recognition of the interactive medium as a critical component of any marketing strategy as a result of continued growth in users and time spent online, and continued improvement in delivering messages to a targeted audience and measuring campaign effectiveness;

  •
  a sustained increase in broadband and wireless access, enabling easier, more frequent use of interactive channels, thereby creating additional opportunities for marketing and connecting with customers;

  •
  increased influence of online search and information gathering on purchasing decisions; and

  •
  overall growth in the economy and expected expansion of marketing expenditures by the Fortune 500.

        The increase in online advertising spending in 2003 suggests that interactive marketing expenditures may increase after the decline over the last several years. According to the Internet Advertising Bureau, Internet advertising spending increased 11.0% and 13.9% for the first and second quarters of 2003, respectively, over the same periods in 2002. According to eMarketer, total online advertising spending is expected to increase from $6.3 billion in 2003 to $8.1 billion in 2006.

Competitive Advantages

        We believe we are well-positioned to capitalize on the anticipated increase in interactive marketing expenditures based on our competitive strengths, including:

  Long-Standing Relationships with Blue-Chip Clients

        Our long-standing and stable relationships with blue-chip clients position us to win their future business and enhance our credentials to win new business. The strength of our relationships is evidenced by the fact that over 65% of our revenues for the nine months ended September 30, 2003 was generated by clients who we have served for a minimum of six years. We endeavor to make our interactive marketing solutions an integral part of our clients' marketing strategies in order to promote and expand long-term client relationships. For example, during our eight-year relationship with Delta Air Lines, our seven-year relationship with Kraft and our six-year relationship with IBM, we have completed multiple projects across many of their business units.

  Established Track Record of Award Winning Innovative Execution and Results

        Our long history and track record of pioneering many industry online innovations have cemented our reputation for creativity, thought leadership and excellence in execution. Our work has been critically acclaimed and has also produced tangible and measurable results for our clients. For example, our work with Delta Air Lines helped delta.com earn a "top four consumer website" ranking from Forrester Research Inc. in 2001. This website helped Delta Air Lines generate $1.3 billion from online ticket sales in 2002, 13% of Delta's total ticket sales. Our history of performance and reputation for effective solutions has enabled us to maintain the confidence of our clients, win new business and attract talented professionals in our industry.

  Focus on Providing Comprehensive Interactive Marketing Services for the Fortune 500

        We are singularly focused on providing interactive marketing services to the Fortune 500. This focus allows us to offer one of the most comprehensive suites of interactive marketing services in the industry. Our service offerings range from scoping the project and developing the marketing strategy to all elements of execution. We offer our clients strategic consulting and research, website design, interactive advertising and promotions, email marketing, and data collection and analysis. We also provide ways to measure project effectiveness and customer feedback. This broad array of services allows us to manage all aspects of our clients' interactive marketing initiatives and affords us the opportunity to increase our level of business with the client and become an integral part of their marketing efforts. For example, our relationship with Michelin began with an interactive strategy assignment that led to website and application development engagements. We subsequently launched Michelin's online advertising and promotion campaigns, broadened their consumer database and customer re-contact efforts through targeted email programs and introduced measurement standards and a framework to assess both their website and marketing program effectiveness to guide ongoing optimization efforts.

  Proven Management Team

        We have a highly experienced management team, some of whom have been involved in the interactive marketing industry from its early development. Despite an unprecedented downturn in our industry that began in 2000, during which many of our competitors went out of business, the strength and experience of our management team and the dedication of our talented professionals have enabled us to emerge with a solid financial profile. We took proactive steps to reduce our costs, align the business to the new environment and strengthen our balance sheet. As of September 30, 2003, we have over $50 million of cash on our balance sheet and have been profitable in every quarter in 2003. Our average annualized revenue per billable full time employee equivalent has increased in each of the first three quarters of this year as compared to the same periods last year. Our disciplined management process has enabled us to deliver outstanding work for our clients—on time, on budget and in a cost-effective manner. We consider our management and professionals our most valuable asset.

Growth Strategy

        We believe that the Fortune 500 companies that form our current and prospective client base will increase their spending on interactive marketing services. Our objective is to profitably grow our business as a premier provider of comprehensive interactive marketing solutions to these companies. To achieve our goal, we intend to:

  Increase Business with our Existing Customers

        Our long-standing relationships with our customers, the large scale and complexity of our customers' operations and our broad portfolio of interactive marketing services provide frequent opportunities to increase our business with our existing customers. We actively seek to seize these opportunities to provide more value-added services to our clients. Such efforts include, among others, adding new capabilities to existing projects, expanding a successful project to other divisions of a client, upgrading tools and technology of completed projects, participating in clients' growth as they expand organically or through new products or acquisitions and utilizing relationships built in one part of the organization to gain business in other divisions of our clients.

  Expand our Customer Base

        Our long history in the industry and the credibility provided by our blue-chip client base provide a strong platform for gaining new business. In 2003, we added three new clients that may develop into important relationships next year. We also augmented our new business and marketing efforts through the addition of three new professionals. In light of the improving market conditions, we expect to increase our focus on new business development by hiring five to ten senior client relationship professionals in 2004, an increase of 25% to 50%. We regularly author white papers and participate in industry events, initiatives that assist our new business development efforts. Our intent is to increase such activities in 2004. Our new client relationship development efforts will continue to focus primarily on the Fortune 500.

  Expand and Enhance our Capabilities

        As interactive channels and their usage continue to undergo rapid change, marketing strategies and their application also have to change and adapt to that environment. We constantly endeavor to innovate and devise marketing programs, strategies and tools that enable our clients to anticipate the challenges, avoid the pitfalls and seize the opportunities that these changes present. Consequently, we are continually adding competencies and tools that enable us to better advise and service our clients and expand our range of capabilities. We are currently focused on expanding our resources in a number of areas of increasing client demand, including database marketing and analytics and search engine marketing.

  Attract and Retain Talented Professionals

        We intend to recruit and retain highly skilled and experienced professionals in order to grow and support our business and fulfill our customers' expected requirements. Prospective employees are attracted to us due to our reputation for excellence, the opportunity to work on challenging, high-profile projects for Fortune 500 companies and our continuing education and skills development programs. We remain extremely focused on maintaining our entrepreneurial and creative corporate culture with a strong tradition of camaraderie and teamwork.

  Selectively Pursue Strategic Acquisitions

        While our focus is on internal growth, we may selectively pursue acquisitions that accomplish a previously identified strategic goal where acquiring that capability is more cost effective than building the capability ourselves. Our strong balance sheet and cash position enable us to opportunistically pursue acquisitions that further enhance our capabilities, leverage our reputation and strong management team, and broaden our clientele.

Recent Developments

        On November 18, 2003, we announced that our Chairman, Mr. G.M. O'Connell, will be transitioning to the role of non-executive Chairman effective January 1, 2004. At that time, Mr. O'Connell will no longer be employed by us and we will engage him as a part-time consultant for a two-year period. On behalf of Modem Media, Mr. O'Connell will be available to our clients, provide ongoing advice and counseling to us and speak at industry events.

        Our principal executive offices are located at 230 East Avenue, Norwalk, Connecticut 06855 and our telephone number is (203) 299-7000.

THE OFFERING

Common stock offered by the selling stockholders	7,200,000 shares
Overallotment option offered by the selling stockholders	1,080,000 shares
Common stock outstanding	26,160,047 shares
Use of proceeds	Modem Media will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. All sale proceeds will be received by the selling stockholders.
Dividend policy
We have never declared or paid any cash dividends on our common stock. We currently intend to retain our earnings, if any, and cash to finance our growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements.
Nasdaq National Market symbol	MMPT

        The number of shares of common stock outstanding is based on the number of shares outstanding as of September 30, 2003. The number of shares of common stock outstanding excludes, in each case as of September 30, 2003:

  •
  an aggregate of 177,633 shares issued upon the exercise of options during the period September 30, 2003 through November 13, 2003;

  •
  5,845,604 shares issuable upon the exercise of outstanding options and warrants, at a weighted average exercise price of $4.23 per share; and

  •
  4,573,066 additional shares that could be issued under our stock-based compensation plans.

SUMMARY FINANCIAL DATA

        The following summary financial data should be read in conjunction with the consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Data" included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001(1)	2000(1)(2)
		(Restated)		(Restated)	(Restated)
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$44,575	$55,153	$70,128	$97,096	$129,488
Cost of revenues	$21,826	$28,198	$35,991	$54,213	$68,412
Gross profit	$22,749	$26,955	$34,137	$42,883	$61,076
Operating income (loss)	$7,348	$(1,676)	$(8,500)	$(9,914)	$(72,564)
Income (loss) from continuing operations	$4,332	$524	$(4,885)	$(3,691)	$(72,628)
Net income (loss)	$4,332	$(2,254)	$(7,480)	$(6,869)	$(74,039)
Diluted income (loss) per share from continuing operations	$0.16	$0.02	$(0.19)	$(0.14)	$(2.97)
Diluted net income (loss) per share	$0.16	$(0.09)	$(0.29)	$(0.27)	$(3.04)
	September 30,		December 31,
	2003	2002	2002	2001(1)	2000(1)(2)
				(Restated)	(Restated)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$53,275	$44,011	$49,312	$40,995	$35,765
Goodwill, net	$43,156	$43,156	$43,156	$46,547	$50,496
Total assets	$136,347	$135,733	$139,797	$142,955	$161,505
Capital lease obligations	$458	$910	$853	$1,140	$1,526
Other long-term obligations	$13,778	$8,707	$17,050	$7,665	$5,041
Short-term and long-term debt	$—	$—	$—	$456	$1,739
Total stockholders' equity	$98,558	$98,335	$93,414	$99,230	$104,661

(1)
In the third quarter of 2002, the operations of our offices in Toronto, Munich and Hong Kong ceased. In accordance with SFAS No. 144, the results of these operations have been reclassified and are separately presented for all reporting periods as discontinued operations.

In connection with the reclassification of the results of these operations, we also noted certain errors within accrued liabilities associated with our continuing operations that were generated in prior periods. Therefore, we have restated our historical results to adjust for these items. The impact of these adjustments served to decrease or (increase) selling, general and administrative expenses and the loss from continuing operations before income taxes by approximately $0.1 million in the first quarter of 2002, $(0.1) million in the fourth quarter of 2001 and $0.4 million in 2000. The correction for these items had no impact on the timing or amount of our revenue or cash flow. The impact of the restatement on net income (loss) for 2001 and 2000 is as follows:

	Year Ended December 31,
	2001	2000
	(in thousands, except per share amounts)
As Previously Reported
Net income (loss)	$(6,794)	$(74,249)
Net income (loss) per share	$(0.26)	$(3.04)
As Restated
Net income (loss)	$(6,869)	$(74,039)
Net income (loss) per share	$(0.27)	$(3.04)
(2)
In 2000, we acquired various companies in business combinations that were accounted for under the purchase method of accounting. Accordingly, the statements of operations and balance sheet data presented above include the operating results of these companies from the dates of the acquisitions (see Note 4 in the notes to our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000).

RISK FACTORS

        You should carefully consider each of the following risks and all of the other information set forth and incorporated by reference in this prospectus before deciding to invest in shares of our common stock. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock.

        Our business, financial condition or results of operations could be materially adversely affected due to any of these risks. As a result, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to our Business

We have a history of operating losses, and we may not be able to sustain our recent profitability.

        We have a history of operating losses and we incurred operating and net losses in each of the three years ended December 31, 2002. Our revenues decreased to $70.1 million in 2002 from $97.1 million in 2001 and $129.5 million in 2000, reflecting a contraction in spending on outsourced interactive marketing services. Beginning in the fourth quarter of 2000 and continuing through the fourth quarter of 2002, we implemented a series of restructuring plans, focused on improving our organizational effectiveness and profitability by decreasing our operating expenses through reductions in the size of our workforce, closure of a number of our foreign offices and a reduction in office space in the U.S. and London. As a result of these efforts, while our revenues decreased to $44.6 million for the nine months ended September 30, 2003 from $55.2 million during the corresponding period in 2002, we have generated net income during the nine months ended September 30, 2003 and each of the first three quarters of fiscal 2003. Our ability to sustain our recent profitability depends on maintaining a cost structure consistent with the level of revenues we can generate and an end to the contraction in spending on interactive marketing services by our customers. If our revenues were to continue to decline and we were unable to reduce our costs further, on a timely basis, we may suffer operating losses going forward or additional restructuring charges.

Our operating results depend on our relationships with a limited number of clients.

        Our results of operations and our business depend on our relationships with a limited number of large clients. Our ten largest clients accounted for 88% of our consolidated revenues for the nine months ended September 30, 2003 and 86.8%, 77.9% and 59.4% of our consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Delta Air Lines, General Motors and IBM accounted for 24%, 18% and 11%, respectively, of our revenues for the nine months ended September 30, 2003. General Motors, Delta Air Lines and Michelin accounted for 18.7%, 16.9% and 11.4%, respectively, of our consolidated revenues for the year ended December 31, 2002. Royal Philips Electronics and Delta Air Lines accounted for 23.3% and 10%, respectively, of our consolidated revenues for the year ended December 31, 2001. No client accounted for more than 10% of our consolidated revenues for the year ended December 31, 2000.

        Due to our dependence on our relationships with a limited number of clients, we are subject to a concentration of credit risk with respect to our accounts receivable. We had four clients accounting for 18%, 17%, 13% and 11% of total gross accounts receivable as of September 30, 2003, and we had three clients accounting for 38%, 18% and 14% of total gross accounts receivable as of December 31, 2002. In the case of insolvency by one of our significant clients, our accounts receivable with respect to such client could be uncollectible and any media funds advanced to us by such client may have to be returned to the client, which could have a material adverse effect on our financial performance.

        We expect this client concentration trend to continue, but it may not necessarily involve the same clients from period to period. We cannot assure you that we will be able to maintain our current levels of revenues derived from these clients or any other client in the future. We generally do not have long-term contracts with our clients. Our clients generally have the right to terminate their relationships with us without penalty and upon relatively short notice or without notice. Once an engagement is completed, we cannot be assured that a client will engage us for further services. As a result, a client that generates substantial revenues for us in one period may not be a source of revenues in a subsequent period. For example, Royal Phillips Electronics accounted for less than 10% of our consolidated revenue for fiscal 2002 despite having accounted for 23.3% of our consolidated revenue in 2001. The termination of our business relationships, a material reduction in the use of our services or the insolvency of any of our significant clients could materially adversely affect our future financial performance.

Exclusivity arrangements with our clients limit our ability to provide services to others.

        We have entered into exclusivity arrangements with a number of our largest clients that restrict our ability to provide services to their competitors. We have in the past been, and may in the future be, unable to take on new clients because such opportunities would require us to provide services to direct competitors of our existing clients. Absent contractual exclusivity, we risk harming relationships with existing clients if we agree to provide services to direct or indirect competitors of existing clients. In addition, prospective clients may choose not to retain us for reasons of actual or perceived conflicts of interest.

Our growth depends on an increase in spending on interactive marketing services.

        Beginning in 2000, spending by our clients on interactive marketing services has declined due to the general economic recession, increased use of internal marketing resources and a reduced urgency to spend on interactive marketing after the dramatic Internet and technology downturn. Our growth depends on increases in spending on outsourced interactive marketing services, reversing the contraction experienced in the last several years. We plan to hire additional senior professionals to pursue new business opportunities in 2004. However, our revenues may not grow unless the economy improves, our clients increase spending on interactive marketing services and our existing client relationship managers and new senior professionals are successful in increasing business with current and new clients. To the extent that we hire additional personnel in anticipation of growth, our margins may decline until our new employees reach full productivity.

Our ability to generate new business from new and existing clients may be limited.

        To increase our revenues, we need to obtain additional clients or generate additional demand for our services from our existing clients. Our ability to generate initial demand for our services from new clients and additional demand from existing clients is subject to our clients' and potential clients' marketing requirements, pre-existing vendor relationships, financial condition, strategic plans and internal resources, as well as the quality of our employees, services and reputation and the breadth of our services. To the extent we cannot generate new business from new and existing clients due to these limitations, it will limit our ability to grow our business and to increase our revenue.

Variability of our quarter-to-quarter operating results may impact our stock price.

        Our quarterly results of operations have fluctuated significantly due to fluctuations in demand for our services, our cost reduction programs, and restructuring and other charges. Our quarterly results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control, including:

  •
  fluctuations in the demand for our services and the mix of services that we provide;

  •
  our ability to obtain new and follow-on client engagements and the timing and scope of these engagements;

  •
  reductions, cancellations or completions of major engagements;

  •
  the loss of, resignation from or bankruptcy of a significant client;

  •
  pricing pressure from existing and new clients;

  •
  employee utilization rates, including our ability to transfer employees quickly from completed projects to new engagements;

  •
  the timing of clients' seasonal spending cycle; and

  •
  the timing and size of restructuring efforts, if any.

        As a result of these factors, we believe that period-to-period comparisons of our operating results cannot be relied upon as indicators of our future performance. In some periods, our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above. If this occurs, the trading price of our common stock would likely decline.

If we fail to accurately estimate costs in fixed-fee engagements, our operating results may be adversely affected.

        In 2002 and 2001, approximately 46% and 45% of our revenues, respectively, were derived from fixed-fee engagements. For the nine months ended September 30, 2003, approximately 55% of our revenues was derived from fixed-fee engagements. Because of the complexity of many of our client engagements, accurately estimating the cost, scope and duration of a particular engagement can be a difficult task. With respect to any single fixed-fee engagement, if we fail to accurately estimate costs or anticipate technical problems, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. As a result, our financial performance could be adversely affected.

        We recognize revenues from fixed-fee engagements based on our estimate of the percentage of each engagement completed in a reporting period. To the extent our estimates are inaccurate, the revenues and operating profits, if any, we report for periods during which we are working on an assignment may not accurately reflect the final results of the engagement, and we would be required to record an expense for such period equal to the amount by which our revenues were previously overstated.

We may need to implement additional cost reduction programs if demand for our services were to continue to decline.

        As the demand for interactive marketing services declined beginning in 2000, we initiated restructuring efforts to reduce our cost structure. If we were to experience overcapacity in an office where demand for our services did not support our staffing levels, we may need to undertake additional restructuring efforts to reduce our costs to match our revenues. Restructuring charges, if necessary, could in the short-term have a material adverse effect on our operating results and in the longer term result in a cash drain to fund severance expenses and payments under leases for space we no longer need. Cash that we use for restructuring activities will not be available to fund other needs such as working capital, capital expenditures and other investments.

We may need to increase our reserves for surplus office space if our subtenants fail to pay their rent.

        As part of a series of extensive cost reduction efforts, we determined that we had surplus office space. As a result of these efforts, we abandoned our surplus office space and recorded reserves for lease liabilities based on minimum lease payments for the space we abandoned net of the rent we estimated we could realize upon subletting the space. We have sublet approximately 34,600 square feet of surplus New York City office space and approximately 26,000 square feet of surplus San Francisco office space. The New York sublease expires in September 2004 and the San Francisco sublease expires in March 2010. Each sublease has the same term as the underlying lease. If one or more subtenants fail to pay us their rent, we may need to increase our reserves, depending on the circumstances at the time.

        Given the high level of vacant office space and lack of demand in the San Francisco, Norwalk and London real estate markets, we have concluded that it is unlikely that we will be able to sublet on an economically viable basis the balance of our abandoned office space. Accordingly, we have reserved the net present value of the aggregate amount of our future minimum lease payments with respect to these properties which amounted to approximately $15.8 million as of September 30, 2003. If our assumptions about future events are more or less favorable than those we have projected, we may be required to adjust existing accrued restructuring liabilities associated with this excess office space.

We have guaranteed the obligations of a former subsidiary under a lease and will be liable for the lease if a default occurs.

        We have guaranteed the obligations of our former subsidiary, CentrPort Inc., under a lease for office space in Westport, Connecticut, which lease expires on June 30, 2010. If CentrPort were to default on its lease obligation, we would be liable for the aggregate remaining base rent and operating expenses at the time of default by CentrPort. As of September 30, 2003, the aggregate remaining base rent and estimated operating expenses due under this lease was $5.8 million, subject to adjustment in accordance with the terms of the lease. This balance will be reduced by approximately $0.8 million per year through June 30, 2010. The lease provides that once 50% of the original lease term has expired, which will occur in July 2005, this guaranty may be replaced with an irrevocable letter of credit, which CentrPort is required to obtain, in favor of the landlord in an amount not to exceed the remaining base rent. CentrPort has agreed to cooperate with us to secure our release from its guaranty prior to that time, if possible. Based on our understanding of CentrPort's overall business conditions and financial viability, no provision has been recorded for this potential liability. Adverse changes to CentrPort's business may require us to accrue for this potential liability.

If our long-lived assets become impaired, we may be required to recognize an impairment charge that could have a material impact on our financial condition and results of operations.

        We have a significant amount of long-lived assets, including fixed assets, goodwill and investments. We periodically evaluate the realizability of all of our long-lived assets. Future events could cause us to conclude that impairment exists and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

        We performed our annual goodwill impairment test during the fourth quarter of 2002 and determined that the goodwill was not impaired. We will continue to perform a goodwill impairment test annually, as well as when a triggering event indicates impairment may have occurred. We will perform our next annual goodwill impairment test during the fourth quarter of 2003. If it is determined that the fair value of our U.S. reporting unit that the goodwill relates to is less than its carrying value, we may be required to recognize an impairment charge up to the carrying value of the goodwill of $43.2 million.

We may not be able to fully utilize our deferred tax assets to offset future taxable income, if any.

        At September 30, 2003, we had net deferred tax assets of approximately $17.8 million, which may be used to offset future taxable income, if any. These net deferred tax assets are primarily comprised of net operating losses and other temporary differences related to the financial reporting basis and tax basis of our assets and liabilities. Certain of our net operating losses may be carried forward for periods ranging from five to twenty years and others may be carried forward indefinitely. A valuation allowance of $1.3 million has been established for a portion of the total deferred tax assets related to net operating losses of our subsidiary in the United Kingdom.

        We have concluded that, as a result of the acquisition by The Interpublic Group of Companies, Inc., or Interpublic, of True North Communications, Inc., or True North, we have undergone an ownership change as defined in Section 382 of the Internal Revenue Code, and we estimate that our U.S. federal net operating loss carry forward generated prior to the ownership change is subject to an annual limitation of approximately $4.5 million. After the completion of the offering of common shares by Interpublic as contemplated by this prospectus, we believe that another ownership change, as defined in Section 382 of the Internal Revenue Code, will occur. However, we do not expect that this offering of common shares would significantly impact the utilization and recoverability of our deferred tax assets.

Our failure to manage our workforce may adversely affect our financial results.

        Our business requires substantial managerial attention to ensure that our employees and offices operate at an appropriate level of productivity and with an appropriate mix of skills. Failure to manage effectively the productivity, work quality and skill sets of our employees and offices in relation to the market demand for our services could seriously harm our operations and financial condition.

        We may not be able to attract and retain additional qualified personnel, temporary employees or contract service providers as quickly as necessary to meet increased demand for our existing services or to provide new service offerings. Our failure to do so could materially and adversely affect our revenues. In addition, our ability to satisfy client demand and generate revenues relates directly to our ability to maintain the appropriate mix of skill among our full time employees, temporary employees and contract service providers.

        Current market conditions enable us to recruit and retain qualified professionals to satisfy client demands. In the future, we may face a shortage of qualified personnel, forcing us to compete intensely with other companies to recruit and hire from this limited pool. Any delay in the hiring process, any increase in cost for obtaining qualified personnel or any problems with our ability to retain employees could cause our business results to suffer.

        In addition, our personnel, systems and operational controls may be inadequate to support different or enlarged operations. To accommodate changing client needs and other project management requirements, we may need to update and change various internal systems to support our operations and to hire, train and retain the appropriate personnel to manage our operations.

We depend on our key management personnel for our future success.

        We rely on our key management personnel because relationships among our management and clients are critical to our obtaining and retaining client engagements. We believe that our future success will depend upon our ability to attract and retain additional key management personnel. The loss of any of our officers or key employees could harm, or result in the loss of, relationships with our clients.

        On November 18, 2003, we announced that our Chairman, Mr. G.M. O'Connell, will be transitioning to the role of non-executive Chairman effective January 1, 2004. At that time, Mr. O'Connell will no longer be employed by us and we will engage him as a part-time consultant for a two-year period.

Our dependence on third party vendors could harm our business.

        We provide some of our services by utilizing third party vendors, such as email vendors, site optimization providers, marketing data providers, data analysis services, direct marketing services or third party ad-servers. If these vendors are not available, do not perform according to our or our clients' expectations or if system or service failures interrupt these vendors' abilities to provide services directly to our clients or to provide services to us that we use to deliver services to our clients, our clients may become dissatisfied with our services and may not hire us for new engagements. If appropriate and reliable third party vendors are not available when we require their services, we may not be able to meet new or existing demands from our clients.

        Additionally, we may not be able to manage these third party vendors effectively or efficiently, to negotiate the best pricing or to minimize risk from our utilization of these vendors appropriately for ourselves or our clients. We may have difficulty coordinating among multiple vendors required for a particular project. Our business could be materially and adversely affected if we fail to manage these vendors appropriately.

Disruption of our services due to unanticipated problems or failures could harm our business.

        Our operations are dependent upon our ability to protect our computer systems against damage from fire, extended periods of power loss, water damage, telecommunications failures, viruses, worms, security breaches, vandalism and other malicious acts and similar unexpected adverse events. In addition, interruptions in the delivery of our services could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions that we have taken, unanticipated problems affecting our systems have in the past caused, and in the future may cause, interruptions in the delivery of our services. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

We are in the process of adopting new software for our accounting and financial information systems that could disrupt our business.

        We are in the process of converting our accounting and financial information systems to software provided by a new vendor and have completed our initial testing of the system. Our accounting and financial information systems applications and other critical management information software depend upon the successful transition to the software provided by the new vendor.

        We are also planning to implement improved software for project management and human resources in order to create an integrated and simplified infrastructure to manage our operations, project tracking and human resources information. These types of transitions to different software programs frequently prove disruptive to the underlying business of an enterprise and may cause us to incur higher costs than we anticipate. Failure to manage a smooth transition to the different systems could result in a material adverse effect on our business operations.

We must maintain our reputation and expand our name recognition to remain competitive.

        We believe that establishing and maintaining name recognition and a good reputation is critical to attracting and expanding our targeted client base as well as attracting and retaining qualified employees. Accordingly, we place a significant amount of value in our reputation. If our reputation is damaged, we may become less competitive or lose our market share. In addition, our name could be associated with any business difficulties of our clients or vendors. As a result, the difficulties or failure of one of our clients or vendors could damage our reputation and name and make it difficult for us to compete for new business.

The interests of Interpublic, our largest stockholder, may conflict with your interests.

        Immediately following this offering, Interpublic will own approximately 15.7% of the outstanding shares of our common stock and will remain our largest stockholder. One of our current directors has been designated by Interpublic. So long as Interpublic owns at least 10% of our outstanding common stock, Interpublic will continue to have the right to designate one of the members of our board of directors. The interests of Interpublic may conflict with the interests of our other stockholders. Interpublic also provides interactive marketing services and competes with us for business. Interpublic intends to dispose of the balance of common stock that it holds in our company after the completion of this offering, following expiration of its lock-up. See "Selling Stockholders."

We may be liable to our clients for damages.

        Many of our engagements involve the development, implementation and maintenance of interactive marketing services that are critical to our clients' businesses. Our failure or inability to meet a client's expectations in the performance or completion of services could harm our business reputation or result in a claim for substantial damages against us regardless of our responsibility for such failure. This could result in the payment of a lesser amount of fees than that accrued in the course of a particular engagement, delayed or lost revenue due to adverse client reactions, negative publicity and additional expenditures to correct the problem. In addition, the interactive marketing services we provide to our clients may include confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or inappropriate use could result in a claim against us for substantial damages. Our contractual provisions attempting to limit such damages may not be enforceable in all instances or may otherwise fail to protect us from liability for damages, which could adversely affect our future operating performance. In addition, large claims may not be adequately covered by insurance and may raise our insurance costs.

We are involved in litigation, including class action lawsuits, that could have an impact on our business.

        We are involved in lawsuits, including a class action lawsuit against us that alleges, among other things, violations of the federal securities laws in connection with the activities of our underwriters in our initial public offering. In addition, various other lawsuits, claims and proceedings may be asserted against us or by us including, without limitation, those related to lease contracts, performance of services for customers and employment matters. Regardless of the merits of a particular claim and regardless of the outcome, litigation is expensive and time consuming. These cases have diverted and could continue to divert management's attention from our business, and we cannot predict the outcome of any litigation. Some lawsuits, claims or proceedings may be resolved in a manner that is unfavorable to us, and we may incur significant costs defending ourselves. As a result, we cannot assure you that any or all of the litigation matters in which we are involved will not significantly harm our business and financial situation. See "Business—Legal Proceedings."

We may face intellectual property claims that may be costly to resolve or limit our ability to use intellectual property in the future.

        We are obligated under some agreements to indemnify other parties as a result of claims that we infringe on the proprietary rights of third parties. Although we do not believe that we infringe, or cause others to infringe, on any third-party proprietary rights, we cannot assure you that third parties will not assert infringement claims against us in the future or that these claims will not be successful. We could incur substantial costs and management resources may be diverted to defend any claims relating to proprietary rights. These costs and diversions could cause our business results to suffer. If any party asserts a claim against us or our clients relating to proprietary technology or information, we may need to obtain licenses to the disputed intellectual property. We cannot assure you, however, that we will be able to obtain these licenses on commercially reasonable terms or that we will be able to obtain any licenses at all. Our failure to obtain necessary licenses or other rights may have an adverse affect on our business results.

The integration of companies that we may acquire may materially and adversely affect our operating results.

        We may acquire companies in the future and expect that the integration of acquired operations would place a significant burden on our management. Such integration is subject to risks and uncertainties, including:

  •
  the inability to effectively assimilate the operations, services, technologies, personnel and cultures of entities that we acquire;

  •
  the diversion of management's attention from other business concerns;

  •
  undisclosed or potential legal liabilities of acquired businesses;

  •
  the potential disruption of our business; and

  •
  the impairment or loss of relationships with employees and clients.

If, in connection with acquiring new businesses, we fail to integrate operations successfully or on a timely basis or if we incur any unforeseen liabilities, our financial performance could be materially and adversely affected.

Terrorist attacks and threats or actual war may adversely affect our financial condition, operating results and business.

        Terrorist attacks in the United States, as well as future events occurring in response to or in connection with such attacks, including, without limitation, future terrorist attacks against the United States, Europe or other targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions affecting our customers may adversely affect our financial condition, operating results and business, including, among other things, the delay or cancellation of the delivery of Internet focused business solutions by our customers or potential customers. More generally, any of these events could cause business and consumer confidence to erode, resulting in increased volatility in the United States and worldwide financial markets and economies or economic recession in the United States and internationally. Any of these occurrences would likely have a significant adverse affect on our operations and financial condition and could increase the volatility of the market price for our common stock as well as adversely affect the future price of our common stock.

Risks Relating to our Industry

The interactive marketing strategy and services industry is highly competitive and has low barriers to entry which could affect our ability to compete and may cause our revenues to decline.

        The interactive marketing strategy and services industry is relatively new and intensely competitive. We compete with a variety of businesses, including interactive marketing and technology specialists, advertising companies that offer interactive services, interactive marketing arms of large advertising holding companies, direct marketing specialists, Internet media buyers, targeted email service providers, technology services firms and internal e-business, technology, marketing and design departments maintained by the clients we seek to serve. Some of our competitors have, and potential competitors may have, longer operating histories and stronger client relationships. Many competitors are larger companies and have greater financial, recruiting, management, technology, development, sales, marketing and other resources. Moreover, some of our competitors have established or may establish cooperative relationships among themselves or with third parties. To the extent we lose clients to our competitors for cost reasons, because of dissatisfaction with our services or because our clients choose to use or develop their own internal resources to provide the same services, our future operating performance could be materially adversely affected.

        There are relatively low barriers to entry in the interactive marketing strategy and services industry, primarily because it is an industry that requires minimal start-up capital expenditures. As a result, we expect that we will face additional competition from new market participants on a global basis. There can be no assurance that existing or future competitors will not develop or offer interactive marketing strategy and services that have significant performance, price, creative, technological or other advantages over our services, any of which could have a material adverse effect on our future operating performance.

The developing market for our interactive marketing strategy and services is subject to uncertainties.

        The market for interactive marketing strategy and services only recently has begun to develop and is evolving. Demand for our services is subject to a high level of uncertainty and is dependent on a number of factors, including:

  •
  the timing and extent of the growth in consumer usage of interactive technologies, such as the Internet, online services, interactive television, short messaging services and broadband services, including consumer acceptance of marketing on the Internet;

  •
  the continuous evolution of our clients' requirements as to interactive marketing strategy and services, including their mix and integration of marketing and advertising resources between offline and online;

  •
  the development of technologies and consumer attitudes that facilitate or hinder the delivery and use of cross channel solutions between our potential clients and their targeted audiences;

  •
  our ability to anticipate new interactive technologies and consumer responses and to incorporate them into our services in a timely fashion; and

  •
  the continued growth in the use of interactive channels by our clients, prospective clients and their customers and suppliers.

        Significant issues concerning the commercial use and consumer acceptance of these technologies remain unresolved and may have a negative impact on the growth of marketing activities that utilize these technologies. These issues include client requirements, security, data misuse, privacy, reliability, cost, breadth of relevant content and functionality, content volume, ease of use and quality of service. Additionally, the adoption of certain technologies, such as content filters and personal firewalls, could limit the value of our services.

        We cannot assure you that the market for interactive marketing strategy and services will grow or that demand for our services will grow. If the market for interactive marketing strategy and services develops more slowly or differently than we expect, our future operating performance would be materially adversely affected.

Changes in government regulation could adversely affect our business.

        A number of the services that we provide are subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising and other marketing-related regulations. To ensure that our clients' communications with their customers do not violate these regulations, we must comply with Federal Trade Commission regulations and similar state regulations governing the marketing of products and services. In addition, there has been an increased tendency of businesses to undertake legal challenges against a competitor's comparative advertising on the grounds that the advertising is false and deceptive. We cannot assure you that we or our clients will not be subject to claims by other companies or governmental agencies or that any such claims, regardless of merit, would not have a material adverse effect on our future operating performance.

        Although there are currently few laws or regulations directly governing access to or commerce on the Internet, any number of state, federal, foreign laws and regulations may be adopted regarding email, e-commerce, acceptable content, and direct marketing, more generally, and taxation and quality of products and services. For example, the U.S. Federal and State and European governments have adopted and are considering adopting measures to limit the use of email for marketing or advertising purposes. Any new legislation could inhibit the growth in use of interactive marketing techniques and decrease the acceptance of the Internet as a communications and commercial medium, either of which could result in a decreased demand for our services or could otherwise have a material adverse effect on our future operating performance.

Customers' concerns about, or government regulation of, privacy and data usage on the Internet and other interactive channels may adversely affect our business.

        An important aspect of the services we provide to our clients is assistance with obtaining and using non-personally identifiable customer information to measure the effectiveness of their interactive marketing efforts. We also advise our clients on how to gather and use information when their customers visit their websites so that our clients may offer specifically tailored services to their customers. Privacy and data security concerns, however, may cause customers to resist providing the necessary information to support this data collection process and data usage. Even the perception of privacy and data security concerns, whether or not valid, may inhibit the growth of the marketing on and commercial use of the Internet and other interactive channels as a means of commerce and marketing.

        Interactive marketing programs frequently use "cookies" to help them track customer information and preferences. A cookie is information keyed to a specific server, file pathway or directory location that is stored on a computer user's hard drive, possibly without the user's knowledge. Standard Internet browsers allow users to modify their browser settings to remove "cookies" at any time or prevent cookies from being stored on their hard drives or block third party cookies. Additionally, standard personal firewall technology and other filter technology may be used to limit or block the use of certain types of marketing, the use of cookies on a computer and the collection of certain tracking information. Privacy advocates have suggested limiting the use of cookies. If this were to happen, the use of interactive channels such as the Internet for marketing purposes may be reduced.

        Privacy issues and data usage could be subject to legislative or regulatory initiatives that mandate notification to Internet users each time data is being captured on Internet sites and the type of data being captured. The Federal Trade Commission (FTC) is currently monitoring industry self-regulation efforts to determine whether sufficient protection of consumer information is being provided. If the FTC finds industry efforts inadequate, it may recommend legislation regarding the handling of information on the Internet. In addition, the European Union and some of its member countries have promulgated certain regulations regarding the handling of personal information. Regulations regarding the use and collection of customer information or limitations on or elimination of the use of cookies could reduce the effectiveness of our services and therefore may limit the future growth for our services.

Our business will be negatively affected if we do not remain current with rapid technological change, evolving industry standards and changing client requirements.

        The interactive marketing strategy and services market is characterized by rapidly changing technology, evolving industry standards and changing client needs and consumer expectations of new technology. Accordingly, our future success will depend, in part, on our ability to meet these challenges. Among the most important challenges facing us are the need to:

  •
  effectively use leading technologies related to the Internet, email, handheld devices, interactive kiosks, wireless technologies, interactive phones and interactive channels;

  •
  continue to develop our strategic and technical expertise;

  •
  influence and respond to emerging industry standards;

  •
  enhance and broaden our current services; and

  •
  develop new services that meet changing customer needs and consumer expectations.

        All of these challenges must be met in a timely and cost-effective manner. We cannot assure you that we will succeed in effectively meeting these challenges and our failure to do so could have an adverse effect on our operating results.

Risks Relating to our Common Stock

Sales of a substantial amount of our common stock could cause our stock price to fall.

        Sales of a substantial number of shares of our common stock, or the public perception that such sales may occur, could cause the market price of our common stock to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional shares of common stock. In particular, Interpublic intends to dispose of the balance of its shares of our common stock after the completion of this offering and the expiration of its lock-up. Investors in this offering should assume that Interpublic may not be subject to any volume limitations on resales after the expiration of its lock-up. After completion of this offering, Interpublic and its affiliates will own an aggregate of 4,103,305 shares of our common stock, which represents 15.7% of the outstanding shares of our common stock.

        In addition, Mr. O'Connell, the Chairman of our board of directors and a selling stockholder in this offering, has established a non-discretionary plan to sell his common stock. Other executive officers or directors of Modem Media may also establish non-discretionary plans to sell their shares of our common stock. See "Shares Eligible for Future Sale."

You may encounter volatility in the market price for our common stock.

        The trading price of our common stock has been highly volatile and subject to wide fluctuations in response to, among other factors, the following:

  •
  large sales of our common stock by existing shareholders;

  •
  conditions or trends in the Internet and online commerce industries;

  •
  actual or anticipated variations in our quarterly results;

  •
  changes in the market valuations of other Internet related companies;

  •
  restructurings and workforce reductions;

  •
  additions or departures of key personnel; and

  •
  other events or factors, many of which are beyond our control.

        In addition, the stock market in general, the Nasdaq National Market and the market for Internet related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. Our stock is particularly volatile because of its relatively low average trading volume.

You may suffer significant dilution as a result of our outstanding stock options.

        We have adopted benefit plans for the compensation of our employees, directors and consultants under which options to purchase our stock have been and may be granted. Options to purchase approximately 5.7 million shares of our common stock were outstanding as of September 30, 2003, of which approximately 3.9 million were exercisable. We expect to issue additional stock options under these plans. The large number of shares issuable upon exercise of our options could have a significant depressing effect on the market price of our stock and cause dilution to the earnings per share of our common stock.

Anti-takeover provisions could make a third-party acquisition of our company difficult.

        Provisions of our certificate of incorporation and bylaws, provisions of Delaware law and our shareholders rights plan could delay, defer or prevent an acquisition or change of control of us or otherwise adversely affect the price of our common stock. These provisions may deprive you of the opportunity to sell your shares at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the market price of our common stock. See "Description of Capital Stock" for a more detailed discussion of these and other provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A(i)(1) of the Securities Act of 1933, as amended and Section 21E(i)(1) of the Securities and Exchange Act of 1934, as amended. When used or incorporated by reference in this prospectus, statements which are not historical in nature, including the words "may," "will," "should," "continue," "future," "potential," "believe," "expect," "anticipate," "project," "plan," "intend," "seek," "estimate" and similar expressions are intended to identify forward-looking statements.

        The forward-looking statements in this prospectus are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or financial condition to be materially different from any future results expressed or implied by these statements. Such factors include, among other things, the risks discussed in this prospectus under the caption "Risk Factors."

        In light of these and other uncertainties, the forward-looking statements included or incorporated by reference in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on any forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. All sale proceeds will be received by the selling stockholders.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is quoted on the Nasdaq National Market under the symbol "MMPT." The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low
2001
First Quarter	$6.25	$2.63
Second Quarter	$4.37	$2.50
Third Quarter	$6.32	$2.16
Fourth Quarter	$4.00	$2.90
2002
First Quarter	$4.70	$3.00
Second Quarter	$4.50	$3.60
Third Quarter	$3.40	$1.95
Fourth Quarter	$2.78	$1.85
2003
First Quarter	$2.61	$1.91
Second Quarter	$3.98	$2.00
Third Quarter	$5.18	$3.37
Fourth Quarter (through November 17, 2003)	$6.75	$4.81

        On November 17, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $6.63 per share.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We currently intend to retain our earnings, if any, and cash to finance our growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements.

CAPITALIZATION

        The following table sets forth our total capitalization as of September 30, 2003. This table should be read in conjunction with our consolidated financial statements and notes thereto and our unaudited financial statements and notes thereto appearing elsewhere in this prospectus.

September 30, 2003
(in thousands, except share amounts)
Cash and cash equivalents	$53,275

Capital lease obligations	$458

Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.001 par value; 145,000,000 shares authorized, 26,424,569 shares issued	26
Paid-in capital	192,888
Deferred compensation	(268)
Accumulated deficit	(92,480)
Treasury stock, 264,522 shares of common stock, at cost	(1,351)
Accumulated other comprehensive loss	(257)

Total stockholders' equity	98,558

Total capitalization	$99,016

        The foregoing information is based on the number of shares outstanding as of September 30, 2003. The number of shares of common stock outstanding excludes, in each case as of September 30, 2003:

  •
  an aggregate of 177,633 shares issued upon the exercise of options during the period September 30, 2003 through November 13, 2003;

  •
  5,845,604 shares issuable upon the exercise of outstanding options and warrants, at a weighted average exercise price of $4.23 per share; and

  •
  4,573,066 additional shares that could be issued under our stock-based compensation plans.

FINANCIAL DATA

        The following financial data should be read in conjunction with the consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 are derived from our consolidated financial statements included elsewhere in this prospectus. The financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 have been audited. The statements of operations data for the nine months ended September 30, 2003 and 2002, and the balance sheet data as of September 30, 2003 and 2002, are unaudited but include all adjustments, consisting only of recurring adjustments, that are, in the opinion of management, considered necessary for a fair presentation of the data. Our historical results are not necessarily indicative of results to be expected in any future period.

        We dismissed Arthur Andersen LLP as our independent accountants effective May 28, 2002 (see Item 9—"Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002). In accordance with SFAS No. 144, the financial statements for the fiscal years ended December 31, 2001 and 2000, have been reclassified to reflect our discontinued operations. Additionally, historical results have been restated for the fiscal years ended December 31, 2001 and 2000 to correct certain errors within accrued liabilities of our continuing operations. As a result of these matters, our consolidated financial statements as of December 31, 2000 have changed. Given that Arthur Andersen LLP has ceased operations and accordingly their audit opinion can not be updated, our consolidated financial statements as of December 31, 2000 are unaudited.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001(1)	2000(1)(2)
		(Restated)		(Restated)	(Restated)
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$44,575	$55,153	$70,128	$97,096	$129,488
Cost of revenues	21,826	28,198	35,991	54,213	68,412

Gross profit	22,749	26,955	34,137	42,883	61,076
Selling, general and administrative	14,099	17,097	22,449	30,964	51,765
Restructuring and other charges (credits), net	(1,111)	7,942	15,444	12,586	7,008
Impairment of goodwill	—	—	—	323	54,287
Depreciation and amortization	2,413	3,592	4,744	5,976	5,653
Amortization of goodwill	—	—	—	2,948	14,927

Operating income (loss)	7,348	(1,676)	(8,500)	(9,914)	(72,564)
Gain on sale of CentrPort stock	—	2,317	2,317	1,735	—
Impairment of investment in CentrPort	—	—	—	(3,173)	—
Interest income	420	565	732	1,676	2,122
Other expense, net	(513)	(71)	(273)	(479)	(6)

Income (loss) from continuing operations before income taxes	7,255	1,135	(5,724)	(10,155)	(70,448)
Provision (benefit) for income taxes	2,923	611	(839)	(6,464)	2,180

Income (loss) from continuing operations	4,332	524	(4,885)	(3,691)	(72,628)

Income (loss) from discontinued operations	—	613	796	(3,178)	(1,411)

Cumulative effect of accounting change	—	(3,391)	(3,391)	—	—

Net income (loss)	$4,332	$(2,254)	$(7,480)	$(6,869)	$(74,039)

Basic income (loss) per share from continuing operations	$0.17	$0.02	$(0.19)	$(0.14)	$(2.97)

Diluted income (loss) per share from continuing operations	$0.16	$0.02	$(0.19)	$(0.14)	$(2.97)

Basic net income (loss) per share	$0.17	$(0.09)	$(0.29)	$(0.27)	$(3.04)

Diluted net income (loss) per share	$0.16	$(0.09)	$(0.29)	$(0.27)	$(3.04)

Weighted-average number of common shares outstanding:
Basic	25,990	25,930	25,937	25,704	24,386

Diluted	26,330	26,164	25,937	25,704	24,386

	September 30,		December 31,
	2003	2002	2002	2001(1)	2000(1)(2)
				(Restated)	(Restated)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$53,275	$44,011	$49,312	$40,995	$35,765
Goodwill, net	$43,156	$43,156	$43,156	$46,547	$50,496
Working capital (deficit)	$45,160	$34,831	$37,950	$29,850	$31,835
Total assets	$136,347	$135,733	$139,797	$142,955	$161,505
Capital lease obligations	$458	$910	$853	$1,140	$1,526
Other long-term obligations	$13,778	$8,707	$17,050	$7,665	$5,041
Short-term and long-term debt	$—	$—	$—	$456	$1,739
Total stockholders' equity	$98,558	$98,335	$93,414	$99,230	$104,661

(1)
In the third quarter of 2002, the operations of our offices in Toronto, Munich and Hong Kong ceased. In accordance with SFAS No. 144, the results of these operations have been reclassified and are separately presented for all reporting periods as discontinued operations.

In
connection with the reclassification of the results of these operations, we also noted certain errors within accrued liabilities associated with our continuing operations that were generated in prior periods. Therefore, we have restated our historical results to adjust for these items. The impact of these adjustments served to decrease or (increase) selling, general and administrative expenses and the loss from continuing operations before income taxes by approximately $0.1 million in the first quarter of 2002, $(0.1) million in the fourth quarter of 2001 and $0.4 million in 2000. The correction for these items had no impact on the timing or amount of our revenue or cash flow. The impact of the restatement on net income (loss) for 2001 and 2000 is as follows:

	Year Ended December 31,
	2001	2000
	(in thousands, except per share amounts)
As Previously Reported
Net income (loss)	$(6,794)	$(74,249)
Net income (loss) per share	$(0.26)	$(3.04)
As Restated
Net income (loss)	$(6,869)	$(74,039)
Net income (loss) per share	$(0.27)	$(3.04)
(2)
In 2000, we acquired various companies in business combinations that were accounted for under the purchase method of accounting. Accordingly, the statements of operations and balance sheet data presented above include the operating results of these companies from the dates of the acquisitions (see Note 4 in the notes to our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Founded in 1987, Modem Media is an interactive marketing strategy and services firm. We are a marketing partner to some of the world's leading companies, including Delta Air Lines, General Motors, Michelin, IBM, Sprint and Kraft. We define interactive marketing as the use of any interactive channel to reach and serve any target customer with the intention of generating measurable value, both to that customer and to the marketer. These "channels" include websites and other Internet applications, wireless applications, electronic mail, online marketing, advertising, promotions and other emerging communication channels. We use interactive marketing to help our clients realize greater value from their most vital asset—their customers. We approach this goal through the following business basics:

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  We add profitable new customers for our clients, through brand awareness, demand generation, lead generation and customer acquisition initiatives,

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  We increase our clients' sales from current customers, through loyalty, retention, cross-sell and up-sell initiatives and through digital services and experiences that expand the breadth, depth and lifetime value of customer relationships, and

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  We improve our clients' marketing productivity, by migrating high cost sales, service and communication activities online and optimizing the cost and impact of activities that already are executed online.

        We provide marketing and business strategy, marketing programs, creative design and technology development to address the unique business objectives, challenges and opportunities of each of our client companies. We tailor solutions across integrated service offerings that include the following:

  Marketing Insights, Strategy and Planning

        We help our clients discover and mine untapped opportunities to create revenue, reduce costs and capture the full value potential of their customers. This work begins and ends with our clients' customers by understanding their needs and preferences, assessing their value to the client's business, prioritizing customer segments and defining pragmatic strategies to realize value potential. Our planning teams guide clients on topics as wide-ranging as digital branding, technology architecture and planning and media partnership strategy.

  Marketing Platform Design and Development

        We design and build marketing platforms that enable our clients to create, manage and grow profitable relationships with their customers. These platforms include websites and wireless applications, intranets and extranets that support our clients' needs in communications, commerce and customer care. Our marketing platform teams bring expertise in both the creative and technical aspects of digital platform design, including user interface and experience design, information architecture, application development, content management, personalization systems and marketing automation tools.

  Marketing Program Design and Execution

        We conceive, create and distribute the marketing programs that turn our clients' prospects into customers. We test, track and optimize digital experiences to achieve each client's marketing goals most effectively and efficiently. This work entails the development of innovative marketing ideas and data analysis. Our marketing program teams bring expertise in creative design and execution, marketing plan development, media services, as well as database marketing, management and analysis.

        Headquartered in Norwalk, Connecticut, we also maintain offices in San Francisco, London and São Paulo.

Application of Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during a reporting period. Actual results can differ from those estimates and it is possible that the differences could be material.

        We believe the following accounting policies are critical to the understanding of the more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  revenue recognition,

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  allowance for doubtful accounts,

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  accounting for restructuring liabilities,

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  accounting for income taxes,

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  valuation of long-lived assets, investments and goodwill, and

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  lease guarantees.

  Revenue Recognition

        We recognize revenues as services are rendered in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"). A majority of our revenues are derived from fixed-bid and retainer-based assignments. Unbilled revenues represent labor costs incurred and estimated earnings in excess of billings and production and other client-reimbursable out-of-pocket costs incurred in excess of billings. Amounts billed to clients in excess of revenues recognized to date are classified as deferred revenues. Our clients hire us on a fixed-bid, retainer or time-and-materials basis. We reassess our estimated costs on fixed-bid engagements periodically and, as needed for specific engagements, losses are accrued to the extent that costs incurred and anticipated costs to complete engagements exceed total anticipated billings. Provisions for losses on uncompleted fixed-bid contracts, if any, are recognized in the period in which such losses are determined. Out-of-pocket and other pass-through expenses are recognized as revenue in the period incurred. The cost of online media and email campaigns purchased by us for our clients is not included in revenue because we act as an agent on behalf of our clients.

  Allowance for Doubtful Accounts

        We assess the required amount of allowance for doubtful accounts based on past experience and the review of the aging and analysis of specific accounts.

  Accounting for Restructuring Liabilities

        Restructuring charges include the costs associated with our restructuring actions taken in the periods presented. Charges were recorded at the time the decision was made and plans were approved to restructure operations. The charges consisted of actual and estimated costs that were incremental to our ongoing operations and were incurred to close offices, reduce excess office facilities and equipment, and terminate employees. The liability for the excess office facilities is equal to the present value of the future minimum lease payments under contractual obligations offset by estimated future sublease payments. In determining the estimates for the excess office facilities, we evaluated our potential to sublease our excess office space and our ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space. These sublease estimates, which were made in connection with our real estate advisers, are based on current and projected conditions in the real estate and economic markets in which we have excess office space. If our assumptions about future events are more or less favorable than those we have projected, we may be required to adjust existing accrued restructuring liabilities associated with this excess office space.

        We continue to pursue potential sublease opportunities in all of these markets. We have recently experienced some interest in our London office space and we will be pursuing this interest in the fourth quarter of 2003. Should we be able to sublease this office space, or any of our other office space, we would reverse the appropriate portion of the existing restructuring accrual related to this facility at such time.

  Accounting for Income Taxes

        We follow the provisions of SFAS No. 109, Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate an income tax provision for each of the jurisdictions in which we operate. This process involves estimating the actual current tax provision or benefit together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent it is determined that recovery is not likely, a valuation allowance is established. Significant management judgment is required in determining the provision or benefit for income taxes and the amount of valuation allowance that would be required. Historically, we have not taken benefits for losses generated by most of our foreign entities and accordingly have recorded a valuation allowance against their deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, that could materially impact our financial condition and results of operations.

        At September 30, 2003 deferred tax assets were $17.8 million, net of a $1.3 million valuation allowance. The net deferred tax assets of $17.8 million represents net operating loss carry forwards and deductible temporary differences, which are more likely than not to be utilized in the future. We considered all of the available evidence in evaluating the recoverability of our deferred tax assets; however, a change in circumstances, including expectations as to our projected future taxable income, may have a material impact on the recoverability of deferred tax assets and on future operating results.

  Valuation of Long-lived Assets, Investments and Goodwill

        We have a significant amount of long-lived assets, including fixed assets, goodwill and investments. We periodically evaluate the realizability of all of our long-lived assets. Future events could cause us to conclude that impairment exists and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

        We performed our annual goodwill impairment test during the fourth quarter of 2002 and determined that the goodwill was not impaired. We will continue to perform a goodwill impairment test annually, as well as when a triggering event indicating impairment may have occurred. We will perform our next annual goodwill impairment test during the fourth quarter of 2003. If our projections of future cash flows are lower than the current estimates, we may be required to recognize an impairment charge up to the carrying value of the goodwill of $43.2 million.

  Lease Guarantee

        We are the guarantor for CentrPort's obligations under its lease for office space at 450 Post Road East, Westport, Connecticut, for approximately 16,900 square feet, which expires on June 30, 2010, subject to renewal. As of September 30, 2003, the aggregate remaining base rent and estimated operating expenses due under this lease was $5.8 million, subject to adjustment in accordance with the terms of the lease. This balance will be reduced by approximately $0.8 million per year through June 30, 2010. The lease provides that once 50% of the original lease term has expired, which will occur in July 2005, this guaranty may be replaced with an irrevocable letter of credit in favor of the landlord in an amount not to exceed the remaining base rent. Upon expiration of 50% of the lease term, CentrPort is required to obtain such a letter of credit. Additionally, CentrPort has agreed to cooperate with us to secure our release from our guaranty prior to that time, if possible. In the event that CentrPort were to default on its lease obligation, we would be liable for the aggregate remaining base rent and operating expenses at the time of default by CentrPort. In the event of a default, we would take all appropriate action to be reimbursed for this liability. Based on our understanding of CentrPort's overall business condition and financial viability, no provision has been recorded for this potential liability.

Restructuring and Other Charges, Net

  Continuing Operations

        We initiated a series of restructuring actions in 2002 to align capacity with both revenue and the demand from our clients. These actions were completed in the third and fourth quarters of 2002 and included staff reductions of 35 employees and a reduction in office space in our U.S. and London offices. As a result of these actions, restructuring charges of $15.4 million were recorded during the year ended December 31, 2002. As a result of the sublease of approximately 13,000 square feet of our office space in San Francisco, California, as of September 30, 2003, we reversed $1.1 million of this restructuring charge.

        In 2001, we implemented various restructuring plans to reduce our operating expenses and strengthen our competitive and financial positions. These actions were completed in the third quarter of 2001 and first quarter of 2002 and included the following: (a) staff reductions and an increase in our accrual for excess office space in our San Francisco office, established in 2000, (b) the closure of our New York City office and its subsequent consolidation into our Norwalk, Connecticut office, (c) the decision to cease operations and close our office in Tokyo, Japan, (d) the decision made in the fourth quarter of 2001 to cease operations in our office in Paris, France and (e) the permanent decline in the value of certain marketable securities. As a result of these actions, restructuring charges of $12.6 million were recorded during the year ended December 31, 2001.

        In 2000, we recorded charges related primarily to leased office space reductions in San Francisco and Tokyo, Japan, the reduction in headcount and reorganization of capacity across multiple offices and the write-off of deferred costs related to the proposed secondary public offering of our common stock that was cancelled. As a result of these actions, restructuring charges of $7.0 million were recorded during the year ended December 31, 2000.

        As a result of these office closures, restructuring and staff attrition, our full-time equivalent employees (defined as employees plus temporary workers), were reduced by 66.2%, from 922 full-time equivalents at September 30, 2000 to 312 full-time equivalents at December 31, 2002.

  Discontinued Operations

        As noted above, due to the decline in client demand, we decided in the second quarter of 2002 to close our offices in Toronto, Munich and Hong Kong. These offices ceased their operations in the third quarter of 2002. As a result of this decision, there were staff reductions of 52 employees during the closedown period in 2002 and restructuring charges of $3.4 million were recorded during the year ended December 31, 2002. These charges are recorded within the operating loss from discontinued operations in our accompanying consolidated statements of operations.

        In 2001, we approved various restructuring plans to reduce our operating expenses and strengthen our competitive and financial positions. These actions, which were completed by the fourth quarter of 2001, include staff reductions and the cancellation of our move to new office space in Toronto as a result of the landlord's breach of contract. As a result of these actions, restructuring charges of $1.8 million were recorded during the year ended December 31, 2001. These charges are recorded within the operating loss from discontinued operations in our accompanying consolidated statements of operations.

CentrPort Inc. Transaction and Investment

        We and certain employees formed CentrPort LLC in November 1999 to focus on developing intelligent marketing platforms to build and enhance customer relationships across multiple communication channels. In December 2000, CentrPort LLC, which was originally organized as a Delaware limited liability company, was reorganized as CentrPort, Inc. ("CentrPort"), a Delaware corporation. Immediately after this reorganization, we sold a portion of our ownership in CentrPort, which was formerly our majority-owned subsidiary. A consortium of third party investors (the "CentrPort Investors") purchased 8,332,000 shares of preferred stock of CentrPort from us ("CentrPort Preferred Stock Sale") in exchange for $2.5 million in cash and a $2.5 million note receivable originally due in December 2001, subject to certain conditions. In addition, we received a warrant to purchase 391,604 shares of CentrPort common stock from CentrPort ("CentrPort Warrant").

        Concurrent with the CentrPort Preferred Stock Sale, the CentrPort Investors agreed to invest up to $22.0 million directly into CentrPort. At the closing of the transaction, $16.5 million was paid by the CentrPort Investors to CentrPort in exchange for 36,660,800 shares of newly issued CentrPort preferred stock. Subject to CentrPort's securing certain revenue commitments by April 1, 2001, an additional payment of $5.5 million ("Contingent Payment") would be due from the CentrPort Investors to CentrPort in December 2001. CentrPort did not secure these certain commitments and as such the Contingent Payment was not made by the CentrPort Investors to CentrPort.

        In addition, concurrent with the CentrPort Preferred Stock Sale, we purchased 1,842,657 shares of CentrPort common stock from certain minority CentrPort stockholders in exchange for approximately $1.9 million of our common stock, or 315,858 shares (the "Founders' Stock Transaction"). In connection with the Founders' Stock Transaction, we recorded a charge to equity of approximately $1.4 million based on the excess of the value paid for the founders' stock and its estimated fair value on the date we acquired the stock.

        The CentrPort Preferred Stock Sale, the CentrPort Warrant, the investment by the CentrPort Investors directly into CentrPort and the Founders' Stock Transaction are hereinafter collectively referred to as the "CentrPort Transactions." As a result of the CentrPort Transactions, our ownership in CentrPort preferred and common stock, combined, was reduced from 59.0% to 15.2%, which was later reduced as discussed below. Through the date of the CentrPort Transactions, we consolidated CentrPort and recognized 100% of the losses incurred by CentrPort in consideration that we were CentrPort's sole funding source. Such losses aggregated approximately $5.7 million. Subsequent to the CentrPort Transactions we have accounted for our investment in CentrPort under the cost method.

        In conjunction with the CentrPort Transactions, we designated CentrPort as a preferred vendor and committed to resell at least $5.0 million of CentrPort's products and services during 2001 pursuant to a value added reseller agreement ("CentrPort Commitment"). Based primarily on the uncertain nature of our ability to meet this CentrPort Commitment, we deferred our gain of $4.1 million on the CentrPort Preferred Stock Sale. The original agreement provided that, if the CentrPort Commitment was not met, we were to remit the value of the shortfall to CentrPort in either CentrPort common stock from our holdings pursuant to a contractual per share fixed value, or in cash, at our election. As of December 31, 2001, we had sold $2.7 million in CentrPort products and services applicable to the CentrPort Commitment. As a result, we recognized $1.7 million in the fourth quarter of 2001 of the $4.1 million deferred gain that was recorded as of December 31, 2000. The remaining balance of the deferred gain on our balance sheet was equal to $2.3 million as of December 31, 2001. In February 2002, we, CentrPort and the CentrPort Investors were party to agreements which amended various conditions and commitments including the extinguishment of our CentrPort Commitment to sell further CentrPort products and services, the extinguishment of our obligation to pay the value of the shortfall in either cash or CentrPort common stock and the extension of our $2.5 million note receivable due from the CentrPort Investors to us until December 31, 2002, which was subsequently satisfied. Accordingly, we recognized the remaining deferred gain of $2.3 million in the first quarter of 2002.

        In addition, as a result of a valuation we received from an independent firm regarding our investment in CentrPort as of December 31, 2001, we concluded that our investment in CentrPort was impaired. Accordingly we reduced our investment in CentrPort from $3.7 million, reflected at December 31, 2000, to $0.5 million by recording a $3.2 million charge in the fourth quarter of 2001. In October 2002, CentrPort closed on a second series of equity financing whereby CentrPort issued new equity to some of the CentrPort Investors in exchange for cash (the "Secondary Financing"). We did not participate in the Secondary Financing. As a result of the Secondary Financing, our ownership interest in CentrPort's common and preferred stock was reduced from 15.2% to 8.9%.

Historical Results of Operations

        Clients hire us on a fixed-fee, retainer or time-and-materials basis. A majority of our revenues are derived from fixed-fee engagements. We recognize revenues as services are rendered in accordance with SAB No. 101. We reassess our estimated costs on fixed-fee engagements periodically and, as needed for specific engagements, losses are accrued to the extent that costs incurred and anticipated costs to complete engagements exceed anticipated billings. Provisions for losses on uncompleted fixed-fee contracts, if any, are recognized in the period in which such losses are determined. The cost of online media and email campaigns purchased by us for our clients is not included in revenue because we act as an agent on behalf of our clients.

        Our results of operations and our business depend on our relationships with a limited number of large clients with which we generally do not have long-term contracts. Our clients generally have the right to terminate their relationships with us without penalty and with relatively short or no notice. Once an engagement is completed, we cannot be assured that a client will engage us for further services. As a result, a client that generates substantial revenue for us in one period may not be a substantial source of revenue in a subsequent period. The termination of our business relationships with any of our significant clients, or a material reduction in the use of our services by any of our significant clients, could adversely affect our future financial performance.

        Our ten largest clients accounted for 88% and 87% of consolidated revenue for the nine months ended September 30, 2003 and 2002, respectively, and 86.8%, 77.9% and 59.4% of consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Three clients individually accounted for 24%, 18% and 11% of our revenues in the nine months ended September 30, 2003. Three clients individually accounted for 18%, 15% and 11% of our revenues in the nine months ended

September 30, 2002. Three clients individually accounted for 18.7%, 16.9% and 11.4% of our revenues in 2002. Two clients accounted for 23.3% and 10.0% of our revenues in 2001. No clients accounted for 10.0% or greater of our revenues in 2000. We expect a relatively high level of client concentration to continue which may not necessarily involve the same clients from period to period.

        Cost of revenues consists of salaries, employee benefits and incentive compensation for our professional services staff, costs for temporary staff that we use to provide professional services and certain other direct costs. Selling, general and administrative expenses consist of salaries, employee benefits and incentive compensation of sales and marketing, new business development, administrative and other non-billable employees, certain other marketing costs, office rent, utilities, professional and consulting fees, travel, telephone and other related expenses.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Revenues.    Revenues decreased $10.6 million, or 19%, to $44.6 million for the nine months ended September 30, 2003 from $55.2 million for the nine months ended September 30, 2002. This decline in revenues was primarily attributable to a decrease in total billed hours, partially offset by an increase in average revenue per billed hour. This decline in total billed hours was attributable to a decrease in demand for our services due to the continued overall reduction in marketing spending from most of our significant clients.

        Cost of Revenues.    Cost of revenues decreased $6.3 million, or 23%, to $21.9 million for the nine months ended September 30, 2003 from $28.2 million for the nine months ended September 30, 2002. This decrease in cost of revenues was primarily due to a reduction in employee compensation and related expenses mainly caused by a reduction in staff.

        Gross Profit.    Gross profit margin increased to 51% of revenues for the nine months ended September 30, 2003 from 49% for the nine months ended September 30, 2002. This increase was primarily due to an increase in the average revenue per billed hour, as a result of a favorable improvement in the billed rates for several significant engagements and from the completion of certain lower margin projects during 2002. This increase in gross profit margin was partially offset by lower utilization (billed hours divided by total capacity hours of billed employees) of 72% for the nine months ended September 30, 2003 versus 78% for the same period in 2002.

        Selling, General and Administrative.    Selling, general and administrative expenses decreased $3.0 million, or 18%, to $14.1 million for the nine months ended September 30, 2003 from $17.1 million for the nine months ended September 30, 2002. The decrease in selling, general and administrative expenses was mainly due to a reduction in employee compensation and related expenses principally caused by a reduction in staff. In addition, facilities-related expenses decreased due to the restructuring actions taken in 2002. The decrease was partially offset by the absence of a benefit of $0.5 million from the favorable settlement during the third quarter of 2002 of previously accrued liabilities.

        Restructuring and Other Charges (Credits), Net.    Restructuring and other charges (credits), net, of $(1.1) million for the nine months ended September 30, 2003 represent the reversal of previously recorded restructuring charges as a result of sub-letting of certain office space within our San Francisco office. Restructuring and other charges (credits), net, of $7.9 million for the nine months ended September 30, 2002 include costs related to office leases for our excess facilities, fixed asset dispositions and severance costs related to the reduction of staff across multiple offices.

        Depreciation and Amortization.    Depreciation and amortization decreased $1.2 million, or 33%, to $2.4 million for the nine months ended September 30, 2003 from $3.6 million for the nine months ended September 30, 2002. The decrease in depreciation and amortization was attributable to the restructuring actions taken in 2002, which included the write-off of certain property and equipment, and to certain assets becoming fully depreciated during 2002 and 2003.

        Interest Income.    Interest income decreased by $0.2 million to $0.4 million for the nine months ended September 30, 2003 from $0.6 million for the nine months ended September 30, 2002. This decrease was primarily attributable to the decrease in average interest rates for the nine months ended September 30, 2003 compared to the same period in 2002.

        Other Expense, Net.    Other expense, net increased $0.4 million to $0.5 million for the nine months ended September 30, 2003 from $0.1 million for the nine months ended September 30, 2002. Other expense increased primarily due to the absence of a $0.4 million benefit from the favorable settlement during the third quarter of 2002 of previously accrued liabilities.

        Provision for Income Taxes.    The provision for income taxes for the nine months ended September 30, 2003 was $2.9 million compared to $0.6 million for the nine months ended September 30, 2002. The effective income tax provision rate was 40% for the nine months ended September 30, 2003 compared to 54% for the nine months ended September 30, 2002. We provide for income taxes in the jurisdictions in which we pay income taxes at the statutory rates in effect in each jurisdiction, adjusted for differences in providing for income taxes between financial reporting and income tax purposes. The effective tax rate differs from the federal statutory rate due to the impact of state taxes, non-deductible items and changes in the valuation allowances recorded against losses generated by certain foreign entities.

        Cumulative Effect of Accounting Change.    In accordance with SFAS No. 142, we performed the required transitional impairment test on our goodwill as of January 1, 2002. As a result of completing this test, we determined that the goodwill associated with our Munich operation was fully impaired as of January 1, 2002. Accordingly, we recorded a goodwill impairment charge of $3.4 million as a cumulative effect of an accounting change retroactive to January 1, 2002. There was no income tax benefit associated with this charge since we believed it was more likely than not that future taxable income in Munich, Germany would not be sufficient to realize the related income tax benefit.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenues.    Revenues decreased $27.0 million, or 27.8%, to $70.1 million for the year ended December 31, 2002 from $97.1 million for the year ended December 31, 2001. This decline in revenues was primarily attributable to a decrease in the total billed hours and average revenue per hour for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The decrease in billed hours was primarily due to the decrease in demand for our services attributable to the general decline in the global economy, which resulted in reduced marketing spending from some of our significant clients, the winding down of a large project for one client in Europe and the closure of our offices in Paris, France and Tokyo, Japan. Reimbursable pass-through expenses included in revenues for the years ended December 31, 2002 and 2001 represented less than 6% and 3% of revenues, respectively, for those periods.

        Cost of Revenues and Gross Profit.    Cost of revenues decreased $18.2 million, or 33.5%, to $36.0 million for the year ended December 31, 2002 from $54.2 million for the year ended December 31, 2001. This decrease in cost of revenues was primarily due to a decrease in full-time equivalent employees as a result of restructuring actions taken in 2002 due to the decrease in demand for our services. Gross profit margin increased to 48.6% of revenues for the year ended December 31, 2002, from 44.2% for the year ended December 31, 2001 due to higher utilization for the year ended December 31, 2002 compared to the year ended December 31, 2001. This increase in utilization was primarily attributable to the decrease in capacity as a result of the restructuring actions taken during 2001 and 2002.

        Selling, General and Administrative.    Selling, general and administrative expenses decreased $8.5 million, or 27.5%, to $22.4 million for the year ended December 31, 2002 from $31.0 million for the year ended December 31, 2001. Selling, general and administrative expenses represented 32.0% of revenues for the year ended December 31, 2002, as compared to 31.9% for the year ended December 31, 2001. The dollar decrease in selling, general and administrative expenses was primarily the result of expense reduction actions representing reduced headcount and infrastructure costs during 2001 and 2002, and the favorable settlement during the third quarter of 2002 of $0.5 million of previously accrued liabilities.

        Restructuring and Other Charges, Net.    Restructuring and other charges, net of reversals, were $15.4 million during 2002, an increase of $2.9 million, or 22.7%, compared with $12.6 million incurred in 2001. The 2002 charges represent costs incurred in connection with the initiation of a series of global restructuring actions to align capacity with expected revenue levels. These actions were primarily commenced in the second and fourth quarters of 2002 and included a reduction in office space in Norwalk, San Francisco and London and staff reductions in our Norwalk, San Francisco and London offices. The 2002 restructuring charges include $12.2 million in lease-related costs primarily related to office leases for our excess facilities, $1.9 million in fixed asset dispositions and $1.3 million for severance and other costs. The 2001 charges primarily represent costs incurred in connection with the following: (a) a significant and rapid deterioration in the commercial real estate market in San Francisco resulting in an increase in the accrual for excess office space, established in 2000, for an additional $5.7 million, (b) the reduction of corporate headcount and reorganization of capacity across multiple offices for $3.1 million, (c) the closure of our New York City office and its subsequent consolidation into our Norwalk, Connecticut office for $1.3 million, (d) the decision to cease operations and close our office in Tokyo, Japan for $1.3 million, (e) the decision made in the fourth quarter of 2001 to cease operations in our office in Paris, France for $1.2 million and (f) the permanent decline in the value of certain marketable securities for $0.4 million.

        Impairment of Goodwill.    In 2001, we concluded that due to adverse market conditions as well as deteriorating operating results and cash flows in our Paris, France office our goodwill associated with that office was no longer recoverable. As such, we recorded an impairment of goodwill charge of $0.3 million in the third quarter of 2001 (see Note 5 in the Notes to our Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000).

        Depreciation and Amortization.    Depreciation and amortization decreased $1.2 million, or 20.6%, to $4.7 million for the year ended December 31, 2002 from $6.0 million for the year ended December 31, 2001. The decrease in depreciation and amortization was primarily attributable to the restructuring actions taken which included the write-off of certain property and equipment. Depreciation and amortization represented 6.8% of consolidated revenues for the year ended December 31, 2002 and 6.2% for the year ended December 31, 2001.

        Amortization of Goodwill.    As a result of the adoption of SFAS No. 142 effective January 1, 2002, we no longer record goodwill amortization. Amortization of goodwill for the year ended December 31, 2001 was $2.9 million (see Note 5 in the Notes to our Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000).

        Gain on Sale of CentrPort Stock.    See "CentrPort Transactions and Investment" and Note 3 in the Notes to our Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

        Impairment of Investment in CentrPort.    As a result of the information we received from an independent firm regarding the valuation of our investment in CentrPort, we concluded that our investment in CentrPort was impaired and accordingly reduced our investment in CentrPort as of December 31, 2001 to $0.5 million by recording a $3.2 million charge. We will continue to review our remaining CentrPort investment for impairment on an annual basis as well as when a triggering event indicating impairment may have occurred.

        Interest Income.    Interest income decreased $1.0 million, or 56.3%, to $0.7 million for the year ended December 31, 2002 from $1.7 million for the year ended December 31, 2001. This decrease was primarily due to lower interest rates realized on short-term investment balances partially offset by higher average cash balances during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

        Other Expense, Net.    Other expense, net, decreased $0.2 million, or 42.7%, to $0.3 million for the year ended December 31, 2002 from $0.5 million for the year ended December 31, 2001. This reduction in expense is primarily a result of a benefit of $0.4 million from the favorable settlement during the third quarter of 2002 of previously accrued liabilities partially offset by the recognition of interest expense related to the accrual for the present value of the future costs of our excess office space in San Francisco, Norwalk and London.

        Loss from Continuing Operations before Income Taxes.    Our loss from continuing operations before income taxes was $5.7 million for the year ended December 31, 2002 as compared to a loss of $10.2 million for the year ended December 31, 2001. The decrease in loss from continuing operations before income taxes of $4.5 million was primarily due to the decrease in operating expenses, the elimination of goodwill amortization and the gain on the sale of CentrPort stock.

        Income Taxes.    The benefit for income taxes for the year ended December 31, 2002 was $0.8 million compared to a benefit for income taxes of $6.5 million for the year ended December 31, 2001. The effective income tax rate was 14.7% for the year ended December 31, 2002 compared to an effective income tax benefit rate of 63.7% for the year ended December 31, 2001. During the year ended December 31, 2002, our effective income tax rate is less than the statutory rate primarily due to foreign tax losses for which no benefit was recorded and the difference in foreign tax rates. The effective tax rate is more than the statutory tax rate during the year ended December 31, 2001 primarily due to the tax benefit in the U.S. resulting from the shutdown of foreign offices partially offset by goodwill amortization and other items that were not tax deductible and foreign tax losses for which no benefit was recorded.

        Loss from Continuing Operations.    Our loss from continuing operations was $4.9 million, or $0.19 per common share, for the year ended December 31, 2002 as compared to a loss from continuing operations of $3.7 million, or $0.14 per common share, for the year ended December 31, 2001. This increase in loss from continuing operations of $1.2 million was primarily due to a different effective income tax rate applied to our loss before income taxes as mentioned above.

        Income (loss) from Discontinued Operations.    Our income from discontinued operations was $0.8 million for the year ended December 31, 2002 as compared to a loss from discontinued operations of ($3.2) million for the year ended December 31, 2001.

        Cumulative Effect of Accounting Change.    In accordance with SFAS No. 142, we performed the required transitional impairment test on our goodwill as of January 1, 2002. As a result of completing this test, we determined that the goodwill associated with our Munich, Germany operation was fully impaired as of January 1, 2002. Accordingly, we recorded a goodwill impairment charge of $3.4 million as a cumulative effect of an accounting change retroactive to January 1, 2002. There was no income tax benefit associated with this charge as we believe it is more likely than not that future taxable income in Germany will not be sufficient to realize the related income tax benefit.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Revenues.    Revenues decreased by $32.4 million, or 25.0%, to $97.1 million for 2001 from $129.5 million for 2000. This decline in revenues was primarily attributable to lower billed hours as the demand from our clients decreased due to the general decline in the global economy, partially offset by an increase in international revenue attributable to a large project for a European client.

        Cost of Revenues and Gross Profit.    Cost of revenues decreased by $14.2 million, or 20.8%, to $54.2 million for the year ended December 31, 2001 from $68.4 million for the year ended December 31, 2000. Gross profit margin declined to 44.2% of revenues for the year ended December 31, 2001 from 47.2% for the year ended December 31, 2000. The decrease in cost of revenues was primarily due to company-wide reductions in capacity as a result of a decrease in revenues. The decline in gross profit margin in 2001 as compared to 2000 was primarily due to lower revenues offset in part by the lower costs of revenues.

        Selling, General and Administrative.    Selling, general and administrative expenses decreased by $20.8 million, or 40.2%, to $31.0 million for 2001 from $51.8 million for 2000. Selling, general and administrative represented 31.9% of revenues for 2001 as compared to 40.0% for 2000. The dollar and percentage decreases in selling, general and administrative expenses were due primarily to expense reduction actions taken during 2001 in line with the decrease in revenues.

        Restructuring and Other Charges, Net.    Restructuring and other charges, net of reversals, were $12.6 million during 2001, which was an increase of $5.6 million, or 79.6%, over the $7.0 million incurred in 2000. The 2001 charges primarily represent costs incurred in connection with the following: (a) a significant and rapid deterioration in the commercial real estate market in San Francisco resulting in an increase in the accrual for excess office space, established in 2000, for $5.7 million, (b) the reduction of corporate headcount and reorganization of capacity across multiple offices for $3.1 million, (c) the closure of our New York City office and its subsequent consolidation into our Norwalk, Connecticut office for $1.3 million, (d) the decision to cease operations and close our office in Tokyo, Japan for $1.3 million, (e) the decision made in the fourth quarter of 2001 to cease operations in our office in Paris, France for $1.2 million and (f) the permanent decline in the value of certain marketable securities for $0.4 million.

        In 2000, we recorded charges related primarily to leased office space reductions in San Francisco and Tokyo, Japan for $5.7 million, the reduction in headcount and reorganization of capacity across multiple offices for $0.6 million and the write-off of deferred costs related to the proposed secondary public offering of our common stock that we cancelled for $0.7 million.

        Impairment of Goodwill.    Due to adverse market conditions as well as deteriorating operating results and cash flows in our Paris, France office, we concluded that our goodwill associated with such office was no longer recoverable. As a result, we recorded an impairment of goodwill charge of $0.3 million in the third quarter of 2001. Our impairment of goodwill charges for 2000 represented the write-off of the goodwill remaining from the Vivid acquisition of $52.8 million, which we concluded was fully impaired and could not be recovered from expected future cash flows, and a charge of $1.5 million for the write-off of the goodwill associated with our Tokyo, Japan operations (see Note 5 in the Notes to our Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000).

        Depreciation and Amortization.    Depreciation and amortization increased by $0.3 million, or 5.7%, to $6.0 million for 2001 from $5.7 million for 2000. The increase was attributable to the full-year effect of assets placed in service in 2000 and additional assets initially placed in service in 2001 partially offset by asset dispositions in 2001 resulting from our restructuring actions.

        Amortization of Goodwill.    Amortization of goodwill decreased by $12.0 million, or 80.3%, to $2.9 million for 2001 from $14.9 million for 2000. The decrease was primarily a result of the impairment of our goodwill relating to the acquisition of Vivid as of December 31, 2000 and the impairment of goodwill relating to our Paris, France office in 2001.

        Gain on Sale of CentrPort Stock.    See "CentrPort Transactions and Investment" and Note 3 in the Notes to our Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

        Impairment of Investment in CentrPort.    As a result of the information we received from an independent firm regarding the valuation of our investment in CentrPort, we concluded that our investment in CentrPort was impaired and accordingly reduced our investment in CentrPort as of December 31, 2001 to $0.5 million by recording a $3.2 million charge. We will continue to review our remaining CentrPort investment for impairment on an annual basis as well as when a triggering event indicating impairment may have occurred.

        Interest Income.    The decrease in interest income to $1.7 million for 2001 from $2.1 million for 2000 was primarily attributable to reduced interest rates on our short-term investments.

        Other Expense, Net.    Other expenses, net, increased $0.5 million to $0.5 million for 2001 as compared to 2000. This increase in other expenses is primarily attributable to an increase in interest expense related to the funds advanced by our Norwalk, Connecticut landlord for the financing of certain leasehold improvements and the recognition of interest expense related to the accrual for the present value of the future costs of our excess office space in San Francisco.

        Loss from Continuing Operations before Income Taxes.    Our loss from continuing operations before income taxes was $10.2 million for 2001 as compared to a loss of $70.4 million for 2000. The decrease in loss from continuing operations before income taxes of $60.2 million was primarily attributable to a reduction in the net effect of the following: (a) restructuring and other charges, (b) impairment of goodwill, (c) amortization of goodwill, (d) the impairment of investment in CentrPort and (e) the recognized gain on the sale of CentrPort Stock. These items totaled $17.3 million in 2001 as compared to $76.2 million in 2000 which was a decrease of $58.9 million.

        Income Taxes.    We had a net benefit for income taxes of $6.5 million on a pre-tax loss of $10.2 million for 2001 compared to a provision of $2.2 million on pre-tax loss of $70.4 million for 2000. Our income taxes were impacted by a U.S. tax benefit related to foreign office closings and by goodwill amortization which was not tax deductible. As a result, our effective tax rate differs significantly from the statutory rate. The effective tax during the year ended December 31, 2001 rate is more than the statutory tax rate primarily due to the tax benefit in the U.S. resulting from the shutdown of foreign offices partially offset by goodwill amortization and other items which were not tax deductible and foreign tax losses for which no benefit was recorded. During the year ended December 31, 2000 the effective tax rate is less than the statutory rate primarily due to goodwill amortization and other items which were not tax deductible and foreign tax losses for which no benefit was recorded.

        Loss from Continuing Operations.    Our loss from continuing operations was $3.7 million, or $0.14 per common share, for 2001 as compared to a loss from continuing operations of $72.6 million, or $2.97 per common share, for 2000. This decrease in loss from continuing operations of $68.9 million was primarily attributable to a reduction in the net effect of the following: (a) restructuring and other charges, (b) impairment of goodwill, (c) amortization of goodwill, (d) the impairment of investment in CentrPort and (e) the recognized gain on the sale of CentrPort Stock.

        Loss from Discontinued Operations.    Our loss from discontinued operations was $3.2 million for the year ended December 31, 2001 as compared to a loss from discontinued operations of $1.4 million for the year ended December 31, 2000.

Factors Affecting Operating Results

        Our operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, including our history of operating losses, the scope and timing of new assignments and client initiatives, the spending levels and budget constraints of our clients, our dependence on a limited number of clients, our allocation of resources to new business development, our effectiveness in attracting and retaining qualified staff, including management, our dependence on key management staff, our need and ability to manage the level of our staff and capacity in the future, our ability to accurately estimate costs in fixed-fee engagements, exclusivity arrangements with clients that may limit our ability to provide services to others and other factors that are outside of our control. Other factors that may affect our future operating results are CentrPort's ability to execute its strategy and business plan and to meet its obligations under a lease for which we are guarantor, the potential future impairment of our goodwill, our ability to utilize our deferred tax asset, the variability of our operating results, our ability to integrate acquired companies, timing and amount of our capital expenditures, the ability of our sub-tenants to continue to meet their obligation under our sub-lease agreements, our ability to sub-lease our unoccupied office space, our ability to manage future growth, pricing pressure for our services, the timing of collections from our clients, our ability to respond to rapid technological change, our dependence on the continued growth of the Internet, the long-term effects of the global recession, the effect of terrorist activities and military actions, and changes in government regulations, including regulation of privacy issues. As a result, period-to-period comparisons of our operating results cannot be relied upon as indicators of future performance.

Liquidity and Capital Resources

        We historically have financed our operations primarily from funds generated from operations. Net cash provided by operating activities was $4.2 million and $3.6 million for the nine months ended September 30, 2003 and 2002, respectively. Net cash provided by operating activities was $6.9 million, $7.8 million and $9.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        Net cash used in investing activities was $0.6 million for the nine months ended September 30, 2003 compared to $0.1 million for the nine months ended September 30, 2002. During the first nine months of 2003, we invested $1.2 million in capital expenditures. In addition, during the first nine months of 2003 we collected $0.6 million of notes receivable. Net cash provided by (used in) investing activities was $1.9 million, $(2.0) million and $(8.1) million for the years ended December 31, 2002, 2001 and 2000, respectively. In 2002, 2001 and 2000, we invested $0.2 million, $2.8 million and $15.6 million in capital expenditures, respectively. During 2000, we used $11.2 million of funds to acquire businesses in San Francisco, São Paulo and Paris. There was no such activity in 2002 or 2001. In 2000, we generated $2.0 million in proceeds from the CentrPort Preferred Stock Sale. During 2002 and 2001 we collected $2.0 million and $0.6 million, respectively, from notes receivable.

        Net cash provided by (used in) financing activities was $0.3 million for the nine months ended September 30, 2003 compared to $(0.3) million for the nine months ended September 30, 2002. Our primary use of cash from financing activities during the nine months ended September 30, 2003 and 2002 were repayments of debt and capital lease obligations of $0.3 million and $0.8 million, respectively, and the purchase of treasury stock for $0.1 million and $0.02 million, respectively. Offsetting these items for the nine months ended September 30, 2003 and 2002 were proceeds from the exercise of employee stock options and purchases under the employee stock purchase plan of $0.7 million and $0.5 million, respectively. Net cash provided by (used in) financing activities was $(0.5) million, $(0.5) million and $3.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Our primary sources of cash flows from financing activities during 2002, 2001 and 2000 were proceeds from the exercise of employee stock options including purchases under the employee stock purchase plan of $0.5 million, $1.3 million and $5.3 million, respectively. Partially offsetting these items for the years ended December 31, 2002, 2001 and 2000 were repayments of debt and capital lease obligations of $1.0 million, $1.8 million and $1.3 million, respectively.

        We believe that our cash on hand and short-term investments together with funds available from operations will be sufficient to meet our capital needs for at least the next twelve months.

        We are the guarantor for CentrPort's obligations under its lease for office space at 450 Post Road East, Westport, Connecticut, for approximately 16,900 square feet, which expires on June 30, 2010, subject to renewal. As of September 30, 2003, the aggregate remaining base rent and estimated operating expenses due under this lease was $5.8 million, subject to adjustment in accordance with the terms of the lease. This balance will be reduced by approximately $0.8 million per year through June 30, 2010. The lease provides that once 50% of the original lease term has expired, which will occur in July 2005, this guaranty may be replaced with an irrevocable letter of credit in favor of the landlord in an amount not to exceed the remaining base rent. Upon expiration of 50% of the lease term, CentrPort is required to obtain such a letter of credit. Additionally, CentrPort has agreed to cooperate with us to secure our release from our guaranty prior to that time, if possible. In the event that CentrPort were to default on its lease obligation, we would be liable for the aggregate remaining base rent and operating expenses at the time of default by CentrPort. In the event of a default, we would take all appropriate action to be reimbursed for this liability. Based on our understanding of CentrPort's overall business conditions and financial viability, no provision has been recorded for this potential liability.

        In October 2002, we established a program to repurchase over an eighteen month period up to $5.0 million of our common stock. The timing and amount of purchases will be dependent upon a number of factors, including the price and availability of our common stock, general market conditions and other uses of funds. The program may be discontinued at any time. During the first nine months of 2003, we repurchased 45,100 shares of common stock at an average price of $2.19 per share for a total cost of $0.1 million under this program. In aggregate we have purchased 57,790 shares of common stock at an average price of $2.25 per share for a total cost of $0.1 million as of September 30, 2003.

Recently Issued Accounting Pronouncements

        In March 2003, the EITF published Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"). This issue addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance is effective for revenue arrangements that we entered into in fiscal periods beginning after June 15, 2003. Accordingly, we adopted EITF 00-21 on July 1, 2003 and we have determined that the adoption of this statement did not have a material effect on our consolidated financial statements and disclosures.

        In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," ("Statement No. 149"). Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and is to be applied prospectively. We do not use derivative instruments, and therefore, the adoption of Statement No. 149 did not have a material impact on our consolidated financial statements.

BUSINESS

Overview

        Founded in 1987, we are a leading interactive marketing strategy and services firm. We have established and maintained long-standing relationships with many of the world's leading Fortune 500 companies including Delta Air Lines, General Motors, IBM, Kraft, Michelin and Sprint. We offer our clients a comprehensive range of interactive marketing services that includes strategic consulting and research, website design, interactive advertising and promotions, email marketing, and data collection and analysis. Our services encompass all interactive channels including websites, Internet applications, wireless applications, email and other emerging communication channels to achieve our clients' marketing objectives. We have been able to compete successfully and maintain deep client relationships due to our proven ability to deliver creative, innovative solutions that produce meaningful results for our clients driven by our singular focus on the interactive marketing services sector.

        We were one of the first companies to provide interactive marketing services, and over the past 16 years have distinguished ourselves through numerous industry innovations and have been consistently recognized for our creative and effective solutions. We pioneered the use of Internet advertising, email direct marketing and online market research. Among our early innovative industry accomplishments, we created the e-commerce shopping mall, GEnie Mall, for General Electric in 1988, launched one of the earliest online campaigns for Coors Light on Prodigy in 1992, introduced Zima.com in 1994, one of the earliest consumer product promotions on the web, and used video in an Internet advertisement for AT&T in 1997. We have won over 100 awards, most recently highlighted by AdTech's "Best Interactive Brand Campaign" award for our 2003 campaign for Delta Air Lines and Media Magazine's "Best of the Internet" award for our 2003 advertising campaign for Heineken.

Market Overview

        Interactive channels and their use continue to evolve and change at a rapid pace, creating significant business opportunities. This change has driven the demand for interactive marketing services, and we believe this demand will grow based on several recent trends including:

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  a shift in corporate emphasis from simply building Internet websites towards utilizing interactive channels efficiently to increase revenues, enhance customer service and achieve seamless integration of marketing initiatives;

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  increased recognition of the interactive medium as a critical component of any marketing strategy as a result of continued growth in users and time spent online, and continued improvement in delivering messages to a targeted audience and measuring campaign effectiveness;

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  a sustained increase in broadband and wireless access, enabling easier, more frequent use of interactive channels, thereby creating additional opportunities for marketing and connecting with customers;

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  increased influence of online search and information gathering on purchasing decisions; and

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  overall growth in the economy and expected expansion of marketing expenditures by the Fortune 500.

        The increase in online advertising spending in 2003 suggests that interactive marketing expenditures may increase after the decline over the last several years. According to the Internet Advertising Bureau, Internet advertising spending increased 11.0% and 13.9% for the first and second quarters of 2003, respectively, over the same periods in 2002. According to eMarketer, total online advertising spending is expected to increase from $6.3 billion in 2003 to $8.1 billion in 2006.

Competitive Advantages

        We believe we are well-positioned to capitalize on the anticipated increase in interactive marketing expenditures based on our competitive strengths, including:

  Long-Standing Relationships with Blue-Chip Clients

        Our long-standing and stable relationships with blue-chip clients position us to win their future business and enhance our credentials to win new business. The strength of our relationships is evidenced by the fact that over 65% of our revenues for the nine months ended September 30, 2003 was generated by clients who we have served for a minimum of six years. We endeavor to make our interactive marketing solutions an integral part of our clients' marketing strategies in order to promote and expand long-term client relationships. For example, during our eight-year relationship with Delta Air Lines, our seven-year relationship with Kraft and our six-year relationship with IBM, we have completed multiple projects across many of their business units.

  Established Track Record of Award Winning Innovative Execution and Results

        Our long history and track record of pioneering many industry online innovations have cemented our reputation for creativity, thought leadership and excellence in execution. Our work has been critically acclaimed and has also produced tangible and measurable results for our clients. For example, our work with Delta Air Lines helped delta.com earn a "top four consumer website" ranking from Forrester Research Inc. in 2001. This website helped Delta Air Lines generate $1.3 billion from online ticket sales in 2002, 13% of Delta's total ticket sales. Our history of performance and reputation for effective solutions has enabled us to maintain the confidence of our clients, win new business and attract talented professionals in our industry.

  Focus on Providing Comprehensive Interactive Marketing Services for the Fortune 500

        We are singularly focused on providing interactive marketing services to the Fortune 500. This focus allows us to offer one of the most comprehensive suites of interactive marketing services in the industry. Our service offerings range from scoping the project and developing the marketing strategy to all elements of execution. We offer our clients strategic consulting and research, website design, interactive advertising and promotions, email marketing, and data collection and analysis. We also provide ways to measure project effectiveness and customer feedback. This broad array of services allows us to manage all aspects of our clients' interactive marketing initiatives and affords us the opportunity to increase our level of business with the client and become an integral part of their marketing efforts. For example, our relationship with Michelin began with an interactive strategy assignment that led to website and application development engagements. We subsequently launched Michelin's online advertising and promotion campaigns, broadened their consumer database and customer re-contact efforts through targeted email programs and introduced measurement standards and a framework to assess both their website and marketing program effectiveness to guide ongoing optimization efforts.

  Proven Management Team

        We have a highly experienced management team, some of whom have been involved in the interactive marketing industry from its early development. Despite an unprecedented downturn in our industry that began in 2000, during which many of our competitors went out of business, the strength and experience of our management team and the dedication of our talented professionals have enabled us to emerge with a solid financial profile. We took proactive steps to reduce our costs, align the business to the new environment and strengthen our balance sheet. As of September 30, 2003, we have over $50 million of cash on our balance sheet and have been profitable in every quarter in 2003. Our average annualized revenue per billable full time employee equivalent has increased in each of the first three quarters of this year as compared to the same periods last year. Our disciplined management process has enabled us to deliver outstanding work for our clients—on time, on budget and in a cost-effective manner. We consider our management and professionals our most valuable asset.

Growth Strategy

        We believe that the Fortune 500 companies that form our current and prospective client base will increase their spending on interactive marketing services. Our objective is to profitably grow our business as a premier provider of comprehensive interactive marketing solutions to these companies. To achieve our goal, we intend to:

  Increase Business with our Existing Customers

        Our long-standing relationships with our customers, the large scale and complexity of our customers' operations and our broad portfolio of interactive marketing services provide frequent opportunities to increase our business with our existing customers. We actively seek to seize these opportunities to provide more value-added services to our clients. Such efforts include, among others, adding new capabilities to existing projects, expanding a successful project to other divisions of a client, upgrading tools and technology of completed projects, participating in clients' growth as they expand organically or through new products or acquisitions and utilizing relationships built in one part of the organization to gain business in other divisions of our clients.

  Expand our Customer Base

        Our long history in the industry and the credibility provided by our blue-chip client base provide a strong platform for gaining new business. In 2003, we added three new clients that may develop into important relationships next year. We also augmented our new business and marketing efforts through the addition of three new professionals. In light of the improving market conditions, we expect to increase our focus on new business development by hiring five to ten senior client relationship professionals in 2004, an increase of 25% to 50%. We regularly author white papers and participate in industry events, initiatives that assist our new business development efforts. Our intent is to increase such activities in 2004. Our new client relationship development efforts will continue to focus primarily on the Fortune 500.

  Expand and Enhance our Capabilities

        As interactive channels and their usage continue to undergo rapid change, marketing strategies and their application also have to change and adapt to that environment. We constantly endeavor to innovate and devise marketing programs, strategies and tools that enable our clients to anticipate the challenges, avoid the pitfalls and seize the opportunities that these changes present. Consequently, we are continually adding competencies and tools that enable us to better advise and service our clients and expand our range of capabilities. We are currently focused on expanding our resources in a number of areas of increasing client demand, including database marketing and analytics and search engine marketing.

  Attract and Retain Talented Professionals

        We intend to recruit and retain highly skilled and experienced professionals in order to grow and support our business and fulfill our customers' expected requirements. Prospective employees are attracted to us due to our reputation for excellence, the opportunity to work on challenging, high-profile projects for Fortune 500 companies and our continuing education and skills development programs. We remain extremely focused on maintaining our entrepreneurial and creative corporate culture with a strong tradition of camaraderie and teamwork.

  Selectively Pursue Strategic Acquisitions

        While our focus is on internal growth, we may selectively pursue acquisitions that accomplish a previously identified strategic goal where acquiring that capability is more cost effective than building the capability ourselves. Our strong balance sheet and cash position enable us to opportunistically pursue acquisitions that further enhance our capabilities, leverage our reputation and strong management team, and broaden our clientele.

Services

  Marketing Insights, Strategy and Planning

        We help our clients discover and mine untapped opportunities to create revenue, reduce costs and capture the full value potential of their customers. This work begins and ends with our understanding of the needs and preferences of our clients' customers, assessing their value to the client's business, prioritizing customer segments and defining pragmatic strategies to realize value potential. Our planning teams guide clients on topics as wide-ranging as digital branding, technology architecture and planning and media partnership strategy.

  Marketing Platform Design and Development

        We design and build marketing platforms that enable our clients to create, manage and grow profitable relationships with their customers. These platforms include websites and wireless applications, intranets and extranets that support our clients' needs in communications, commerce and customer care. Our marketing platform teams bring expertise in both the creative and technical aspects of digital platform design, including user interface and experience design, information architecture, application development, content management, personalization systems and marketing automation tools.

  Marketing Program Design and Execution

        We conceive, create and distribute the marketing programs that turn our clients' prospects into customers. We test, track and optimize digital experiences to achieve each client's marketing goals most effectively and efficiently. This work entails the development of innovative marketing ideas and data analysis. Our marketing program teams bring expertise in creative design and execution, marketing plan development, media services, as well as database marketing, management and analysis.

Clients

        We target a select group of clients, primarily Fortune 500 companies in industries that are best able to take advantage of digital communication channels to create, manage and grow profitable customer relationships. We seek to build long-term relationships with these industry-leading clients, serving as a strategic marketing partner, executing an ongoing series of engagements and delivering results with an enduring impact on their businesses.

        We have a diverse roster of clients that crosses multiple industries and geographies. Our top ten clients accounted for 88% of our revenues for the nine months ended September 30, 2003 and 86.8% of our revenues in 2002. Delta Air Lines, General Motors and IBM accounted for 24%, 18% and 11%, respectively, of our revenues for the nine months ended September 30, 2003. General Motors, Delta Air Lines and Michelin, accounted for 18.7%, 16.9% and 11.4%, respectively, of our revenues in 2002.

Marketing and Sales

        The goal of our own marketing activities is to create awareness and sustained interest for Modem Media and our services. We do this through a combination of media and industry analyst outreach, participation at targeted conferences and the distribution of marketing and sales collateral which includes the use of our website, www.modemmedia.com. Marketing is performed at both the corporate and the local office levels.

        Sales activities are the responsibility of dedicated business development teams that target and pursue new client prospects, as well as our client relationship teams that are responsible for deepening our business relationships with existing clients.

Backlog and Seasonality

        We believe that sales backlog is not a meaningful indication of our future revenue because most of our revenue is derived from short-term work orders. We currently do not experience seasonality to any significant extent.

Employees and Culture

        As of September 30, 2003, we employed 260 employees, excluding temporary workers, across our global network of offices, including 190 in billable positions, as well as 8 in sales and marketing and 62 in general and administrative positions. We also hire temporary employees and contract service providers, as needed. Our employees are not represented by any union. We consider our employee relations to be good.

        To deliver the levels of insight, creativity and results on which we have built our business and our reputation, we place great importance on recruiting and retaining talented employees.

        We believe our firm fosters an entrepreneurial, creative and professional culture and, as a result, attracts talented individuals. In addition to recruiting talented professionals, we are committed to employee training and orientation. We have various programs dedicated to the training and development of our staff.

Competition

        The market for the services we provide is highly competitive. Our primary competitors include:

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  interactive marketing and technology specialists such as SBI Group Inc., Agency.com, Organic, Grey Global's Grey Interactive, Omnicom Group's Tribal DDB, Havas' Euro RSCG Circle, WPP Group's Ogilvy Interactive and Interpublic's Zentropy and FCBi,

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  direct marketing specialists such as Digitas and the direct marketing arms of advertising holding companies such as Omnicom Group's Rapp Collins, Interpublic's Draft and WPP Group's OgilvyOne and Wunderman, and

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  internal e-business, technology, marketing and design departments.

        We believe that the main competitive factors in our industry include:

  •
  expertise in digital channels,

  •
  breadth and depth of existing client relationships,

  •
  strategic consulting to win new opportunities,

  •
  quality of strategic insights,

  •
  technological knowledge,

  •
  creative design skills,

  •
  ability to deploy services across geographic regions,

  •
  speed of development and implementation of services,

  •
  ability to price, execute and manage fixed fee projects,

  •
  client references,

  •
  client satisfaction,

  •
  ability to recruit and retain qualified professionals,

  •
  brand name recognition and marketing influence, and

  •
  financial stability.

Facilities

        Our headquarters and principal operating office is located in Norwalk, Connecticut, where we lease 106,900 square feet of space as of December 31, 2002, of which 59,600 square feet are currently occupied. This lease expires in January 2009. We also lease office space for ongoing operations in San Francisco, London and São Paulo, and office space in New York City, which we do not occupy, with various lease expiration dates until March 2010. The following table sets forth the approximate occupied, sub-let and excess space at each of these locations as of December 31, 2002:

	Office Space in Square Feet (approximate)
Location	Total	Company Occupied	Third Party Sublet		Available Excess Space
Norwalk, Connecticut	106,900	59,600	—		47,300
New York, New York	34,600	—	34,600		—
San Francisco, California	63,300	26,900	26,000	(1)	10,400	(1)
London, United Kingdom	20,500	10,900	—		9,600
São Paulo, Brazil	1,800	1,800	—		—

	227,100	99,200	60,600		67,300

(1)
Since December 31, 2002, we have sublet 13,000 square feet of additional office space in San Francisco, California. The figures provided in the "Third Party Sublet" and "Available Excess Space" columns for San Francisco reflect this additional sublet and are provided as of September 30, 2003.

        We have recently experienced some interest in our London office space and we will be pursuing this interest in the fourth quarter of 2003. Should we be able to sublease this office space, or any of our other office space, we would reverse the appropriate portion of the existing restructuring accrual related to any of these facilities at that time.

Legal Proceedings

        Beginning in August 2001, a number of substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants Modem Media, Inc., certain of our officers (G.M. O'Connell, Chairman, Steven Roberts, former Chief Financial Officer, and, in certain actions, Robert C. Allen II, Board member, a Managing Director and former President), and certain named underwriters of our initial public offering (FleetBoston Robertson Stephens, Inc., BankBoston Robertson Stephens, Inc., Bear Stearns & Co., Inc., Nationsbanc Montgomery Securities and Banc of

America Securities LLC) (the "Underwriters"). The complaints have since been consolidated into a single action, and a consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our initial public offering violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of Modem Media stock in the after-market subsequent to the IPO. The Modem Media defendants are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the Underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding.

        On June 30, 2003, a committee of our board of directors conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of Modem Media, Inc. and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. We would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of our insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the IPO Litigations. The settlement is partial because the Underwriters are not party to the settlement. We understand that a majority of the other issuer defendants in the consolidated actions have also conditionally approved the proposed settlement.

        If the settlement is not finalized, we will continue to defend these actions vigorously. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation if the litigation is not settled. Any unfavorable outcome of this litigation could have an adverse impact on our business, financial condition and results of operations.

        In August 2001, our subsidiary, Modem Media Canada, Inc., brought suit against its landlord, City Core Properties, Ltd., in Ontario Supreme Court for breach of an office lease on the basis that the landlord did not complete the building into which Modem Media Canada was to move. Modem Media Canada is claiming approximately $1.2 million in damages. The landlord has counter-sued us, Modem Media Canada and certain of our officers and directors for breach of lease and is seeking damages in the amount of approximately $16.0 million. The office space was repossessed by a mortgage holder and has been sold to an unrelated third party. We are currently in discovery for this litigation. We believe that there is no basis for the counterclaims, we have meritorious defenses to the counterclaims and we intend to defend this action vigorously. Based on this belief, we believe that the resolution of these matters will not have a material adverse effect on our business, financial condition and results of operations.

        From time to time, we become involved in various routine legal proceedings in the ordinary course of our business. Other than as noted above, we believe that the outcome of pending legal proceedings and unasserted claims in the aggregate will not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

        The following table sets forth certain information with respect to our executive officers as of November 11, 2003:

Name	Age	Position(s)
G. M. O'Connell	42	Chairman of the Board
Marc C. Particelli	58	President and Chief Executive Officer and Director
Frank J. Connolly, Jr.	45	Chief Financial Officer
David Lynch	42	Managing Director, North America East
Dan Springer	40	Managing Director, San Francisco Office
Peter W. Moritz	42	Managing Director, Global Business Development
Sloane Levy	39	Senior Vice President, General Counsel, Human Resources and Corporate Secretary
Robert C. Allen, II	36	Managing Director and Director
Robert H. Beeby	71	Director
Richard M. Hochhauser	59	Director
Don Peppers	53	Director
Donald L. Seeley	59	Director
Larry Weber	48	Director
Joseph R. Zimmel	50	Director

        G.M. O'Connell is currently Chairman of the Board and has been an employee since 1987. Mr. O'Connell also served as our Chief Executive Officer from November 1998 to January 2001. From October 1996 to November 1998, Mr. O'Connell was our President and Chief Operating Officer. From 1987 to October 1996, Mr. O'Connell was a Managing Partner of the Modem Partnership, which he co-founded in 1987. Mr. O'Connell is a director of the Direct Marketing Association. Mr. O'Connell has been a Director of ours since October 1996. Mr. O'Connell will resign as an employee effective January 1, 2004. At that time, we will engage him as a part-time consultant for a two-year period.

        Marc C. Particelli is currently our President and Chief Executive Officer, a position that he has held since November 2001. From January to November 2001, Mr. Particelli was our Chief Executive Officer. From 1997 to December 2000, Mr. Particelli was a Partner and Managing Director of Oak Hill Capital Partners, L.P., an investment firm. Between 1994 and 1997, Mr. Particelli was a Managing Director of Odyssey Partners, L.P., an investment partnership. From 1973 to 1994, Mr. Particelli held various positions with Booz Allen & Hamilton, Inc., a management and technology consulting firm. Mr. Particelli is a member of the board of directors of EPIX Holding Corp. Mr. Particelli has been a Director of ours since January 2001.

        Frank J. Connolly, Jr. is currently our Chief Financial Officer, a position he has held since January 2001. From 1999 to 2001, Mr. Connolly was the Chief Financial Officer of E-Sync Networks, Inc., a provider of e-business infrastructure products and services. From 1996 to 1999, Mr. Connolly served as a Managing Director of DigaComm, LLC, a private equity firm. Prior to 1996, Mr. Connolly was the Senior Vice President, Finance and Chief Financial Officer of DM Holdings, Inc., a consumer marketing information company. From 1991 to 1995, Mr. Connolly served as Vice President, Finance of Donnelley Marketing, Inc., a marketing and promotional services company. Prior to 1991, Mr. Connolly held various corporate financial positions with The Dun & Bradstreet Corporation and was a consultant with Accenture.

        David P. Lynch is currently our Managing Director, North America East, a position he has held since October 2001. From 1998 to October 2001, Mr. Lynch served as the Vice President, Managing Director of our Norwalk office. From 1996 to 1998, Mr. Lynch was our Vice President, Director of Account Management. Mr. Lynch was an Account Director with us from 1995 to 1996. Prior to 1995, Mr. Lynch held various positions with The Dun & Bradstreet Corporation, the Pepsi-Cola Company and the Danone Group. Mr. Lynch is an advisory member of the board of directors of KAON Interactive.

        Dan Springer is currently our Managing Director, San Francisco Office, a position he has held since April 2002. From 2000 to 2001, Mr. Springer was Chief Executive Officer of Telleo, a provider of geographically-targeted online marketing services. From 1997 to 2000 Mr. Springer served as Chief Marketing Officer for NextCard, a leading issuer of consumer credit on the Internet. Prior to 1997, Mr. Springer held various positions at McKinsey & Co. Mr. Springer is a member of the board of directors of Randall Museum and Indicator Technologies, Inc.

        Peter W. Moritz is currently our Managing Director, Global Business Development, a position he has held since October 2001. From June 2001 to October 2001, he served as our Managing Director, New Business Development. From June 2000 to June 2001, he was our Vice President and Managing Director of our San Francisco, CA office. From July 1999 to June 2000, Mr. Moritz was our Vice President, Business Development. Between September 1998 and July 1999, Mr. Moritz served as Senior Director, Business Development. From 1995 to 1998, Mr. Moritz held senior sales and marketing positions with Interzine Productions, an Internet startup, which he co-founded and was later acquired by Times Mirror Group. From 1985 to 1995, Mr. Moritz held various positions with American Express.

        Sloane Levy is currently our Senior Vice President, General Counsel, Human Resources and Corporate Secretary, a position she has held since April 2001. From May 1999 to April 2001, Ms. Levy was Vice President, General Counsel and Corporate Secretary. From April 1998 to May 1999, Ms. Levy was Director, Investor Relations of Witco Corporation, a specialty chemical corporation, which merged with Crompton Corporation. From January 1996 through March 1998, she was Senior Attorney at Witco Corporation and from May 1994 through December 1995, she was Corporate Counsel for OSi Specialties, Inc., which was subsequently acquired by Witco Corporation. Prior to May 1994, Ms. Levy was associated with the law firms Arent Fox Kitner Plotkin & Kahn and Weil, Gotshal & Manges.

        Robert C. Allen, II is currently a Managing Director of ours, a title he has held since November 2001. Mr. Allen is also a Director, a position he has held since October 1996. Mr. Allen was on a personal leave of absence from June 2001 until October 2002, at which time he became a temporary, part-time employee. Mr. Allen served as our President and Chief Operating Officer from November 1998 to November 2001. From October 1996 to November 1998, Mr. Allen was President of one of our divisions. From 1993 to October 1996, Mr. Allen served as a Managing Partner of Modem Media Advertising Limited Partnership ("Modem Media Partnership"). From 1989 to 1992, Mr. Allen was the Director of Business Development of the Modem Media Partnership.

        Robert H. Beeby is currently a Director, a position he has held since May 1999. Mr. Beeby is the retired President and Chief Executive Officer of Frito-Lay, Inc., a position he held from 1989 to 1991. Between 1984 and 1988, Mr. Beeby was the President and Chief Executive Officer of Pepsi-Cola International. Prior to 1984, Mr. Beeby held a number of senior management positions with Wilson Sporting Goods Company, Pepsi-Cola International and Frito-Lay, Inc. He served as a member of the board of directors of A.C. Nielsen Co. from 1996 to 2000. He is currently a member of the board of directors of Church & Dwight Co. and serves on its compensation committee.

        Richard M. Hochhauser is currently a Director, a position he has held since May 2001. Mr. Hochhauser is the Chief Executive Officer of Harte-Hanks, Inc., a position he has held since 2002 and is also the President of Harte-Hanks, Inc., a position he has held since 1999. Moreover, Mr. Hochhauser serves as President and Chief Executive Officer of Harte-Hanks Direct Marketing, a division of Harte-Hanks, Inc. Prior to 1999, he served as the Chief Operating Officer of Harte-Hanks, Inc. Between 1996 and 1998, Mr. Hochhauser was the Executive Vice President of Harte-Hanks, Inc. Mr. Hochhauser is a member of the board of directors of Harte-Hanks, Inc. and is a member of the Advisory Council, Center for Direct Marketing of New York University.

        Don Peppers is currently a Director, a position he has held since May 1999. Mr. Peppers is a founding partner of the Peppers and Rogers Group, a customer relationship management and consulting company and a unit of the Carlson Marketing Group of the Carlson Companies since August 2003. Prior to establishing the Peppers and Rogers Group in 1994, he was the Chief Executive Officer of Perkins/Butler Direct Marketing, a direct-market advertising agency. Mr. Peppers is a member of the board of directors of DoubleClick, Inc.

        Donald L. Seeley is currently a Director, a position he has held since May 2003. Mr. Seeley is an adjunct professor of the Finance Department of University of Arizona, a position he has held since 2000. Mr. Seeley retired as Executive Vice President, Chief Financial Officer of True North in March 2000, a position he had held since June 1997. Mr. Seeley was the Vice-Chairman of True North from May 1999 to March 15, 2000. From June 1997 to March 15, 2000, Mr. Seeley was Executive Vice President, Chief Financial Officer of True North. From 1993 through June 1997, Mr. Seeley was Chief Executive Officer of The Alexander Consulting Group Inc. Mr. Seeley served on our board of directors from 1998 to 2001, as a designee of True North, which was later acquired by Interpublic in June 2001. He is currently on the board of directors of Beverly Enterprises, Inc. and serves as the chairman of its audit committee. He is also a Trustee of the William Blair Funds, an affiliate of William Blair & Company, L.L.C., an underwriter in this offering.

        Larry Weber is currently a Director, a position he has held since October 2001. Mr. Weber is currently a consultant to Interpublic. From 1996 to 2003, he was Chief Executive Officer of the Advanced Marketing Services group of Interpublic. In 1987, Mr. Weber founded The Weber Group, a public relations firm focused on technology. Interpublic purchased the Weber Group in 1996. The group was later merged with Shandwick International's global organization and subsequently incorporated into the Advanced Marketing Services group of Interpublic. Mr. Weber serves as a Director, as the designee of Interpublic. See "Related Party Transactions—Stockholders Agreement."

        Joseph R. Zimmel is currently a Director, a position he has held since May 1999. Mr. Zimmel is a retired Advisory Director of the Goldman Sachs Group, a position he held from December 2001 until November 2002. Previously, he was a Managing Director of the Communications, Media & Entertainment Group for the Americas in the investment banking division at Goldman, Sachs & Co., a position he held from 1999 to 2001. Mr. Zimmel also served as a Managing Director and the head of that group from 1992 to 1999. From 1988 to 1992, Mr. Zimmel served as a Managing Director in the firm's mergers and acquisitions department. Mr. Zimmel is a member of the board of directors of CenturyTel, Inc.

        There are no family relationships among any of our directors or executive officers.

Board Committees

        Audit Committee.    The audit committee makes such examinations as are necessary to monitor our consolidated financial reporting and the external audits of the company and its subsidiaries. The audit committee reviews the adequacy and results of our system of internal accounting controls. The audit committee appoints the independent accountants and reviews the independent accountants' proposed audit scope and approach as well as the results of the audit engagement. The audit committee provides to our board of directors such additional information and materials as it may deem necessary to make the board of directors aware of significant financial matters that require their attention. The audit committee was formed in May 1999 when our independent directors were elected and a charter was adopted, which was later revised in October 2000. The charter was again revised and was unanimously approved and adopted by our board of directors on March 21, 2003. The members of the audit committee are Robert H. Beeby, Richard M. Hochhauser and Joseph R. Zimmel. Mr. Zimmel is its chairman. Each member of the audit committee is independent, within the meaning of the National Association of Securities Dealers' listing standards. In addition, each audit committee member satisfies the audit committee independence standards under SEC rules. The audit committee met eight times during 2002 and took action by written consent once.

        Compensation Committee.    The compensation committee reviews and makes recommendations to the full board of directors regarding the compensation policy for our executive officers and directors, the general compensation goals and guidelines for our employees and the criteria by which bonuses to our employees are determined. In addition, the compensation committee is responsible for reviewing and making recommendations to our board of directors regarding the adoption and/or amendment of compensation plans including our stock option and stock incentive plans. The members of the compensation committee are Robert H. Beeby and Don Peppers. Mr. Peppers is its chairman. Each member of the compensation committee is independent, within the meaning of the National Association of Securities Dealers' listing standards. The compensation committee met three times during 2002 and took action by written consent four times.

        Nominating Committee.    In February 2001, our board established a nominating committee, which is primarily responsible for reviewing qualifications of candidates for election by our stockholders to our board of directors and of replacements and/or additional nominees to our board of directors. The charter for the nominating committee was revised and was unanimously approved and adopted by our board of directors on August 4, 2003. The nominating committee does take into consideration stockholder nominees for election to the board of directors, if any. Any stockholder who wishes to make a nomination may do so by writing to our Corporate Secretary at our principal executive offices. The members of the nominating committee are Robert H. Beeby and Joseph R. Zimmel. Each member of the nominating committee is independent, within the meaning of the National Association of Securities Dealers' listing standards. The nominating committee took action by written consent one time during 2002.

Director Compensation

        Modem Media directors who are not also employees of ours, or Interpublic's designee to our board of directors, receive options to acquire 17,500 shares of common stock when they are elected to the board of directors. In addition, such outside directors receive options to acquire 5,000 shares of common stock for each year of service at the time of their re-election. Each director who is not also an employee of ours nor a designee of Interpublic is also paid $1,000 for each board of directors or committee meeting they attend, other than Mr. Zimmel, who as of April 30, 2003, is paid $2,000 per audit committee meeting for his services as chairman of the audit committee. Upon the board of directors' recommendation, each director who is not also an employee of ours nor a designee of Interpublic may receive additional compensation for undertaking extra or unusual responsibilities for us, such as service on a special or ad hoc committee. In addition to the 5,000 options to acquire our common stock granted upon their re-election as director in May 2002 to Messrs. Beeby, Hochhauser, Peppers and Zimmel, each of them received options to acquire 2,000 shares of our common stock for their services in participating in a special committee in August 2002.

Summary Compensation Table

        The following table sets forth information concerning the compensation received, for each of the last three years, for services rendered to us by Mr. Particelli who served as our Chief Executive Officer during 2002, and each of our other four most highly-compensated executive officers during the year ended December 31, 2002 and whose total compensation in 2002 equaled or exceeded $100,000.

Summary Compensation Table

Name and Principal Positions	Year	Salary			Bonus			Securities Underlying Options(#)		Other
Marc C. Particelli Chief Executive Officer and President	2002 2001 2000	$ $	500,000 481,090 —		$ $	172,660 175,000 —	(1) (2)	— 850,000 —			— — —
G.M. O'Connell Chairman	2002 2001 2000	$ $ $	300,000 300,000 300,000	(3)	$ $ $	86,330 72,000 90,000	(4) (5)	— 100,000 300,000	(6) (7)		— — —
Frank J. Connolly, Jr. Chief Financial Officer	2002 2001 2000	$ $	250,000 237,196 —		$ $	96,377 86,083 —	(8) (9)	80,000 100,000 —			— — —
David P. Lynch Managing Director, North America East	2002 2001 2000	$ $ $	250,000 250,000 222,500		$ $ $	72,343 30,000 75,650	(10) (11)	— 200,000 80,000	(12) (13)		— — —
Sloane Levy Senior Vice President, General Counsel, Human Resources and Corporate Secretary	2002 2001 2000	$ $ $	215,000 209,323 182,750		$ $ $	95,240 60,284 34,860	(14) (15)	— 76,000 115,000	(16) (17)	$	— — 6,000	(18)

(1)
One-third of Mr. Particelli's 2002 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 32,934 shares were granted on March 3, 2003 at an exercise price of $0.5825, which vest on December 31, 2004. The closing price as reported by NASDAQ of our common stock was $2.33 on the date of grant.

(2)
One-third of Mr. Particelli's 2001 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 25,926 shares were granted on February 26, 2002 at an exercise price of $0.75, which vest on December 31, 2003. The closing price as reported by NASDAQ of our common stock was $3.00 on the date of grant.

(3)
Mr. O'Connell's salary was increased to $320,000, effective as of March 1, 2003. Effective January 1, 2004, Mr. O'Connell will resign as an employee of the company and become a part-time consultant with a fee of $120,000 per year.

(4)
One-third of Mr. O'Connell's 2002 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 16,467 shares were granted on March 3, 2003 at an exercise price of $0.5825, which vest on December 31, 2004. The closing price as reported by NASDAQ of our common stock was $2.33 on the date of the grant.

(5)
One-third of Mr. O'Connell's 2001 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 10,667 shares were granted on February 26, 2002 at an exercise price of $0.75, which vest on December 31, 2003. The closing price as reported by NASDAQ of our common stock was $3.00 on the date of the grant.

(6)
On May 29, 2001, pursuant to our stock option exchange program, the officer elected to tender his options previously granted on April 27, 2000 in exchange for an equal number of new options, which were granted on November 30, 2001 at the fair market value as of that date. These options were fully vested as of November 30, 2001.

(7)
Of the 300,000 options granted, 100,000 options were granted under our 1999 Stock Incentive Plan, which options were cancelled on May 29, 2001 pursuant to our stock option exchange program (see footnote 6 above). Of the 300,000 options granted, 200,000 options were granted under the CentrPort, Inc. 2000 Stock Incentive Plan. The CentrPort, Inc. 2000 Stock

  Incentive Plan authorizes the issuance of options to purchase common stock in CentrPort, Inc., a company in which we currently own a minority interest.

(8)
One-third of Mr. Connolly's 2002 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 18,383 shares were granted on March 3, 2003 at an exercise price of $0.5825, which vest on December 31, 2004. The closing price as reported by NASDAQ of our common stock was $2.33 on the date of the grant.

(9)
One-third of Mr. Connolly's 2001 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 12,753 shares were granted on February 26, 2002 at an exercise price of $0.75, which vest on December 31, 2003. The closing price as reported by NASDAQ of our common stock was $3.00 on the date of the grant.

(10)
One-third of Mr. Lynch's 2002 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 13,799 shares were granted on March 3, 2003 at an exercise price of $0.5825, which vest on December 31, 2004. The closing price as reported by NASDAQ of our common stock was $2.33 on the date of grant.

(11)
One-third of Mr. Lynch's 2001 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 4,444 shares were granted on February 26, 2002 at an exercise price of $0.75, which vest on December 31, 2003. The closing price as reported by NASDAQ of our common stock was $3.00 on the date of grant.

(12)
On May 29, 2001, under our stock option exchange program, the officer elected to tender his options granted on July 28, 1999 (200,000 options), in exchange for an equal number of new options, which were granted on November 30, 2001 at the fair market value as of that date. 133,333 of these options were fully vested as of November 30, 2001 and the remainder vested on July 28, 2002.

(13)
Of the 80,000 options granted, 30,000 options were granted on October 12, 2000 under our 1999 Stock Incentive Plan subject to the following vesting schedule: one-third of options vested on each of the first and second anniversaries of the date of grant and the remaining third of the options vested on October 12, 2003. Of the 80,000 options granted, 50,000 options were granted under the CentrPort Stock Incentive Plan. The CentrPort, Inc. 2000 Stock Incentive Plan authorizes the issuance of options to purchase common stock in CentrPort, Inc.

(14)
One-third of Ms. Levy's 2002 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 18,166 shares were granted on March 3, 2003 at an exercise price of $0.5825, which vest on December 31, 2004. The closing price as reported by NASDAQ of our common stock was $2.33 on the date of grant.

(15)
One-third of Ms. Levy's 2001 bonus was paid in the form of stock options under our 1999 Stock Incentive Plan. As a result, options to purchase 8,931 shares were granted on February 26, 2002 at an exercise price of $0.75, which vest on December 31, 2003. The closing price as reported by NASDAQ of our common stock was $3.00 on the date of grant.

(16)
On May 29, 2001, under our stock option exchange program, the officer elected to tender her options previously granted on May 17, 1999 (16,000 options), December 6, 1999 (40,000 options) and April 13, 2000 (20,000 options), in exchange for an equal number of new options, which were granted on November 30, 2001 at the fair market value as of that date. 28,002 of these options were fully vested as of November 30, 2001, an additional 37,331 options have vested since November 30, 2001 as follows: on December 6, 2001 (13,332 options); April 13, 2002 (6,667 options), May 17, 2002 (4,000 options); and December 6, 2002 (13,332 options). The remaining options vested according to the following schedule: 6,667 options vested on April 13, 2003 and 4,000 options vested on May 17, 2003.

(17)
20,000 stock options were granted on April 13, 2000 under our 1999 Stock Incentive Plan. These 20,000 options were cancelled on May 29, 2001 under our stock option exchange program (see footnote 16 above). 20,000 stock options were granted on October 12, 2000 under our 1999 Stock Incentive Plan subject to the following vesting schedule: one-third of options vested on October 12, 2001 and October 12, 2002, respectively, and the additional third of the options vested on October 12, 2003. Of the 115,000 options granted, 75,000 options were granted under the CentrPort, Inc. 2000 Stock Incentive Plan. The CentrPort, Inc. 2000 Stock Incentive Plan authorizes the issuance of options to purchase common stock in CentrPort, Inc.

(18)
A recruiting bonus was paid pursuant to the company's referral hiring program.

Employment Agreements

        In January 2001, we entered into a three-year employment agreement with Mr. Particelli, providing for a base salary of $500,000. Mr. Particelli is eligible to receive a target merit bonus of at least 50% of his base salary. Pursuant to the employment agreement, Mr. Particelli also received 850,000 options to purchase our common stock at fair market value as of January 15, 2001. Fifteen percent of these options were vested upon grant and 28.3% of these options vest on each of December 31, 2001, December 31, 2002 and December 31, 2003. These options also will fully vest upon the occurrence of

(1) termination of his employment by us without cause or by him for good reason within 18 months of a change of control; (2) after July 15, 2002, termination of his employment by him for good reason or termination by us without cause; or (3) Mr. Particelli's death or disability. We may terminate the agreement upon thirty (30) days written notice. If we terminate the agreement without cause or if Mr. Particelli terminates the agreement for good reason, we will pay (1) Mr. Particelli severance benefits of the lesser of (a) three times his current base salary and any merit bonus that would have been otherwise due or (b) the base salary and bonus that would have been due for the rest of the term of the agreement, provided, however, that if Mr. Particelli is terminated during the third year of his employment, he shall be entitled to receive a lump sum payment equal to no less than twelve months' base salary and merit bonus and (2) medical/dental benefits for one year. If we do not continue Mr. Particelli's employment after December 31, 2003, we will pay severance to Mr. Particelli of the greater of (a) severance under our policy or (b) one year of base salary and any accrued bonus. If we continue Mr. Particelli's employment after December 31, 2003, (1) either party may terminate the employment upon thirty (30) days written notice and (2) if such termination is for good reason by Mr. Particelli or without cause by us, then we will pay Mr. Particelli the greater of (a) our policy severance or (b) one year of base salary and a pro rata portion of any merit bonus earned prior to the date of termination. Options to purchase our common stock granted to Mr. Particelli in February 2002 and March 2003 will vest upon (1) termination of his employment by him for good reason within 18 months of a change of control or (2) upon termination of his employment by us without cause within 18 months after a change of control. Mr. Particelli also has agreed to certain confidentiality, non-competition and non-solicitation provisions.

        In December 1996, we entered into a five-year employment agreement with Mr. O'Connell which was amended and restated on November 25, 1998, providing for an initial annual base salary of $300,000, subject to increases at the discretion of our board of directors. Mr. O'Connell currently receives a base salary of $320,000. As of December 31, 2001, this employment agreement continues until terminated by either Mr. O'Connell or us upon thirty (30) days written notice. Options to purchase our common stock granted to Mr. O'Connell in February 2002 and March 2003 will vest upon (1) termination of his employment by him for good reason within 18 months of a change of control or (2) upon termination of his employment by us without cause within 18 months after a change of control. Mr. O'Connell also has agreed to certain confidentiality, non-competition and non-solicitation provisions. Mr. O'Connell will resign as an employee of the company effective January 1, 2004. At that time, we will engage him as a part-time consultant for a two-year period. Under his consulting agreement, we will pay Mr. O'Connell a fee of $120,000 per year. We will nominate Mr. O'Connell to stand for election as a director at each annual meeting. If Mr. O'Connell is not elected to serve as a director, his unvested options will vest at the end of his tenure as a director.

        In January 2001, we entered into an employment agreement with Mr. Connolly, providing for a base salary of $250,000. Mr. Connolly currently receives a base salary of $255,000. Pursuant to the employment agreement, Mr. Connolly also received 100,000 options to purchase our common stock at fair market value as of the date of grant, one-third of which will vest on each of the first, second and third anniversaries of the date of grant. This agreement may be terminated by either party upon notice, provided that if Mr. Connolly terminates the agreement for good reason or we terminate the agreement without cause, we will pay Mr. Connolly severance benefits of twelve months of base salary, Cobra benefits for one year or until Mr. Connolly becomes eligible for benefits at another employer and any merit bonus which otherwise would be due within sixty days of the date of his termination. Stock options granted to Mr. Connolly under this agreement and options granted in February 2002 and March 2003 will vest upon (1) termination of his employment by him for good reason within 18 months of a change of control or (2) upon termination of his employment by us without cause within 18 months after a change of control. Mr. Connolly also has agreed to certain confidentiality, non-competition and non-solicitation provisions.

        In February 1996, we entered into an agreement with Mr. Lynch, providing for an initial base salary of $125,000. Mr. Lynch currently receives a base salary of $260,000. We can terminate this agreement upon written notice, provided that if we terminate his employment without cause, he is entitled to receive severance benefits equal to one years base salary and continuation of plan benefits and insurance coverage for one year. With regard to unvested options to purchase our commons stock held by Mr. Lynch, upon (1) termination of his employment by him for good reason within 18 months of a change of control or (2) upon termination of his employment by us without cause within 18 months after a change of control, any of such outstanding, unvested options will vest. Mr. Lynch also has agreed to certain confidentiality, non-competition and non-solicitation provisions.

        In April 1999, we entered into an employment agreement with Ms. Levy, providing for an initial base salary of $170,000. Ms. Levy currently receives a base salary of $222,000. Pursuant to this employment agreement, if we terminate Ms. Levy' s employment without cause, she is entitled to receive severance benefits equal to one year of base salary plus any other payments to which she may be entitled at that time. With regard to unvested options to purchase our common stock held by Ms. Levy, upon (1) termination of her employment by her for good reason within 18 months of a change of control or (2) upon termination of her employment by us without cause within 18 months after a change of control, any of such outstanding, unvested options will vest. Ms. Levy also has agreed to certain confidentiality, non-competition and non-solicitation provisions.

Indebtedness of Management

        None of our directors or executive officers are or were indebted to us or any of our subsidiaries at any time since January 1, 2002.

RELATED PARTY TRANSACTIONS

        In the normal course of business, we and Interpublic (through True North) have, from time to time, entered into various business transactions and agreements. These transactions include (1) a credit agreement whereby Interpublic guarantees a lease for office space at our Norwalk, CT headquarters on our behalf, pursuant to which Interpublic is reimbursed by us, on a quarterly basis, for certain expenses related to the cost of this guarantee (calculated at 0.5% per annum calculated based on the daily remaining balance of the lease); (2) a sublease with Bozell, Jacobs, Kenyon & Eckhardt, Inc., a subsidiary of Interpublic, for office space in New York City; (3) a tax matters agreement whereby we and Interpublic have agreed to provide for certain unitary state tax-sharing arrangements; and (4) certain transactions with third party vendors whereby we may gain the volume benefit, without any payments to Interpublic, of Interpublic's pre-existing relationship with such vendors.

        We believe that each of these transactions was made on terms no less favorable than those that we could have obtained from unaffiliated third parties. All future transactions, including loans, between us and our principal stockholders or our affiliates will be approved by our audit committee, and will be on terms equivalent to or better than those that we could obtain from unaffiliated third parties.

        In connection with our transfer to True North of the non-strategic digital interactive marketing operations originally contributed by True North to us, Interpublic (through True North) has agreed to satisfy options to purchase up to an aggregate of 579,032 shares of common stock held under one of our stock option plans. Accordingly, upon exercise of such options, the exercise price, which ranges from $5.33 to $5.79, will be paid to Interpublic and Interpublic will surrender an equivalent number of shares of our common stock to us. As of September 30, 2003, options to purchase 144,058 shares of common stock remain outstanding to be satisfied by Interpublic.

Stockholders' Agreement

        Under a stockholders' agreement dated as of May 4, 1999, as amended on April 26, 2000, by and among a wholly-owned subsidiary of Interpublic, us, G. M. O'Connell and Robert C. Allen, II, the parties agreed, so long as Interpublic owns at least 10% of our outstanding common stock, to take all actions necessary in order to cause the election of (1) at least one director designated by Interpublic to our board of directors and (2) as long as each of Messrs. O'Connell and Allen serves us as an executive officer, to cause each of their election to our board of directors. Interpublic, through its wholly-owned subsidiaries, currently owns 42.4% of our outstanding common stock and will own approximately 15.7% of our common stock after the offering. Mr. Weber currently serves on our board of directors as Interpublic's designee under the stockholders' agreement. Mr. Weber has been a director of ours since October 2001. Mr. Weber is a consultant and former executive officer of Interpublic and is compensated by Interpublic in connection with his consulting services with Interpublic. Mr. Weber may have a conflict of interest in addressing business opportunities and strategies in circumstances where our and Interpublic's interests differ.

        Bruce Nelson, an executive officer of Interpublic, was a director of ours from October 2001 until May 2003.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock by each selling stockholder as of September 30, 2003 and as adjusted to reflect the sale of the shares offered by this prospectus.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
Name	Number(1)	Percentage of Outstanding	Shares Being Offered	Number(1)	Percentage of Outstanding
The Interpublic Group of Companies, Inc.(2)	11,103,305	42.4%	7,000,000	4,103,305	15.7%
G.M. O'Connell	2,346,374	9.0%	150,000	2,196,374	8.4%
Robert C. Allen, II	565,288	2.2%	50,000	515,288	2.0%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2003 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing and presenting the percentage ownership of any other person named in the table. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(2)
Includes shares of our common stock held by various wholly owned subsidiaries of The Interpublic Group of Companies, Inc.

        If the overallotment option is exercised in full:

  •
  a total of 8,080,000 shares will be sold by The Interpublic Group of Companies, Inc. and its subsidiaries, representing 30.9% of our outstanding shares of common stock; and

  •
  The Interpublic Group of Companies, Inc. will own 3,023,305 shares after the offering, representing 11.6% of outstanding shares of common stock.

So long as Interpublic owns at least 10% of our outstanding common stock, Interpublic will have the right to designate one of our directors under our stockholders' agreement. See "Related Party Transactions—Stockholders' Agreement." For a description of other arrangements between Interpublic and us, see "Related Party Transactions."

        Mr. O'Connell is the Chairman of our board of directors, and Mr. Allen is a Managing Director and member of our board of directors. For a description of our employment and consulting agreements with Mr. O'Connell and our employment agreement with Mr. Allen, see "Management—Employment Agreements."

        For a description of lock-up agreements between the underwriters and each of the selling stockholders, see "Underwriters."

DESCRIPTION OF CAPITAL STOCK

General

        Under our certificate of incorporation, we have authority to issue an aggregate of 150,000,000 shares of capital stock, consisting of 145,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

        The following description of our capital stock is based upon our certificate of incorporation, bylaws and shareholders rights plan and applicable provisions of law. We have summarized portions of our certificate of incorporation, bylaws and shareholders rights plan below. The summary is not complete. Our certificate of incorporation and bylaws and our shareholders rights agreement are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read our certificate of incorporation, bylaws and shareholders rights agreement for the provisions that are important to you.

Common Stock

        As of September 30, 2003, there were 26,160,047 shares of common stock outstanding which were held of record by 88 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the holders of common stock. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends and distributions, if any, as may be declared from time to time by our board of directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

        Our common stock is admitted for trading on the Nasdaq National Market under the symbol "MMPT."

        The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

Preferred Stock

        Our board of directors has the authority to issue preferred stock in one or more series and to fix the voting powers, designations, preferences and rights, and qualifications, limitations or restrictions thereof, of each such series without any further vote or action by the stockholders. The issuance of preferred stock with voting rights superior to the common stock may have the effect of delaying, deferring or preventing a change of control in us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Shareholders Rights Plan

        We have a shareholders rights agreement under which each holder of our common stock has a right for each share of common stock held. Each right entitles the holder to purchase from us one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $.001 per share, at a purchase price of $30 per share. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description and terms of the rights are set forth in a rights agreement between us and Equiserve Trust Company, N.A., as rights agent.

        The rights are attached to all outstanding shares of common stock and trade with the common stock until the rights become exercisable, and no separate rights certificates will be distributed. The rights will separate from the common stock and a distribution date will occur upon the earlier of either of the following:

  •
  10 days following the date of any public announcement that a person or group of affiliated or associated persons, referred to herein as an "acquiring person", has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or

  •
  10 business days following the commencement of a tender offer or exchange offer that would result in a person or group of affiliated or associated persons acquiring beneficial ownership of 15% or more of the outstanding shares of common stock.

        Until the distribution date, or earlier redemption or expiration of the rights:

  •
  the rights will be evidenced by the common stock certificates and will be transferred with such common stock certificates; and

  •
  the surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock represented by such certificates.

        The rights are not exercisable until the distribution date and will expire at the close of business on June 18, 2011 unless previously redeemed or exchanged by us as described below.

        As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common stock as of the close of business on the distribution date, and thereafter the rights will be represented solely by separate rights certificates. Except as otherwise determined by our board of directors, only shares of common stock issued prior to the distribution date will be issued with rights.

        If any person or affiliated or associated group becomes an acquiring person:

  •
  proper provision will be made so that each holder of a right, other than rights that are, or (under the circumstances specified in the rights agreement) were, beneficially owned by an acquiring person (which will thereafter be void), will have the right to receive upon exercise the number of shares of common stock having a market value of two times the exercise price of the right; or

  •
  at the option of our board of directors, at any time until such acquiring person becomes the beneficial owner of 50% or more of the outstanding shares of common stock, we may exchange the rights, other than rights that are, or (under the circumstances specified in the rights agreement) were, beneficially owned by an acquiring person (which will thereafter be void), for shares of common stock at an exchange ratio of one share of common stock per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction.

If, at any time after any person or affiliated or associated group has acquired beneficial ownership of 15% or more of our outstanding shares of common stock, we are acquired in a merger or other business combination transaction, or 50% or more of our assets or earning power is sold, each holder of a right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The events described in this paragraph are referred to as "triggering events."

        Under the terms of the shareholders rights agreement, True North Communications, Inc., a subsidiary of Interpublic, and its affiliates and associates are not considered an acquiring person as long as they do not acquire beneficial ownership of additional shares of common stock beyond that reported on True North's Schedule 13G dated February 12, 2001 and the Form 4's of True North's directors, each dated June 5, 2001 (other than stock acquired through any dividend or distribution or stock split effected by us). However, if, at any point, the beneficial ownership of True North and its affiliates and associates decreases to less than 15% of our then-outstanding common stock, they, collectively, lose their exception from the definition of acquiring person. On June 22, 2001, Interpublic acquired True

North. Accordingly, Interpublic has assumed True North's rights under the shareholders rights agreement.

        The purchase price payable, and the number of units of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution upon the occurrence of one of the following:

  •
  in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

  •
  if holders of the preferred stock are granted rights, options or warrants to subscribe for preferred stock or securities convertible into or exercisable for preferred stock at a price per share of preferred stock less than the current market price of the preferred stock; or

  •
  upon the distribution to holders of the preferred stock of evidences of indebtedness, equity securities other than preferred stock, assets (excluding regular periodic cash dividends) or of rights, option or warrants (other than those referred to above).

        No adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares, will be issued and, in lieu of fractional shares, an adjustment in cash will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise.

        The rights may be redeemed in whole, but not in part, at a price of $.001 per right by our board of directors at any time prior to the earlier of:

  •
  a person or group of persons becoming an acquiring person; and

  •
  June 18, 2011.

        Immediately upon the action of our board of directors ordering redemption of the rights, the rights will terminate and thereafter the only right of the holders of rights will be to receive the redemption price.

        Until a right is exercised, the holder will have no rights as a stockholder of Modem Media (beyond those as an existing stockholder), including the right to vote or to receive dividends. As long as the rights are attached to the common stock, we will issue one right with each new share of common stock issued.

Certain Anti-Takeover Effects of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with an interested stockholder for a period of three years after the date of the transactions in which the person became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certain Provisions of our Certificate of Incorporation and Bylaws

        Advance Notice of Proposals and Nominations.    If a holder of common stock wishes to bring any business before an annual or special meeting of stockholders or to nominate a person for election to our board of directors, certain procedures specified by our bylaws must be followed in terms of the timing required for delivery of stockholder notice of such business and the information that the notice must contain. A stockholder's notice must be delivered to our Secretary at our principal executive offices no earlier than the close of business of the 120th day nor later than the close of business on the later of the 90th day prior to the annual or special meeting of stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made by us. The notice must set forth general information regarding the stockholder, a description of the proposed business and, with respect to nominations for our board of directors, certain specified information regarding the nominee(s). In addition, our bylaws require a representation that the stockholder is a holder of our voting stock and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice.

        Limits on Written Consents.    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting and may not be taken by written consent of stockholders without a meeting.

        Amendments to our Certificate of Incorporation.    Under the Delaware General Corporation Law, the affirmative vote of a majority of the outstanding shares entitled to vote and a majority of the outstanding stock of each class entitled to vote is required to amend a company's certificate of incorporation. Under Delaware law, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would:

  •
  increase or decrease the aggregate number of authorized shares of such class;

  •
  increase or decrease the par value of the shares of such class; or

  •
  alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

        Limits on Special Meetings.    Under our bylaws, only our board of directors, chairman of our board of directors or chief executive officer may call special meetings of stockholders. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

        Election of Directors.    The number of directors on our board of directors is fixed by resolution of our board. The size of our board is currently fixed at nine members. Under the terms of a stockholders agreement among a wholly-owned subsidiary of Interpublic, us, Gerald M. O'Connell and Robert C. Allen II, we agreed, so long as Interpublic owns at least 10% of our outstanding capital stock, to take all actions necessary in order to cause the election of at least one director designated by Interpublic to our board of directors, Mr. O'Connell as a director so long as he serves as one of our senior executive officers and Mr. Allen so long as he is one of our senior executive officers. See "Related Party Transactions—Stockholders' Agreement." In addition, for a description of certain arrangements regarding Mr. O'Connell's nomination to our board of directors pursuant to his consulting agreement, see "Management—Employment Agreements."

        Vacancies in the Board of Directors.    Our bylaws provide that any vacancy occurring in our board of directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote of the stockholders or by court order may only be filled by a plurality of the votes of the shares present in person or by proxy at a duly held meeting of stockholders.

Limitation of Liability; Indemnification

        Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of our directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  any unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derives an improper personal benefit.

        These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Because the daily trading volume of our common stock is relatively low, sales of even modest amounts of our common stock may adversely affect the prevailing market price.

        In particular, Interpublic intends to dispose of all of its shares of our common stock. Upon consummation of this offering, Interpublic and its affiliates will own an aggregate of 4,103,305 shares representing 15.7% of our outstanding common stock. As soon as its lock-up agreement with the underwriters expires on                        , 2004, or if the underwriters were to grant an early release of the lock-up, Interpublic may commence sales of its shares of our common stock. So long as it is deemed an "affiliate" under the Securities Act of 1933, Interpublic will be subject to volume limitations on its resales if it relies on Rule 144 under the Securities Act of 1933. As soon as it is no longer deemed an affiliate, Interpublic would be able to sell its shares of our common stock free of any volume limitations. Interpublic may initiate measures so that it is no longer deemed an affiliate in order to free itself of the volume limitations set forth in Rule 144. Investors in this offering should assume that Interpublic may not be subject to any volume limitations on resales after the expiration of its lock-up.

        In addition, Mr. O'Connell has established a non-discretionary plan to sell his common stock. Other executive officers or directors of Modem Media may also establish non-discretionary plans to sell their shares of common stock.

UNDERWRITING

General

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Jefferies & Company, Inc. is acting as representative, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, the numbers of shares of common stock indicated below:

Name	Number of Shares
Jefferies & Company, Inc.
William Blair & Company, L.L.C.
Friedman, Billings, Ramsey & Co., Inc.
Total

        The underwriters are offering the shares subject to their acceptance of the shares from the selling stockholders. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    •    a share under the public offering price. The offering price and other selling terms may from time to time be varied by the representative of the underwriters.

Over-Allotment Option

        Interpublic has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,080,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the name of that underwriter in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Compensation and Expenses

        Interpublic has agreed to reimburse us for all of our fees and expenses associated with this offering, which we estimate to be $    •    , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of the shares and excludes the underwriting discounts and commissions, except that we have agreed to share legal and accounting expenses in excess of an agreed upon amount.

        Interpublic has agreed to pay the underwriters an aggregate incremental incentive fee of up to $500,000, with such amount, if any, being allocated among the underwriters based upon their respective performance, as determined by Interpublic in its sole discretion. In addition, Interpublic will reimburse the underwriters for all of their fees and expenses associated with this offering, which the underwriters estimate to be $    •    , which includes legal costs and various other expenses associated with this offering. The following table summarizes the compensation and estimated expenses the selling stockholders will pay to the underwriters in connection with this offering. The selling stockholders estimate that the aggregate compensation and expenses they will pay to the underwriters will equal        % of the public offering price set forth on the cover of this prospectus. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by selling stockholders
Incentive compensation paid by the selling stockholders
Expenses payable by the selling stockholders

Lock-up Agreements

        We have agreed, along with each of our directors and executive officers and the selling stockholders that, with limited exceptions, without the prior written consent of Jefferies & Company, Inc. on behalf of the underwriters, none of us will, from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, and Interpublic will not, from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for shares of common stock, or that represent the right to receive, common stock or any such substantially similar securities, or

  •
  enter into any swap, option, forward or other agreement or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  grants and issuances of shares of our common stock or options to acquire our shares pursuant to our stock based compensation or incentive plans;

  •
  Interpublic's sale to us of approximately 144,100 shares pursuant to the exercise of certain outstanding employee stock options; and

  •
  transactions by any person other than us relating to shares or other securities acquired in open market transactions after the completion of the offering of the shares of common stock.

Stabilization, Short Positions and Penalty Bids

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

        In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Electronic Distribution

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Indemnification

        Each of the Company and the selling stockholders have agreed to indemnify the underwriters, and the underwriters have agreed to indemnify each of the Company and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

Other

        It is expected that delivery of the shares of common stock will be made to investors on or about                        , 2003.

        From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. Mr. Seeley, a director of ours since May 2003, became an independent trustee of William Blair Mutual Funds effective October 2003. William Blair & Company, L.L.C., one of the underwriters of the offering, acts as the investment manager and distributor of William Blair Mutual Funds.

VALIDITY OF COMMON STOCK

        The validity of the common stock in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York and for the underwriters by Mayer, Brown, Rowe & Maw LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph that describes that the Company has restated its consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000, previously audited by other independent accountants who have ceased operations) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street NW Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can access the reports, proxy and information statements and other information that we electronically file with the SEC. The documents we file electronically with the SEC are also available at our website, www.modemmedia.com.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2002;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, 2003, and September 30, 2003; and

  •
  our Current Reports on Form 8-K, as amended, filed with the SEC on March 10, 2003 and November 18, 2003 excluding any information that we have furnished, but not filed for purposes of the Securities Exchange Act of 1934.

        You may obtain a copy of these filings at no cost, by writing or telephoning us at the following:

Modem Media, Inc.
Attention: Investor Relations
230 East Avenue
Norwalk, Connecticut 06855
Tel: (203) 299-7000

or by downloading them from our website www.modemmedia.com.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MODEM MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)
(unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$53,275	$49,312
Accounts receivable, net of bad debt reserve of $224 and $281, respectively	8,156	11,947
Unbilled revenues	1,517	909
Deferred income taxes	4,309	2,511
Prepaid expenses and other current assets	1,588	2,058

Total current assets	68,845	66,737
Noncurrent assets:
Property and equipment, net	7,516	8,687
Goodwill	43,156	43,156
Deferred income taxes	13,533	17,804
Other assets	3,297	3,413

Total noncurrent assets	67,502	73,060

Total assets	$136,347	$139,797

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$891	$2,338
Pre-billed media	10,466	12,301
Deferred revenues	2,338	2,344
Accrued restructuring	3,130	3,141
Accrued expenses and other current liabilities	6,860	8,663

Total current liabilities	23,685	28,787
Noncurrent liabilities:
Accrued restructuring	13,091	16,387
Other liabilities	1,013	1,209
Stockholders' equity:
Common stock, $.001 par value—145,000,000 shares authorized, 26,424,569 and 26,188,475 issued, respectively	26	26
Preferred stock, $.001 par value—5,000,000 shares authorized, none issued and outstanding	—	—
Paid-in capital	192,888	191,720
Deferred compensation	(268)	—
Accumulated deficit	(92,480)	(96,812)
Treasury stock, 264,522 and 219,422 shares of common stock, respectively, at cost	(1,351)	(1,251)
Accumulated other comprehensive loss	(257)	(269)

Total stockholders' equity	98,558	93,414

Total liabilities and stockholders' equity	$136,347	$139,797

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
				(Restated)
Revenues	$14,630	$17,811	$44,575	$55,153
Cost of revenues	7,221	9,075	21,826	28,198

Gross profit	7,409	8,736	22,749	26,955
Operating expenses:
Selling, general and administrative	4,338	4,771	14,099	17,097
Restructuring and other charges (credits), net	(1,111)	—	(1,111)	7,942
Depreciation and amortization	612	1,078	2,413	3,592

Total operating expenses	3,839	5,849	15,401	28,631

Operating income (loss)	3,570	2,887	7,348	(1,676)
Gain on sale of CentrPort stock	—	—	—	2,317
Interest income	129	186	420	565
Other income (expense), net	(171)	180	(513)	(71)

Income from continuing operations before income taxes	3,528	3,253	7,255	1,135
Provision for income taxes	1,466	1,143	2,923	611

Income from continuing operations	2,062	2,110	4,332	524

Discontinued operations:
Operating loss	—	(224)	—	(4,762)
Provision (benefit) for income taxes	—	140	—	(5,375)

Income (loss) from discontinued operations	—	(364)	—	613

Income before cumulative effect of accounting change	2,062	1,746	4,332	1,137
Cumulative effect of accounting change	—	—	—	(3,391)

Net income (loss)	$2,062	$1,746	$4,332	$(2,254)

Basic per share data:
Income from continuing operations	$0.08	$0.08	$0.17	$0.02
Income (loss) from discontinued operations	—	(0.01)	—	0.02

Income before cumulative effect of accounting change	0.08	0.07	0.17	0.04
Cumulative effect of accounting change	—	—	—	(0.13)

Net income (loss)	$0.08	$0.07	$0.17	$(0.09)

Diluted per share data:
Income from continuing operations	$0.08	$0.08	$0.16	$0.02
Income (loss) from discontinued operations	—	(0.01)	—	0.02

Income before cumulative effect of accounting change	0.08	0.07	0.16	0.04
Cumulative effect of accounting change	—	—	—	(0.13)

Net income (loss)	$0.08	$0.07	$0.16	$(0.09)

Weighted-average number of common shares outstanding:
Basic	26,044	25,964	25,990	25,930

Diluted	26,667	26,105	26,330	26,164

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
(unaudited)

	Nine Months Ended September 30,
	2003	2002
		(Restated)
Cash flows from operating activities:
Net income (loss)	$4,332	$(2,254)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,413	3,838
Non-cash restructuring and other charges	—	3,696
Gain from the sale of CentrPort stock	—	(2,317)
Cumulative effect of accounting change—goodwill impairment	—	3,391
Non-cash income taxes	2,473	(5,055)
Provision for doubtful accounts	—	(178)
Amortization of deferred compensation	159	—
Changes in assets and liabilities:
Accounts receivable	3,791	6,626
Unbilled revenues	(608)	(1,757)
Prepaid expenses and other assets	(38)	801
Accounts payable, accrued expenses and other liabilities	(3,158)	(6,561)
Pre-billed media	(1,834)	(893)
Deferred revenues	(6)	(1,952)
Accrued restructuring	(3,307)	6,228

Net cash provided by operating activities	4,217	3,613

Cash flows from investing activities:
Purchases of property and equipment	(1,241)	(175)
Collection of notes receivable	624	69

Net cash used in investing activities	(617)	(106)

Cash flows from financing activities:
Purchases of treasury stock	(100)	(19)
Payments of notes payable and capital lease obligations	(294)	(775)
Exercises of stock options and purchases under employee stock purchase plan	742	496

Net cash provided by (used in) financing activities	348	(298)

Effect of exchange rates on cash and cash equivalents	15	(193)

Net increase in cash and cash equivalents	3,963	3,016
Cash and cash equivalents, beginning of the period	49,312	40,995

Cash and cash equivalents, end of the period	$53,275	$44,011

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    Basis of Presentation and Summary of Significant Accounting Policies

        Nature of Operations—Modem Media, Inc. (the "Company") is an interactive marketing strategy and services firm. The Company is a marketing partner to some of the world's leading companies and uses digital marketing and technologies to help its clients realize greater value from their most vital asset—their customers. The Company leverages its experience in marketing and business strategy, marketing programs, creative design and technology development to address the unique business objectives, challenges and opportunities of each of its client companies. Headquartered in Norwalk, Connecticut, the Company maintains offices in San Francisco, London and São Paulo.

        Basis of Presentation—The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company's financial position and results of operations. The operating results for the three and nine months ended September 30, 2003 and 2002 are not necessarily indicative of the results to be expected for any other interim period or any future year. These consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

        Discontinued Operations—In the third quarter of 2002, the operations of the Company's offices in Toronto, Munich and Hong Kong ceased. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as adopted by the Company on January 1, 2002, the results of these operations have been reclassified and are separately presented for all reporting periods as discontinued operations. A restructuring charge related to these activities was recorded in second quarter of 2002 and is included within operating loss from discontinued operations.

        Principles of Consolidation—The accompanying consolidated financial statements include all of the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Reclassifications—Certain reclassifications have been made in the prior period consolidated financial statements to conform to the current period presentation.

        Revenue Recognition—The Company recognizes revenues as services are rendered in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"). A majority of its revenues are derived from fixed-bid and retainer-based assignments. Unbilled revenues represent labor costs incurred and estimated earnings in excess of billings and production and other client-reimbursable out-of-pocket costs incurred in excess of billings. Amounts billed to clients in excess of revenues recognized to date are classified as deferred revenues. The

Company's clients hire it on a fixed-bid, retainer or time-and-materials basis. The Company reassesses its estimated costs on fixed-bid engagements periodically and, as needed, for specific engagements. Losses are accrued to the extent that costs incurred and anticipated costs to complete engagements exceed total anticipated billings. Provisions for losses on uncompleted fixed-bid contracts, if any, are recognized in the period in which such losses are determined. The cost of online media and email campaigns purchased by the Company for its clients is not included in revenue because the Company acts as an agent on behalf of its clients.

        In accordance with Emerging Issue Task Force ("EITF") Issue No. 01-14, Income Statement Characterization of Reimbursements Received for Out-Of-Pocket Expenses Incurred ("EITF 01-14"), the Company reports reimbursable pass-through expenses as a component of revenues and cost of revenues. This component of revenue was less than 3% of total revenues for all periods presented.

        Business Concentrations and Credit Risk—The Company's services have been provided primarily to a limited number of clients located worldwide in a variety of industries. The Company had revenues from three clients representing 26%, 14% and 13% of revenues for the three months ended September 30, 2003, and revenues from three clients representing 24%, 18% and 11% of revenues for the nine months ended September 30, 2003. The Company had revenues from four clients representing 21%, 20%, 12% and 11% of revenues for the three months ended September 30, 2002. The Company had revenues from three clients representing 18%, 15% and 11% of revenues for the nine months ended September 30, 2002. The Company generally does not require its clients to provide collateral. Additionally, the Company is subject to a concentration of credit risk with respect to its accounts receivable. The Company had four clients accounting for 18%, 17%, 13% and 11% of total gross accounts receivable as of September 30, 2003. The Company had three clients accounting for 38%, 18% and 14% of total gross accounts receivable as of December 31, 2002.

        Income Taxes—The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. In accordance with such standard, the provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred income tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effects of changes in tax rates on deferred income tax assets and liabilities are recognized in the period that includes the enactment date.

        Stock-Based Compensation—The Company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation to employees using the intrinsic value method presented in Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, the compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price and is charged to operations either when earned or over the vesting period. Income tax benefits attributable to stock options exercised are credited to paid-in capital.

        If compensation expense for stock options awarded under the Company's plans were to have been determined in accordance with SFAS No. 123, the Company's pro forma net income (loss) and pro forma net income (loss) per share would have been as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
				(Restated)
	(in thousands, except per share data)		(in thousands, except per share data)
Net income (loss) as reported	$2,062	$1,746	$4,332	$(2,254)
Stock-based compensation recorded, net of tax	32	—	96	—

Sub total	2,094	1,746	4,428	(2,254)
Stock-based compensation expense determined under SFAS 123, net of tax	651	1,061	1,966	3,561

Pro forma net income (loss)	$1,443	$685	$2,462	$(5,815)

Net income (loss) per share:
Basic income (loss) per share, as reported	$0.08	$0.07	$0.17	$(0.09)

Basic income (loss) per share, pro forma	$0.06	$0.03	$0.09	$(0.22)

Diluted income (loss) per share, as reported	$0.08	$0.07	$0.16	$(0.09)

Diluted income (loss) per share, pro forma	$0.05	$0.03	$0.09	$(0.22)

        The effects of applying SFAS No. 123 in the pro forma net income (loss) disclosures above are not likely to be representative of the effects on pro forma disclosures of future years.

        During the first quarter of 2003, as a partial payment under the Company's management incentive plan, the Company issued approximately 244,000 options to purchase its common stock to certain management employees at an exercise price of $0.58 per share. The Company recorded deferred compensation expense of approximately $0.4 million relating to these options, which represents the difference between the exercise price and the fair market value of the Company's common stock on the date of grant. This balance will be amortized on a straight-line basis over the vesting period, which ends on December 31, 2004. The Company has amortized approximately $0.05 million and $0.16 million of deferred compensation during the three and nine months ended September 30, 2003, respectively.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Although cash balances are maintained in high quality financial institutions, the balances at times exceed insurable amounts.

        Property and Equipment—Property and equipment are stated at cost and are depreciated principally using the straight-line method over their estimated useful lives of three to five years for computers and software, and five to seven years for furniture and other. Purchased software and third-party costs incurred to develop software for internal use are capitalized and amortized principally over three years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term.

        Goodwill—Goodwill represents acquisition costs in excess of the fair value of net assets acquired. In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment annually, as well as when a triggering event indicates impairment may have occurred. This statement eliminated goodwill amortization upon adoption and required an initial assessment for goodwill impairment within six months of adoption and at least annually thereafter. The Company adopted this pronouncement on January 1, 2002. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of the reporting unit. The first step of the process is a screen for potential impairment and the second step measures the amount of impairment, if any. SFAS No. 142 required an entity to complete the first step of the transitional goodwill impairment test within six months of adopting the statement. The Company performed the required transitional fair value impairment test on its goodwill as of January 1, 2002. As a result of completing this test, the Company determined that the goodwill associated with its Munich operation was fully impaired as of January 1, 2002. Accordingly, the Company recorded a goodwill impairment charge of $3.4 million as a cumulative effect of an accounting change retroactive to January 1, 2002. There was no income tax benefit associated with this charge because the Company believed it was not likely that future taxable income in Germany would be sufficient to realize the related income tax benefit.

        Net Income Per Share—In accordance with SFAS No. 128, Earnings Per Share, basic net income per share is computed using the weighted-average number of common shares outstanding during each period. Diluted net income per share gives effect to all potentially dilutive securities that were outstanding during each period. For the three months ended September 30, 2003 and 2002, outstanding options to purchase shares of common stock of approximately 1.9 million and 6.0 million, respectively, were not included in the computation of diluted net income per share because to do so would have an antidilutive effect for the periods presented. For the nine months ended September 30, 2003 and 2002, outstanding options of approximately 4.6 million and 5.2 million, respectively, were likewise excluded.

The following table details the computation of basic and diluted earnings per share for continuing operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(in thousands, except per share amounts)		(in thousands, except per share amounts)
Income from continuing operations	$2,062	$2,110	$4,332	$524

Weighted average common shares outstanding—basic	26,044	25,964	25,990	25,930
Assumed conversion of dilutive securities	623	141	340	234

Weighted average common shares outstanding—diluted	26,667	26,105	26,330	26,164

Basic earnings per share for income from continuing operations	$0.08	$0.08	$0.17	$0.02

Diluted earnings per share for income from continuing operations	$0.08	$0.08	$0.16	$0.02

        Fair Value of Financial Instruments—The carrying values of the Company's assets and liabilities approximate fair value because of the short maturities of these financial instruments.

        Foreign Currency Translation—The Company's financial statements were prepared in accordance with the requirements of SFAS No. 52, Foreign Currency Translation. Under this method, net foreign currency transaction gains and losses are included in the accompanying consolidated statements of operations.

        Comprehensive Income—The Company reflects its comprehensive income such as unrealized gains and losses on the Company's foreign currency translation adjustments and available-for-sale securities as a separate component of stockholders' equity as required by SFAS No. 130, Reporting Comprehensive Income. The Company has not recorded the tax effects related to the currency translation adjustments because such adjustments relate to indefinite investments in international subsidiaries. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments. Comprehensive income was $2.1 million and $2.0 million for the three months ended September 30, 2003 and 2002, respectively. Comprehensive income (loss) was $4.3 million and $(1.4) million for the nine months ended September 30, 2003 and 2002, respectively.

  Recently Issued Accounting Pronouncements

        In March 2003, the EITF published Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"). This issue addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance is effective for revenue arrangements that the Company entered into in fiscal periods beginning after June 15, 2003. Accordingly, the Company adopted EITF 00-21 on July 1, 2003 and the Company has determined that the adoption of this statement did not have a material effect on its consolidated financial statements or disclosures.

        In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," ("Statement No. 149"). Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and is to be applied prospectively. The Company does not use derivative instruments, and therefore, the adoption of Statement No. 149 did not have a material impact on its consolidated financial statements.

NOTE 2.    Discontinued Operations and Restatement of Prior Period Financial Results

        In the third quarter of 2002, the operations of the Company's offices in Toronto, Munich and Hong Kong ceased. In accordance with SFAS No. 144, the results of these operations have been reclassified and are separately presented for all reporting periods as discontinued operations. Revenue for discontinued operations for the three and nine months ended September 30, 2002 was $0.3 million and $2.4 million, respectively.

        In connection with the reclassification of the results of these operations, the Company also noted certain errors within accrued liabilities associated with its continuing operations that were generated in prior periods. Therefore, the Company has restated its historical results to adjust for these items. The impact of these adjustments served to decrease selling, general and administrative expenses and the loss from continuing operations before income taxes by approximately $0.1 million in the first quarter of 2002. The correction for these items had no impact on the timing or amount of the Company's revenue or cash flow. The impact of the restatement on the net loss for the nine months ended September 30, 2002 is as follows:

	Nine Months Ended September 30, 2002
	As Previously Reported	As Restated
	(in thousands, except per share amounts)
Net loss	$(2,329)	$(2,254)
Basic and diluted net loss per share	$(0.09)	$(0.09)

NOTE 3.    Restructuring and Other Charges (Credits), Net

  Continuing Operations

        The Company initiated a series of restructuring actions in 2002 to align capacity with both revenue and the demand from its clients. These actions were completed in the third and fourth quarters of 2002 and included staff reductions and a reduction in office space in the Company's U.S. and London offices. In October 2003 the Company entered into a sub-lease arrangement with a third party for part of the Company's San Francisco office space. Accordingly, $1.1 million of the previously established restructuring accrual was reversed in the third quarter of 2003.

  Discontinued Operations

        Due to the decline in client demand, the Company decided in the second quarter of 2002 to close its offices in Toronto, Munich and Hong Kong, ceasing operations in the third quarter of 2002.

        The accruals established by the Company in respect to both continuing and discontinued operations, and activities related thereto, are summarized as follows:

	Balances at December 31, 2002	Charges (Credits)	Cash Uses	Other	Balances at September 30, 2003
	(In thousands)
Facilities	$19,192	$(1,111)	$(2,569)	$319	$15,831
Severance	114	—	(66)	(12)	36
Other exit costs	222	—	(46)	178	354

Total	$19,528	$(1,111)	$(2,681)	$485	16,221

Less: current portion					3,130

Long-term portion					$13,091

        Included in "other" within the facilities category is $0.4 million in interest expense and $0.1 million of the impact of foreign currency translation adjustments and is partially offset by a reclass of $0.2 million from "facilities" to "other exit costs" to better reflect the remaining restructure accrual.

NOTE 4.    CentrPort Transactions

        In conjunction with the CentrPort Transactions, described in detail in Note 3 to the Company's 2002 Consolidated Financial Statements, the Company designated CentrPort as a preferred vendor and committed to resell at least $5.0 million of CentrPort's products and services during 2001 pursuant to a value added reseller agreement ("CentrPort Commitment"). Based primarily on the uncertain nature of the Company's ability to meet this CentrPort Commitment, the Company deferred its gain of $4.1 million on the CentrPort Preferred Stock Sale. The original agreement provided that, if the CentrPort Commitment was not met, the Company was to remit the value of the shortfall to CentrPort in either CentrPort common stock from the Company's holdings pursuant to a contractual per share fixed value, or in cash, at the Company's election. As of December 31, 2001, the Company had sold $2.7 million in CentrPort products and services applicable to the CentrPort Commitment. As a result, the Company recognized $1.7 million in the fourth quarter of 2001 of the $4.1 million deferred gain that was recorded as of December 31, 2000. The remaining balance of the deferred gain on the Company's balance sheet was equal to $2.3 million as of December 31, 2001. In February 2002, the Company, CentrPort and the CentrPort Investors were party to agreements which amended various conditions and commitments including the extinguishment of the Company's CentrPort Commitment to sell further CentrPort products and services, the extinguishment of the Company's obligation to pay the value of the shortfall in either cash or CentrPort common stock and the extension of the Company's $2.5 million note receivable due from the CentrPort Investors to it until December 31, 2002, which was subsequently satisfied. Accordingly, the Company recognized the remaining deferred gain of $2.3 million in the first quarter of 2002.

        The Company is guarantor for CentrPort's obligations under its lease for office space at 450 Post Road East, Westport, Connecticut for 16,900 square feet, which expires on June 30, 2010, subject to renewal. As of September 30, 2003, the aggregate remaining base rent and estimated operating expenses due under this lease was $5.8 million, subject to adjustment in accordance with the terms of the lease. This balance will be reduced by approximately $0.8 million per year through June 30, 2010. The lease provides that once 50% of the original lease term has expired, which will occur in July 2005, this guaranty may be replaced with an irrevocable letter of credit in favor of the landlord in an amount not to exceed the remaining base rent. Upon expiration of 50% of the lease term, CentrPort is required to obtain such a letter of credit. Additionally, CentrPort has agreed to cooperate with the Company to secure the Company's release from its guaranty prior to that time, if possible. In the event that CentrPort were to default on its lease obligation, the Company would be liable for the aggregate remaining base rent and operating expenses at the time of default by CentrPort. In the event of a default, the Company would take all appropriate action to be reimbursed for this liability. Based on the Company's understanding of CentrPort's overall business conditions and financial viability, no provision has been recorded for this potential liability.

NOTE 5.    Legal Proceedings

        Beginning in August 2001, a number of substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants Modem Media, Inc., certain of its officers (G.M. O'Connell, Chairman, Steven Roberts, former Chief Financial Officer, and, in certain actions, Robert C. Allen II, Board member, a Managing Director and former President), and certain named underwriters of its initial public offering (FleetBoston Robertson Stephens, Inc., BankBoston Robertson Stephens, Inc., Bear Stearns & Co., Inc., Nationsbanc Montgomery Securities and Banc of America Securities LLC) (the "Underwriters"). The complaints have since been consolidated into a single action, and a consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of the Company's initial public offering violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of Modem Media stock in the after-market subsequent to the IPO. The Modem Media defendants are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the Underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding.

        On June 30, 2003, a committee of our Board of Directors conditionally approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of Modem Media, Inc. and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims it may have against its Underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company's insurers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company's insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the court overseeing the IPO Litigation. The settlement is partial because the Underwriters are not party to the settlement. We understand that a majority of the other issuer defendants in the consolidated actions have also conditionally approved the proposed settlement.

        If the settlement is not finalized, the Company will continue to defend these actions vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation if the litigation is not settled. Any unfavorable outcome of this litigation could have an adverse impact on the Company's business, financial condition and results of operations.

        In August 2001, the Company's subsidiary, Modem Media Canada, Inc. ("Modem Media Canada"), brought suit against City Core Properties, Ltd. ("Landlord") in Ontario Supreme Court for breach of an office lease on the basis that the Landlord did not complete the building into which Modem Media Canada was to move (the "Space"). Modem Media Canada is claiming approximately $1.2 million in damages. The Landlord has counter-sued the Company, Modem Media Canada and certain of its officers and directors for breach of lease and is seeking damages in the amount of approximately $16.0 million. The Space was repossessed by a mortgage holder and has been sold to an unrelated third party. The Company is currently in discovery for this litigation. The Company believes that there is no basis for the counterclaims, it has meritorious defenses to the counterclaims and the Company intends to defend this action vigorously. Based on this belief, the Company believes that the resolution of these matters will not have a material adverse effect on its business, financial condition and results of operations.

        From time to time, the Company becomes involved in various routine legal proceedings in the ordinary course of its business. Other than as noted above, the Company believes that the outcome of pending legal proceedings and unasserted claims in the aggregate will not have a material adverse effect on its business, financial condition and results of operations.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Modem Media, Inc.:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Modem Media, Inc. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Notes 1, 2 and 5 of the consolidated financial statements the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002.

        As discussed in Note 2, the Company has restated its consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000, previously audited by other independent accountants who have ceased operations.

PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut

March 4, 2003

MODEM MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2002	2001
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$49,312	$40,918
Short-term investments	—	77
Accounts receivable, net of bad debt reserve of $281 and $528, respectively	11,947	16,309
Unbilled revenues	909	521
Deferred income taxes	2,667	3,214
Prepaid expenses and other current assets	2,058	4,603

Total current assets	66,893	65,642
Noncurrent assets:
Property and equipment, net	8,687	16,007
Goodwill, net	43,156	46,547
Deferred income taxes	17,804	10,934
Other assets	3,413	3,825

Total noncurrent assets	73,060	77,313

Total assets	$139,953	$142,955

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,569	$3,727
Pre-billed media	12,070	9,789
Deferred revenues	2,344	3,810
Deferred gain on sale of CentrPort stock	—	2,317
Accrued restructuring	2,756	3,637
Accrued expenses and other current liabilities	9,204	12,512

Total current liabilities	28,943	35,792
Noncurrent liabilities:
Accrued restructuring	16,387	6,532
Other liabilities	1,209	1,401
Stockholders' equity:
Common stock, $.001 par value—145,000,000 shares authorized, 26,188,475 and 26,023,754 issued, respectively	26	26
Preferred stock, $.001 par value—5,000,000 shares authorized, none issued and outstanding	—	—
Paid-in capital	191,720	190,785
Accumulated deficit	(96,812)	(89,332)
Treasury stock, 219,422 and 199,773 shares of common stock respectively, at cost	(1,251)	(1,200)
Accumulated other comprehensive loss	(269)	(1,049)

Total stockholders' equity	93,414	99,230

Total liabilities and stockholders' equity	$139,953	$142,955

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2002	2001	2000
		(Restated)	(Restated)
Revenues	$70,128	$97,096	$129,488
Cost of revenues	35,991	54,213	68,412

Gross profit	34,137	42,883	61,076

Operating expenses:
Selling, general and administrative	22,449	30,964	51,765
Restructuring and other charges, net	15,444	12,586	7,008
Depreciation and amortization	4,744	5,976	5,653
Amortization of goodwill	—	2,948	14,927
Impairment of goodwill	—	323	54,287

Total operating expenses	42,637	52,797	133,640

Operating loss	(8,500)	(9,914)	(72,564)
Gain on sale of CentrPort stock	2,317	1,735	—
Impairment of investment in CentrPort	—	(3,173)	—
Interest income	732	1,676	2,122
Other expense, net	(273)	(479)	(6)

Loss from continuing operations before income taxes	(5,724)	(10,155)	(70,448)
Provision (benefit) for income taxes	(839)	(6,464)	2,180

Loss from continuing operations	(4,885)	(3,691)	(72,628)

Discontinued operations:
Operating loss	(4,511)	(3,365)	(1,169)
Provision (benefit) for income taxes	(5,307)	(187)	242

Income (loss) from discontinued operations	796	(3,178)	(1,411)

Loss before cumulative effect of accounting change	(4,089)	(6,869)	(74,039)

Cumulative effect of accounting change	(3,391)	—	—

Net loss	$(7,480)	$(6,869)	$(74,039)

Basic and diluted per share data:*
Loss from continuing operations	$(0.19)	$(0.14)	$(2.97)
Income (loss) from discontinued operations	0.03	(0.12)	(0.06)

Loss before cumulative effect of accounting	(0.16)	(0.27)	(3.04)
Cumulative effect of accounting change	(0.13)	—	—

Net loss	$(0.29)	$(0.27)	$(3.04)

Weighted-average number of common shares outstanding:
Basic	25,937	25,704	24,386

Diluted	25,937	25,704	24,386

*
numbers may not add due to rounding

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

			Class B
								Accumulated Other Comprehensive Income (loss)
	Common Shares	Stock Amount	Common Shares	Stock Amount	Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
Balance as of December 31, 1999 as previously reported	12,115,970	$12	11,116,326	$11	$121,151	$(8,604)	$(1,118)	$24	$111,476
Prior period adjustments, net of income tax benefit of $120 (Note 2)						180			180

Balance as of January 1, 2000 (restated)	12,115,970	12	11,116,326	11	121,151	(8,424)	(1,118)	24	111,656
Comprehensive loss:
Net loss (restated)		—		—	—	(74,039)	—	—	(74,039)
Unrealized gain on available-for-sale securities, net of taxes		—		—	—	—	—	(164)	(164)
Foreign currency translation adjustment		—		—	—	—	—	(697)	(697)

Total comprehensive loss (restated)									(74,900)

Conversion of Class B shares by True North	11,116,326	11	(11,116,326)	(11)	—	—	—	—	—
Exercise of stock options	1,104,501	1		—	2,499	—	—	—	2,500
Tax benefit from the exercise of stock options		—		—	8,443	—	—	—	8,443
Shares issued under employee stock purchase plan.	360,492	1		—	2,751	—	—	—	2,752
Purchases of treasury stock		—		—	—	—	(73)	—	(73)
Acquisition of Vivid Holdings, Inc. and Vivid Publishing, Inc	446,010	—		—	53,400	—	—	—	53,400
Issuance of common stock in exchange for additional interest in CentrPort	315,858	—		—	1,863	—	—	—	1,863
Charge for excess value paid to acquire subsidiary common stock		—		—	(1,435)	—	—	—	(1,435)
Other, net		—		—	455	—	—	—	455

Balance as of December 31, 2000 (restated)	25,459,157	25	—	—	189,127	(82,463)	(1,191)	(837)	104,661
Comprehensive loss:
Net loss (restated)		—		—	—	(6,869)	—	—	(6,869)
Conversion of unrealized loss to realized loss for available-for-sale securities, net of taxes		—		—	—	—	—	164	164
Foreign currency translation adjustment		—		—	—	—	—	(376)	(376)

Total comprehensive loss (restated)									(7,081)

Exercise of stock options	346,752	—		—	371	—	—	—	371
Tax benefit from the exercise of stock options		—		—	343	—	—	—	343
Shares issued under employee stock purchase plan	217,845	1		—	944	—	—	—	945
Purchases of treasury stock		—		—	—	—	(9)	—	(9)

Balance as of December 31, 2001 (restated)	26,023,754	26	—	—	190,785	(89,332)	(1,200)	(1,049)	99,230
Comprehensive loss:
Net loss		—		—	—	(7,480)	—	—	(7,480)
Foreign currency translation adjustment		—		—	—	—	—	780	780

Total comprehensive loss									(6,700)

Exercise of stock options	82,259	—		—	294	—	—	—	294
Tax benefit from the exercise of stock options		—		—	16	—	—	—	16
Shares issued under employee stock purchase plan	82,462	—		—	203	—	—	—	203
Stock options issued below fair market value		—		—	422	—	—	—	422
Purchases of treasury stock		—		—	—	—	(51)	—	(51)

Balance as of December 31, 2002	26,188,475	$26	—	$—	$191,720	$(96,812)	$(1,251)	$(269)	$93,414

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
		(Restated)	(Restated)
Cash flows from operating activities:
Net loss	$(7,480)	$(6,869)	$(74,039)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash restructuring and other charges, net	3,689	2,879	1,273
Depreciation and amortization	4,991	6,502	6,127
Amortization of goodwill	—	3,390	15,400
Impairment of goodwill	3,391	323	54,287
Non-cash income taxes	(6,323)	(6,390)	2,724
Gain from the sale of CentrPort stock	(2,317)	(1,735)	—
Impairment of CentrPort investment	—	3,173	—
(Reduction in) provision for bad debt expense	(157)	(714)	446
Other, net	149	1,006	1,435
Changes in assets and liabilities:
Accounts receivable	4,753	9,504	(7,182)
Unbilled revenues	(393)	3,483	(1,370)
Prepaid expenses and other assets	1,025	1,114	(3,836)
Accounts payable, accrued expenses and other liabilities	(8,103)	(11,235)	2,828
Pre-billed media	2,279	(2,248)	5,446
Deferred revenues	(1,551)	(2,897)	27
Accrued restructuring charges	12,943	8,465	5,856

Net cash provided by operating activities	6,896	7,751	9,422

Cash flows from investing activities:
Purchases of property and equipment	(238)	(2,807)	(15,616)
Proceeds from property and equipment disposals	44	—	—
Purchases of short-term investments	—	(333)	(201)
Maturities of short-term investments	77	457	16,859
Acquisitions, net of cash acquired	—	—	(11,162)
Collection of note receivable	2,033	663	—
Proceeds from sale of CentrPort stock	—	—	2,019

Net cash provided by (used in) investing activities	1,916	(2,020)	(8,101)

Cash flows from financing activities:
Purchases of treasury stock	(51)	(9)	(73)
Payments of notes payable and capital lease obligations	(972)	(1,771)	(1,285)
Exercises of stock options, including purchases under employee stock purchase plan	497	1,316	5,252

Net cash provided by (used in) financing activities	(526)	(464)	3,894

Effect of exchange rates on cash and cash equivalents	108	87	84
Net increase (decrease) in cash and cash equivalents	8,394	5,354	5,299
Cash and cash equivalents, beginning of the year	40,918	35,564	30,265

Cash and cash equivalents, end of the year	$49,312	$40,918	$35,564

The accompanying notes are an integral part of these consolidated financial statements.

MODEM MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    Basis of Presentation and Summary of Significant Accounting Policies

        Nature of Operations—Modem Media, Inc. (the "Company") is an interactive marketing strategy and services firm. The Company is a marketing partner to many of the world's leading companies and uses digital marketing and technologies to help their other clients realize greater value from their most vital asset—their customers. The Company leverages its experience in marketing and business strategy, database marketing, creative design and technology development to address the unique business objectives, challenges and opportunities of each of its client companies. Headquartered in Norwalk, Connecticut, the Company maintains offices in San Francisco, London and São Paulo.

        Discontinued Operations—In the third quarter of 2002, the operations of the Company's offices in Toronto, Munich, Germany and Hong Kong ceased. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as adopted by the Company on January 1, 2002, the results of these operations have been reclassified and are separately presented for all reporting periods as discontinued operations.

        Principles of Consolidation—The accompanying consolidated financial statements include all of the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Reclassifications—Certain reclassifications have been made in the prior period consolidated financial statements to conform to the current period presentation.

        Revenue Recognition and Billing—The Company recognizes revenues as services are rendered in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"). A majority of its revenues are derived from fixed-bid and retainer-based assignments. Unbilled revenues represent labor costs incurred and estimated earnings in excess of billings and production and other client-reimbursable out-of-pocket costs incurred in excess of billings. Amounts billed to clients in excess of revenues recognized to date are classified as deferred revenues. The Company's clients hire it on a fixed-bid, retainer or time-and-materials basis. The Company reassesses its estimated costs on fixed-bid engagements periodically and, as needed for specific engagements. Losses are accrued to the extent that costs incurred and anticipated costs to complete engagements exceed total anticipated billings. Provisions for losses on uncompleted fixed-bid contracts, if any, are recognized in the period in which such losses are determined.

        Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue No. 01-14, Income Statement Characterization of Reimbursements Received for Out-Of-Pocket Expenses Incurred ("EITF 01-14"). In accordance with EITF 01-14 the Company must report reimbursable pass-through expenses as a component of revenues and cost of revenues. Its adoption of EITF 01-14 results in increased revenues and increased cost of revenues. The Company had revenues and related cost of revenues attributable to such expenses of $4.2 million, $3.0 million and $5.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Prior periods have been reclassified to conform to this presentation.

        Business Combinations—Business combinations that have been accounted for under the purchase method of accounting include the results of operations of the acquired businesses from the dates of their respective acquisition. Net assets of acquired companies are recorded at their fair value to the

Company at the date of acquisition unless any such company was acquired in a transaction between entities under common control in which case the assets of such company are recorded at historical cost.

        Business Concentrations and Credit Risk—The Company's services have been provided primarily to a limited number of clients located worldwide in a variety of industries. The Company had revenues from three clients representing 18.7%, 16.9% and 11.4% of revenues during the year ended December 31, 2002. The Company had revenues from two clients representing 23.3% and 10.0% of revenues for the year ended December 31, 2001. No clients accounted for 10.0% or greater of the Company's revenue for the year ended December 31, 2000. The Company generally does not require its clients to provide collateral. Additionally, the Company is subject to a concentration of credit risk with respect to its accounts receivable. The Company had three clients accounting for 37.6%, 17.6% and 13.8% of total gross accounts receivable as of December 31, 2002. The Company had four clients accounting for 27.6%, 19.7%, 13.6% and 10.9% of total gross accounts receivable as of December 31, 2001.

        Income Taxes—The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. In accordance with such standard, the provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred income tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effects of changes in tax rates on deferred income tax assets and liabilities are recognized in the period that includes the enactment date.

        Stock-Based Compensation—The Company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation to employees using the intrinsic value method presented in Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employee and related interpretations. Accordingly, the compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price and is charged to operations either when earned or over the vesting period. Income tax benefits attributable to stock options exercised are credited to paid-in capital.

        If compensation expense for stock options awarded under the Company's plans had been determined in accordance with SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share would have been as follows:

	Year Ended December 31,
	2002	2001	2000
		(Restated)	(Restated)
	(in thousands, except per share data)
Net loss as reported	$(7,480)	$(6,869)	$(74,039)
Stock-based compensation expense determined under SFAS 123, net of tax	(4,568)	(9,886)	(17,214)

Pro forma net loss	$(12,048)	$(16,755)	$(91,253)

Earnings per share:
Basic and diluted, as reported	$(0.29)	$(0.27)	$(3.04)

Basic and diluted, pro forma	$(0.46)	$(0.65)	$(3.74)

        During the process of calculating what compensation expense would have been in 2002 had the Company accounted for employee stock options under the provisions of SFAS 123, whereby the fair value of stock option grants are considered compensation expense, the Company determined that there was an error in the calculation of such expense in 2001 and 2000. Due to the correction of this error, the compensation expense included in the pro forma net loss above increased by $4.2 million and $1.4 million in 2001 and 2000, respectively.

        The effects of applying SFAS No. 123 in the pro forma net loss disclosures above are not likely to be representative of the effects on pro forma disclosures of future years.

        The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2002	2001	2000
Risk-free interest rate	4.27%	4.41%	6.27%
Expected life	4.9 years	4.9 years	4.9 years
Expected volatility	107.0%	145.5%	131.1%
Expected dividend yield	—	—	—

        Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Although cash balances are maintained in high quality financial institutions, the balances at times exceed insurable amounts.

        Property and Equipment—Property and equipment are stated at cost and are depreciated principally using the straight-line method over their estimated useful lives of three to five years for computers and software, and five to seven years for furniture and other. Purchased software and third-party costs incurred to develop software for internal use are capitalized and amortized principally over three years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term.

        Goodwill—Goodwill represents acquisition costs in excess of the fair value of net assets acquired. In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and

Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment on an annual basis unless impairment indicators arise sooner. This statement eliminates goodwill amortization upon adoption and requires an initial assessment for goodwill impairment within six months of adoption and at least annually thereafter. The Company adopted this pronouncement on January 1, 2002. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of the reporting unit. The first step of the process is a screen for potential impairment and the second step measures the amount of impairment, if any. SFAS No. 142 requires an entity to complete the first step of the transitional goodwill impairment test within six months of adopting the statement. The Company performed the required transitional fair value impairment test on our goodwill as of January 1, 2002. As a result of the adoption of SFAS No. 142, the Company no longer records goodwill amortization (see Note 5). The Company performed its annual goodwill impairment test during the fourth quarter of 2002 and determined that no impairment had occurred. The Company will continue to perform a goodwill impairment test annually, as well as when a triggering event indicating impairment may have occurred.

        The following table depicts the Company's net loss and loss per share adjusted for the impact of goodwill amortization during the reported periods:

	Year Ended December 31,
	2002	2001	2000
		(Restated)	(Restated)
	(in thousands, except per share amounts)
Reported net loss	$(7,480)	$(6,869)	$(74,039)
Add back: goodwill amortization	—	3,390	15,400

Adjusted net loss	$(7,480)	$(3,479)	$(58,639)

Basic and diluted earnings per share:
Reported net loss	$(0.29)	$(0.27)	$(3.04)
Add back: goodwill amortization	—	0.13	0.63

Adjusted net loss(*)	$(0.29)	$(0.14)	$(2.40)

        Net (Loss) Income Per Share—In accordance with SFAS No. 128, Earnings Per Share, basic net (loss) income per share is computed using the weighted-average number of common shares outstanding during each period. Diluted net (loss) income per share gives effect to all potentially dilutive securities that were outstanding during each period. The Company had net losses for the years ended December 31, 2002, 2001 and 2000. As a result, none of the options outstanding during those periods were included in the computations of net loss per share since they were antidilutive.

        Fair Value of Financial Instruments—The carrying values of the Company's assets and liabilities approximate fair value because of the short maturities of these financial instruments.

        Foreign Currency Translation—The Company's financial statements were prepared in accordance with the requirements of SFAS No. 52, Foreign Currency Translation. Under this method, net foreign currency transaction gains and losses are included in the accompanying consolidated statements of operations.

        Comprehensive Income—The Company reflects its comprehensive income such as unrealized gains and losses on the Company's foreign currency translation adjustments and available-for-sale securities as a separate component of stockholders' equity as required by SFAS No. 130, Reporting Comprehensive Income. The Company has not recorded the tax effects related to the currency translation adjustments because such adjustments relate to indefinite investments in international subsidiaries.

        The components of accumulated other comprehensive income as of December 31, 2002, 2001 and 2000 are as follows:

	December 31,
	2002	2001	2000
	(in thousands)
Foreign currency translation adjustment	$269	$(1,049)	$(673)
Unrealized loss on available-for-sale securities, net of taxes	—	—	(164)

Total accumulated other comprehensive income	$269	$(1,049)	$(837)

Recently Issued Accounting Pronouncements

        In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 replaces EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as was required by EITF No. 94-3. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activities. SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Company's financial condition and results of operations.

        In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements of guarantees and obligations to stand ready to perform over the term of the guarantee in the event that specified triggering events or conditions occur and the identification of those contingent obligations to make future payments if those triggering events or conditions occur. Additional disclosures have been added to the Commitments and Contingencies footnote describing the nature of the guarantee, the amount and event triggering the Company's obligation under the guarantee and its recourse to recover in such an event (see Note 14).

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure—an Amendment of SFAS No. 123, which provides optional transition guidance for those companies electing to voluntarily adopt the accounting provisions of SFAS No. 123. In addition, the statement mandates certain interim disclosures that are incremental to those required by SFAS No. 123. The Company will continue to account for stock-based compensation in accordance with APB No. 25. As such, the Company does not expect this standard to have a material impact on its consolidated financial position or results of operations. The Company has adopted the disclosure-only provisions of SFAS No. 148 as of December 31, 2002.

NOTE 2.    Discontinued Operations and Restatement of Prior Period Financial Results

        In the third quarter of 2002, the operations of the Company's offices in Toronto, Munich, Germany and Hong Kong ceased. In accordance with SFAS No. 144, the results of these operations have been reclassified and are separately presented for all reporting periods as discontinued operations. Revenues for discontinued operations were $2.4 million, $9.2 million and $11.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        In connection with the reclassification of the results of these operations, the Company also noted certain errors within accrued liabilities associated with its continuing operations that were generated in prior periods. Therefore, the Company has restated its historical results to adjust for these items. The impact of these adjustments served to decrease or (increase) selling, general and administrative expenses and the loss from continuing operations before income taxes by approximately $0.1 million in the first quarter of 2002, $(0.1) million in the fourth quarter of 2001, $0.4 million in 2000 and increase the income from continuing operations before income taxes by $0.3 million (unaudited) in 1999. The correction for these items had no impact on the timing or amount of the Company's revenue or cash flow. The impact of the restatement on the net income (loss) for 2001, 2000 and 1999 is as follows:

	Year Ended December 31,
	2001	2000	1999
			(Unaudited)
	(In thousands, except per share amounts)
As Previously Reported
Net income (loss)	$(6,794)	$(74,249)	$3,017
Net income (loss) per share	(0.26)	(3.04)	0.14

As Restated
Net income (loss)	$(6,869)	$(74,039)	$3,197
Net income (loss) per share	(0.27)	(3.04)	0.15

NOTE 3.    CentrPort Transactions and Investment

        The Company and certain employees formed CentrPort LLC in November 1999 to focus on developing intelligent marketing platforms to build and enhance customer relationships across multiple communication channels. In December 2000, CentrPort LLC, which was originally organized as a Delaware limited liability company, was reorganized as CentrPort, Inc. ("CentrPort"), a Delaware corporation. Immediately after this reorganization, the Company sold a portion of its ownership in CentrPort, which was formerly our majority-owned subsidiary. A consortium of third party investors (the "CentrPort Investors") purchased 8,332,000 shares of preferred stock of CentrPort from the Company ("CentrPort Preferred Stock Sale") in exchange for $2.5 million in cash and a $2.5 million note receivable originally due in December 2001, subject to certain conditions. In addition, the Company received a warrant to purchase 391,604 shares of CentrPort common stock from CentrPort ("CentrPort Warrant").

        Concurrent with the CentrPort Preferred Stock Sale, the CentrPort Investors agreed to invest up to $22.0 million directly into CentrPort. At the closing of the transaction, $16.5 million was paid by the CentrPort Investors to CentrPort in exchange for 36,660,800 shares of newly issued CentrPort preferred stock. Subject to CentrPort's securing certain revenue commitments by April 1, 2001, an additional payment of $5.5 million ("Contingent Payment") would be due from the CentrPort Investors to CentrPort in December 2001. CentrPort did not secure these certain commitments and as such the Contingent Payment was not made by the CentrPort Investors to CentrPort.

        In addition, concurrent with the CentrPort Preferred Stock Sale, the Company purchased 1,842,657 shares of CentrPort common stock from certain minority CentrPort stockholders in exchange for approximately $1.9 million of its common stock, or 315,858 shares (the "Founders' Stock Transaction").

In connection with the Founders' Stock Transaction, the Company recorded a charge to equity of approximately $1.4 million based on the excess of the value paid for the founders' stock and its estimated fair value on the date we acquired the stock.

        The CentrPort Preferred Stock Sale, the CentrPort Warrant, the investment by the CentrPort Investors directly into CentrPort and the Founders' Stock Transaction are hereinafter collectively referred to as the "CentrPort Transactions." As a result of the CentrPort Transactions, the Company's ownership in CentrPort preferred and common stock, combined, was reduced from 59.0% to 15.2%, which was later reduced as discussed below. Through the date of the CentrPort Transactions, the Company's consolidated CentrPort and recognized 100% of the losses incurred by CentrPort in consideration that the Company was CentrPort's sole funding source. Such losses aggregated approximately $5.7 million. Subsequent to the CentrPort Transactions, the Company has accounted for its investment in CentrPort under the cost method.

        In conjunction with the CentrPort Transactions, the Company designated CentrPort as a preferred vendor and committed to resell at least $5.0 million of CentrPort's products and services during 2001 pursuant to a value added reseller agreement ("CentrPort Commitment"). Based primarily on the uncertain nature of the Company's ability to meet this CentrPort Commitment, the Company deferred its gain of $4.1 million on the CentrPort Preferred Stock Sale. The original agreement provided that, if the CentrPort Commitment was not met, the Company was to remit the value of the shortfall to CentrPort in either CentrPort common stock from the Company's holdings pursuant to a contractual per share fixed value, or in cash, at the Company's election. As of December 31, 2001, the Company had sold $2.7 million in CentrPort products and services applicable to the CentrPort Commitment. As a result, the Company recognized $1.7 million in the fourth quarter of 2001 of the $4.1 million deferred gain that was recorded as of December 31, 2000. The remaining balance of the deferred gain on the Company's balance sheet was equal to $2.3 million as of December 31, 2001. In February 2002, the Company, CentrPort and the CentrPort Investors were party to agreements which amended various conditions and commitments including the extinguishment of the Company's CentrPort Commitment to sell further CentrPort products and services, the extinguishment of the Company's obligation to pay the value of the shortfall in either cash or CentrPort common stock and the extension of the Company's $2.5 million note receivable due from the CentrPort Investors to it until December 31, 2002, which was subsequently satisfied. Accordingly, the Company recognized the remaining deferred gain of $2.3 million in the first quarter of 2002.

        In addition, as a result of a valuation the Company received from an independent firm regarding the Company's investment in CentrPort as of December 31, 2001, the Company concluded that its investment in CentrPort was impaired. Accordingly, the Company reduced its investment in CentrPort from $3.7 million, reflected at December 31, 2000, to $0.5 million by recording a $3.2 million charge in the fourth quarter of 2001. In October 2002, CentrPort closed on a second series of equity financing whereby CentrPort issued new equity to some of the CentrPort Investors in exchange for cash (the "Secondary Financing"). The Company did not participate in the Secondary Financing. As a result of the Secondary Financing, the Company's ownership interest in CentrPort's common and preferred stock was reduced from 15.2% to 8.9%.

NOTE 4.    Acquisitions and Dispositions

        In March 2000, the Company purchased 100% of the outstanding capital stock of its affiliate in São Paulo, Brazil ("Modem Media Brazil") from its former parent, True North Communications Inc. ("True North") for $0.1 million in cash. Because the transaction occurred among True North and majority-owned, controlled subsidiaries, the transaction was recorded at historical cost. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Modem Media Brazil have been included in the Company's consolidated financial statements from the date of its acquisition.

        In February 2000, the Company acquired 100% of the outstanding capital stock of Vivid Holdings, Inc. and its majority-owned subsidiary, Vivid Publishing, Inc. (collectively, "Vivid"), for $63.6 million. Vivid was a professional services company with approximately 100 employees that provided engineering and information architecture services primarily to internet start-ups. The consideration was comprised of $10.2 million in cash, 446,010 shares of Modem Media common stock at $14.4 million and $39.0 million in value related to employee stock options that were converted to Modem Media stock options. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Vivid have been included in the Company's consolidated financial statements from the date of its acquisition. The allocation of the excess of purchase price over the fair value of net assets acquired of $64.5 million was being amortized over a five-year period. As of the end of the fourth quarter of 2000, the Company concluded that the goodwill associated with the Vivid acquisition was impaired, resulting in the write-off of the unamortized balance of $52.8 million (see Note 5).

        In February 2000, the Company acquired substantially all of the assets of Eurokapi Multimedia S.A. ("Eurokapi"), a builder and marketer of e-businesses in Paris, France, for $0.5 million in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Eurokapi have been included in the Company's consolidated financial statements from the date of its acquisition. The excess of purchase price over the net assets acquired of $0.5 million was being amortized over a five-year period. However, due to adverse market conditions and lower revenues in the Company's Paris office management's estimates of such office's future operating performance and cash flows declined substantially. Based on the revised estimates, management determined that the value of the goodwill associated with the acquisition of Eurokapi was not recoverable and recorded an impairment charge of $0.3 million in the third quarter of 2001 (see Note 5). In the first quarter of 2002, the Company ceased its operations in Paris, France.

NOTE 5.    Goodwill Impairment

        Modem Media Munich—In accordance with SFAS No. 142, the Company performed the required transitional impairment test on its goodwill as of January 1, 2002. As a result of completing this test, the Company determined that the goodwill associated with its Munich operation was fully impaired as of January 1, 2002. Accordingly, the Company recorded a goodwill impairment charge of $3.4 million as a cumulative effect of an accounting change retroactive to January 1, 2002. There was no income tax benefit associated with this charge as the Company believes it is more likely than not that future taxable income in Germany will not be sufficient to realize the related income tax benefit.

        Modem Media France—During 2001, Modem Media France experienced material, adverse changes in market conditions, operating results and cash flows. As a result, the Company performed an evaluation of the recoverability of its long-lived assets. Based on this evaluation, the Company concluded that the value of its goodwill associated with Modem Media France was impaired. As a result, the unamortized balance of $0.3 million was written off during the third quarter of 2001. In the fourth quarter of 2001, the Company made the decision to restructure its operations in Paris, France. As a result of this planned restructuring, the Company recorded a $1.2 million charge in the fourth quarter of 2001 (see Note 6). In the first quarter of 2002, the Company ceased its operations in Paris, France.

        Vivid—Late in the fourth quarter of 2000 and continuing into the first quarter of 2001, the Vivid business weakened significantly. Specifically, the number of Vivid employees continued to decrease, new assignments that would utilize the skills of the remaining Vivid employees were not secured and market conditions impacted the ability of Internet start-ups to utilize the Company's services. Due to the significance of these developments, the Company performed an evaluation of the recoverability of its goodwill. Based on this evaluation, the Company concluded that the remaining value of its goodwill associated with the Vivid transaction was impaired. As a result, the unamortized balance of $52.8 million was written off in the fourth quarter of 2000 and is included in "Impairment of goodwill" in the accompanying consolidated statement of operations for the year ended December 31, 2000.

        Modem Media Japan—During 2000, Modem Media Japan experienced material adverse changes in market conditions and a gradual worsening of its client relationships, which led to substantial declines in the office's operating results and cash flows. Due to these developments, the Company performed an evaluation of the recoverability of its goodwill. Based on this evaluation, the Company concluded that the value of its goodwill associated with Modem Media Japan was impaired. As a result, the unamortized balance of $1.5 million was written off during the fourth quarter of 2000 and is included in "Impairment of goodwill" in the accompanying consolidated statement of operations for the year ended December 31, 2000. During 2001, the Company ceased operations and closed the office in Tokyo, Japan.

NOTE 6.    Restructuring and Other Charges, Net

  Continuing Operations

        The Company initiated a series of restructuring actions in 2002 to align capacity with both revenue and the demand from its clients. These actions were completed in the third and fourth quarters of 2002 and included staff reductions of 35 employees and a reduction in office space in the Company's U.S. and London offices. As a result of these actions, restructuring charges of $15.4 million were recorded during the year ended December 31, 2002.

        In 2001, the Company implemented various restructuring plans to reduce the Company's operating expenses and strengthen its competitive and financial positions. These actions, which were completed in the third quarter of 2001 and first quarter of 2002, included the following: (a) staff reductions and an increase in the Company's accrual for excess office space in the Company's San Francisco office, established in 2000, (b) the closure of the Company's New York City office and its subsequent consolidation into the Company's Norwalk, Connecticut office, (c) the decision to cease operations and close the Company's office in Tokyo, Japan, (d) the decision made in the fourth quarter of 2001 to cease operations in our office in Paris, France and (e) the permanent decline in the value of certain marketable securities. As a result of these actions, restructuring charges of $12.6 million were recorded during the year ended December 31, 2001.

        In 2000, the Company recorded charges primarily related to leased office space reductions in San Francisco and Tokyo, Japan, the reduction in headcount and reorganization of capacity across multiple offices and the write-off of deferred costs related to the proposed secondary public offering of the Company's common stock that was cancelled. As a result of these actions, restructuring charges of $7.0 million were recorded during the year ended December 31, 2000.

        As a result of these office closures, restructuring and staff attrition, the Company's full-time equivalent employees (defined as employees plus temporary workers), were reduced by 66.2%, from 922 full-time equivalents at September 30, 2000 to 312 full-time equivalents at December 31, 2002.

  Discontinued Operations

        As noted above, due to the decline in client demand, the Company decided in the second quarter of 2002 to close its offices in Toronto, Munich and Hong Kong, which ceased their operations in the third quarter of 2002. As a result of this decision, there were staff reductions of 52 employees for the closedown period during 2002 and restructuring charges of $3.4 million were recorded during the year ended December 31, 2002. These charges are recorded within the operating loss from discontinued operations in the accompanying consolidated statements of operations.

        In 2001, the Company approved various restructuring plans to reduce the Company's operating expenses and strengthen its competitive and financial positions. These actions, which were completed by the fourth quarter of 2001, include staff reductions and the cancellation of the Company's move to new office space in Toronto as a result of the landlord's breach of contract. As a result of these actions, restructuring charges of $1.8 million were recorded during the year ended December 31, 2001. These charges are recorded within the operating loss from discontinued operations in the accompanying consolidated statements of operations.

        The accruals established by the Company in respect to both continuing and discontinued operations, and activities related thereto, are summarized as follows:

	Balance at Beginning of Year	Charges (Net of Reversals)	Cash Uses	Non-Cash Uses	Other	Balances at End of Year
	(in thousands)
Facilities	$—	$5,656	$—	$(1,273)	$—	$4,383
Severance	—	630	(630)	—	—	—
Other	—	722	(722)	—	200	200

Year ended December 31, 2000	$—	$7,008	$(1,352)	$(1,273)	$200	$4,583

Facilities	$4,383	$7,010	$(2,635)	$(868)	$297	$8,187
Severance	—	3,603	(2,846)	—	—	757
Asset impairments	—	1,416	—	(1,412)	—	4
Closure of Tokyo, Japan office, including severance	—	1,282	(683)	(599)	—	—
Closure of Paris, France office, including severance	—	1,221	—	—	—	1,221
Other	200	(200)	—	—	—	—

Year ended December 31, 2001	$4,583	$14,332	$(6,164)	$(2,879)	$297	$10,169

Facilities	$8,187	$13,066	$(2,912)	$(263)	$795	$18,873
Closure of Paris, France office, including severance	1,221	(99)	(828)	(280)	—	14
Severance	757	2,364	(3,048)	(5)	—	68
Asset impairments	4	2,505	—	(2,505)	—	4
Other	—	992	7	(916)	101	184

Year ended December 31, 2002	$10,169	$18,828	$(6,781)	$(3,969)	$896	$19,143

Less: current portion	$2,756

Less: Long-term portion	$16,387

NOTE 7.    Property and Equipment

        Property and equipment are included in the accompanying consolidated balance sheets as follows:

	December 31,
			Useful Lives
	2002	2001
	(in thousands)		(in years)
Leasehold improvements	$7,334	$9,203	3–15
Computers and software	10,733	13,487	3–5
Furniture and other	4,733	7,028	5–7

	22,800	29,718
Less: accumulated depreciation and amortization	(14,113)	(13,711)

Total property and equipment, net	$8,687	$16,007

        Assets held under capital leases are included above as follows:

	December 31,
			Useful Lives
	2002	2001
	(in thousands)		(in years)
Furniture and other	$2,408	$1,691	3–8
Less: accumulated depreciation and amortization	(1,528)	(1,008)

Total assets under capital leases, net	$880	$683

        Depreciation and amortization expense was $5.0 million, $6.5 million and $6.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization expense for assets held under capital leases included above was $0.3 million, $0.5 million and $0.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 8.    Debt

        Investment in CentrPort—In June 2000, the Company entered into an agreement that obligated it to purchase prior to December 2000 approximately 8.5% of the common stock of CentrPort (representing approximately 3.9% of the common stock of CentrPort after the CentrPort Transactions) from a minority interest holder in exchange for $2.6 million comprised of a note for $1.8 million and cash of $0.8 million. The Company fulfilled such obligation during the fourth quarter of 2000 by issuing a note payable due in 17 equal monthly installments, which had an interest rate of 9.5% per annum. The principal balance of the note was paid in full in 2002. At December 31, 2001 the balance of the note was $0.5 million.

        DLC Management—In November 2000, DLC Management advanced to the Company funds for leasehold improvements at the Company's Norwalk, Connecticut office. Payments for these advances are to be made in 98 equal monthly installments and bear an interest rate of 10.0% per annum. The total outstanding amount of these advances was $0.3 million and $0.4 million as of December 31, 2002 and 2001, respectively, for which the current portion is included in "Accrued expenses and other current liabilities" and the long-term portion is included in "Other liabilities" in the accompanying consolidated balance sheets.

        Interest Expense—The Company incurred interest expense on all borrowings, including those from related parties, of $0.8 million, $0.6 million and $0.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Related party interest expense in the respective totals above are $0.1 million, $0.1 million and $0.0 million. Interest expense is reported within other expenses, net, in the accompanying consolidated statements of operations.

NOTE 9.    Equity

        Stock Repurchase Plan—In October 2002, the Company established a program to repurchase over an eighteen month period up to $5.0 million of the Company's common stock. During 2002, the Company repurchased 12,690 shares of common stock at an average price of $2.49 per share under this program. Shares purchased are included in treasury stock.

        Stockholder Rights Plan—In June 2001, the Company announced the adoption of a Stockholder Rights Plan (the "Plan"). Under the Plan, each stockholder of record at the close of business on June 28, 2001 received a dividend of one right for each share of common stock held. The rights trade with the Company's common stock until they become exercisable. The rights will become exercisable and will detach from the common stock only if any person becomes the beneficial owner of 15% or more of the Company's common stock (subject to certain exceptions), (an "Acquiring Person") or commences a tender or exchange offer for 15% or more of the Company's common stock. Each right entitles the holder to purchase from the Company one one-hundredth of a share of new series of participating preferred stock at an initial purchase price of $30 per share. The Company has reserved 1,000,000 shares of Series A Participating Cumulative Preferred Stock for issuance on the exercise of the rights. If any person becomes an Acquiring Person, each right will entitle the holder, other than the Acquiring Person, to purchase for the initial purchase price the Company's common stock having a value of twice the initial purchase price. If the Company is later acquired in a merger or similar transaction, or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase for the initial purchase price common stock of the other party to such transaction having a value of twice the initial purchase price. The Board of Directors may redeem the rights at a price of $0.001 per right at any time prior to a specified period of time after a person has become an Acquiring Person. The rights will expire in June 2011 unless earlier exchanged or redeemed.

        The existing reported shareholdings of the Interpublic Group of Companies, Inc. ("IPG") and its affiliates and associates will not trigger any rights under the Plan so long as IPG and its affiliates and associates do not acquire any additional shares of the Company's common stock as IPG acquired True North during 2001 (see Note 12).

        Generally, the holders of Series A Participating Cumulative Preferred Stock, in preference to the holders of common stock are entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends payable in cash in an amount per share equal to 100 times the aggregate per share amount of all cash dividends, non-cash dividends or other distributions (other than a dividend payable in shares of common stock) payable on any common stock. Each share of Series A Participating Cumulative Preferred Stock will entitle its holder to 100 votes.

        Stock Option Exchange Offers—In October 2001, the Company completed a voluntary stock option offer for its eligible employees. Participating employees had the opportunity to cancel previously granted options with an exercise price greater than $6.00 per share in exchange for an equal number of new options which were granted on April 17, 2002. The exercise price of these new options was set at

$4.15, which was the fair market value of the Company's common stock as of April 17, 2002. As a result of this program, 75,800 options were canceled in October 2001 and 70,800 options were granted on April 17, 2002.

        In May 2001, the Company completed a voluntary stock option exchange offer for its eligible employees and directors. Participating employees and directors had the opportunity to cancel previously granted options with an exercise price greater than $6.00 per share in exchange for an equal number of new options which were granted on November 30, 2001. The exercise price of these new options was set at $3.94 which was the fair market value of the Company's common stock as of November 30, 2001. As a result of this program, 2,477,001 options were canceled in May 2001 and 2,250,251 options were granted on November 30, 2001.

        Common Stock—Prior to June 5, 2000, the Company's common stock consisted of Class A and Class B shares. On that date, the stockholders of the Company approved an amendment to the Company's certificate of incorporation to eliminate references to the Company's Class B common stock, reclassify the Company's Class A common stock as common stock and increase the number of shares of common stock authorized for issuance to 145,000,000. At the time of the amendment, no shares of Class B common stock were outstanding.

        Conversion of Class B Common Stock—On April 26, 2000, True North and its subsidiaries converted all of their shares of the Company's Class B common stock into shares of the Company's Class A common stock. As a result, True North and its subsidiaries' combined voting power in the Company was reduced below 50% of total voting power.

        Stock Splits—On March 1, 2000, the Company effected a 2-for-1 stock split, paid in the form of a stock dividend, of its outstanding common stock. On February 3, 1999, the Company effected a 0.95-for-1 reverse stock split of its outstanding common stock. All historical share and per share amounts have been restated to reflect these stock splits.

        Registration Rights Agreement—In August 1999, the Company and True North entered into a registration rights agreement that contains provisions granting certain holders of common stock the right to participate in certain registrations of the Company's common stock, subject to limitations outlined therein. In addition, the agreement also provides certain holders the right to initiate the registration of their securities, subject to timing and other limitations. In June 2001, IPG acquired True North. As of August 2002, this agreement expired.

        Stockholders' Agreement—The Company is party to a Stockholders' Agreement dated May 4, 1999, as amended, with True North, G.M. O'Connell, the Company's Chairman, and Robert C. Allen II, the Company's former President and Chief Operating Officer, currently a Managing Director, pursuant to which all of the parties have agreed that until True North no longer owns at least 10% of the Company's outstanding capital stock, such parties would take all actions necessary in order to cause the election of a least one director designated by True North to the Board of Directors of the Company and as long as each Messrs. O'Connell and Allen serves the Company as an executive officer, the parties to such agreement have agreed to take all actions necessary in order to cause each of their election to the Company's Board of Directors. In June 2001, IPG acquired True North. Since October 2001, two IPG designees serve on the Company's Board of Directors.

        Warrant—In August 1999, the Company entered into an agreement to provide $12.0 million of services to General Electric Company ("GE") through September 30, 2000. In conjunction with GE's commitment to purchase the aforementioned services, the Company granted General Electric Capital Corporation a warrant to purchase 190,000 shares of the Company's common stock at $12.16 per share, which is the average of the high and low trading prices during the five trading days prior to the grant date. The warrant vested immediately and expires in August 2004. The fair value of this warrant, as determined by independent appraisal, was $0.6 million, which was reflected as a reduction of revenues ratably as services were provided. Revenues were reduced by $0.2 million and $0.2 million during the years ended December 31, 2000 and 1999, respectively. Since GE did not fulfill its commitment prior to September 30, 2000, the unamortized balance of $0.2 million was written off in the third quarter of 2000 and is included in "Selling, general and administrative" in the accompanying consolidated statement of operations.

        Preferred Stock—Preferred stock may be issued, from time to time, pursuant to a resolution by the Company's Board of Directors that will set forth the voting powers and other pertinent rights of each series.

NOTE 10.    Stock Purchase Plan

        In February 1999, the Company's Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") under which a total of 1,900,000 shares of its common stock have been reserved for issuance. The Purchase Plan, which is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code, provides for consecutive, overlapping 24-month offering periods. Each offering period contains four six-month purchase periods. Each participant will be granted an option to purchase the Company's common stock on the first day of each of the six-month purchase periods and such option will be automatically exercised on the last day of each such purchase period. The purchase price of each share of common stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of common stock on the starting date of that offering period or on the date of the purchase. Offering periods begin on the first trading day on or after February 15 and August 15 of every year and terminate twenty-four months later.

        Employees are eligible to participate in the Purchase Plan if they are employed by the Company, or a subsidiary of the Company designated by the Board of Directors, for at least 20 hours per week and for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, subject to certain limitations. Employees may modify or end their participation in the offering at any time during the offering period or on the date of purchase, subject to certain limitations. Participation ends automatically upon termination of employment with the Company. The purchase plan will terminate in 2009 unless sooner terminated by the Company's Board of Directors.

NOTE 11.    Stock-Based Compensation

        The Company has established various stock-based compensation plans for its officers, directors, employees and consultants as described below.

        Management Incentive Plan—In 2001, the Company adopted the Management Incentive Plan (the "MIP") pursuant to which the Company's senior management may be compensated. The compensation committee administers the MIP. Pursuant to the MIP, the compensation committee in the first 90 days of a performance period will establish the identity of participants in the MIP for that period, goals for these participants and the percentage of these participants' salary to be based on these goals. The MIP provides for the award of compensation in common stock, of which 800,000 shares were made available, and cash of up to $2.5 million per participant per year. The allocation of an award between stock and cash is at the discretion of the compensation committee. The compensation committee will determine the amount of award a participant has earned within 90 days of the end of the performance period. As of December 31, 2002, no common stock or cash was issued under the MIP.

        2000 Incentive Plan—During 2000, the Company adopted a stock incentive plan pursuant to which a total of 400,000 shares of the Company's common stock have been reserved for issuance. Pursuant to the stock incentive plan, the Company may grant stock options, stock appreciation rights, restricted stock, merit awards, performance awards and other stock-based awards to the Company's employees (excluding executive officers), directors and consultants. The plan is administered by the compensation committee. The compensation committee interprets and construes the provisions of the plan, adopts rules for administering the plan and specifies the vesting, exercise prices including but not limited to, exercise prices at below fair market value as of the date of grant, and other terms of grants of equity awards under the plan. As of December 31, 2002, stock options to purchase 125,732 shares of the Company's common stock were outstanding under this plan.

        2000 Restricted Stock Plan—In December 2000, the Modem Media 2000 Restricted Stock Plan became effective. This restricted stock plan was an equity-based compensation plan designed to reward certain employees of the Company for their efforts in enhancing the value of CentrPort. The Company reserved 528,931 shares of common stock that it owns in CentrPort for this restricted stock plan representing 10% of the Company's common stock ownership in CentrPort. Under this restricted stock plan, the Company may grant common stock of CentrPort to its employees which will vest at the end of either a lock-up period after the initial public offering of CentrPort's stock or upon a liquidity event (any event in which the Company disposes of any of its stake in CentrPort in exchange for cash or property other than unregistered or restricted stock). An employee could not resell the stock until it vests and, until an initial public offering of CentrPort, the Company retains the right to vote any stock granted to its employees. If the employee is terminated for any reason, all unvested stock will be forfeited and reacquired by the Company at no cost. The Company's compensation committee administers this restricted stock plan. As of December 31, 2002, the Company had not granted any stock under this plan. As of March 3, 2003, the board of directors terminated this restricted stock plan.

        1999 Stock Incentive Plan—During 1999, the Company adopted a stock incentive plan pursuant to which a total of 3,000,000 shares of the Company's common stock have been reserved for issuance. Pursuant to the stock incentive plan, the Company may grant stock options, stock appreciation rights, restricted stock, merit awards, performance awards and other stock-based awards to the Company's employees, officers, directors and consultants. The plan is administered by the compensation committee. The committee interprets and construes the provisions of the plan, adopts rules for administering the plan and specifies the vesting, exercise prices and other terms of grants of equity awards under the plan. As of December 31, 2002, stock options to purchase 2,256,712 shares of the Company's common stock were outstanding under this plan.

        1997 Stock Option Plan—During 1997, the Company established a stock option plan ("1997 Plan") pursuant to which a total of 6,080,000 shares of the Company's common stock have been reserved for issuance. Pursuant to the 1997 Plan, the Company may grant stock options and stock purchase rights to the Company's employees, officers, directors and consultants. The Board of Directors, or a committee to whom the Board of Directors has delegated authority, selects the individuals to whom options and stock purchase rights are granted, interprets and adopts rules for the operation of the stock option plan and specifies the vesting, exercise price and other terms of options and stock purchase rights. The maximum term of an incentive stock option granted under the 1997 Plan is generally limited to ten years. The exercise price of incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the Company's common stock on the date of grant, as defined. As of December 31, 2002, stock options to purchase 3,382,049 shares of the Company's common stock were outstanding under this plan.

        In connection with the transfer to True North of the non-strategic digital interactive marketing operations by the Company, True North agreed to satisfy options to purchase up to an aggregate of 281,010 shares of the Company's common stock held by employees of such operations, as well as options to purchase an aggregate of 298,022 shares of the Company's common stock held by former employees of the Poppe Tyson Strategic Interactive Marketing Operations under the 1997 Plan. As of December 31, 2002, options to purchase up to 184,226 shares of common stock to be satisfied by True North, through IPG, remained outstanding. Upon the exercise of such options, the exercise price will be paid to IPG and IPG will surrender an equivalent number of shares of common stock to the Company.

        Modem Media Advertising Limited Partnership 1996 Option Plan—The Modem Partnership established an option plan pursuant to which units ("Units") representing assignments of beneficial ownership of the Modem Partnership were reserved for issuance. The Modem Partnership ceased to have its own separate existence prior to the Company's initial public offering in February 1999 and the Company assumed the terms and the conditions of this option plan. Pursuant to the terms of the option plan, Units acquired under the option plan were converted into shares of the Company's common stock and options to acquire Units were converted into options to acquire shares of the Company's common stock. Options to purchase 690,492 shares of common stock, which vested immediately and expire on September 30, 2006, were issued under this plan at an exercise price of $0.32 per share, of which 90,630 were outstanding as of December 31, 2002. All available options have been granted under this option plan.

        Vivid Plan—As a result of our acquisition of Vivid in 2000, the Company assumed the outstanding options of Vivid that were granted pursuant to the Vivid Holdings, Inc. 1999 Stock Incentive Plan (the "Vivid Plan"). As a result, shares of the Company's common stock are issued upon exercise of options granted under the Vivid Plan. The Vivid Plan authorized grants of stock options and common stock. As of December 31, 2002, options to purchase an aggregate of 1,218,396 shares of common stock had been granted under the Vivid Plan, of which 42,911 options were outstanding. Since the acquisition there have been no grants pursuant to the Vivid Plan and there will be no further grants under this plan.

        The following is a summary of the activity under the Company's stock option plans for each annual period presented:

	Year Ended December 31,
	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	6,228,652	$4.79	6,938,952	$11.52	5,646,974	$9.14
Granted	1,700,881	3.02	3,697,101	3.78	3,734,929	19.92
Assumed in the acquisition of Vivid	—	—	—	—	1,218,396	2.32
Exercised	82,259	3.57	346,752	1.10	1,104,665	2.26
Forfeited	910,107	4.17	2,317,332	16.25	2,432,613	21.98
Expired	854,907	6.48	1,743,317	14.93	124,069	10.10

Outstanding at the end of the year	6,082,260	4.17	6,228,652	4.79	6,938,952	11.52

Exercisable at the end of the year	4,086,013	4.56	3,698,544	5.01	3,043,626	9.08

Weighted-average fair value of options granted		2.60		3.44		16.33
Weighted-average fair value of options assumed in the acquisition of Vivid		—		—		35.90

        The following table summarizes information regarding the Company's stock options outstanding and exercisable as of December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.32	90,630	3.8 years	$0.32	90,630	$0.32
$0.75	144,148	9.2 years	0.75	—	—
$1.50–$2.00	267,361	9.3 years	1.92	42,911	1.50
$2.49–$3.56	1,631,786	8.4 years	3.32	693,606	3.52
$3.75–$5.53	3,361,409	6.8 years	4.52	2,708,230	4.56
$5.79–$6.50	505,328	4.9 years	5.90	479,325	5.87
$11.50–$15.50	78,298	6.8 years	12.73	69,112	12.43
$17.94	800	7.4 years	17.94	532	17.94
$45.88	2,500	7.1 years	45.88	1,667	45.88

$0.32–$45.88	6,082,260	7.2 years	4.17	4,086,013	4.56

        Compensation Charges—During the year ended December 31, 2001, the Company recognized compensation expense related to stock-based compensation of $0.5 million, which is comprised of $0.4 million of below-market stock options granted in February 2002, to certain management employees as part of the 2001 bonus program and $0.1 million in stock options issued to a consultant.

        During the year ended December 31, 2000, the Company recognized compensation expense related to stock-based compensation of $0.4 million, which is comprised of $0.1 million in stock options issued to a consultant, $0.2 million related to modifications of existing, fully-vested stock options and $0.1 million related to fully-vested stock options issued below fair market value on the date of grant. Compensation expense for such items is included in "Selling general and administrative" in the accompanying consolidated statement of operations. Compensation expense related to stock options issued to the aforementioned consultant was being recognized over such consultant's service period, which ended in February 2001.

NOTE 12.    Related Party Transactions

        CentrPort Transactions—In conjunction with the CentrPort Transactions, the Company designated CentrPort as a preferred vendor and entered into the CentrPort Commitment (see Notes 3 and 14). The Company paid CentrPort $1.7 million, $2.4 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively, for services performed. In 2000, certain of the Company's executive officers and employees were granted 810,000 options, in the aggregate, to purchase shares of CentrPort pursuant to the CentrPort Stock Incentive Plan. As of December 31, 2002, 525,000 of such options were outstanding to the Company's executive offices and employees. Pursuant to the CentrPort Transactions, the Company designated G.M. O'Connell, its Chairman of the Board, to be a member of CentrPort's Board of Directors.

        IPG Relationship—In June 2001, IPG completed its acquisition of True North. On September 1, 1998, the Company entered into a sublease with Bozell, Jacob, Kenyon and Eckhardt, Inc. ("Bozell"), a subsidiary of IPG, pursuant to which the Company leases office space in New York City. The rent per square foot under the sublease agreement is based on the average monthly rent per square foot and other related costs under Bozell's underlying lease. Rental payments made to Bozell by the Company under the terms of the lease agreement for the years ended December 31, 2002, 2001 and 2000 were $0.7 million, $0.9 million and $0.7 million, respectively.

        Lease Guarantees—IPG, through True North, is guarantor for the Company's obligations under its lease which expires in January 2009, subject to renewal, for office space at its Norwalk, Connecticut office. As of December 31, 2002, the aggregate remaining base rent and operating expenses due under this lease was $18.5 million, subject to adjustment in accordance with the terms of the lease. IPG, through True North, is also guarantor for the Company's obligations under one capital lease for various furniture which expires November 2003. As of December 31, 2002, the aggregate remaining balance under this furniture lease was $0.1 million. Pursuant to the Company's agreement with IPG, the Company is responsible for certain of IPG's expenses related to the cost of this guarantee. This cost is calculated monthly at 0.5% of the remaining balance of each lease. For the year ended December 31, 2002, the Company's expense related to this guarantee was $0.1 million.

NOTE 13.    Employee Benefit Plans

        The Company maintains a profit-sharing plan with a 401(k) feature for the benefit of its eligible employees. There is no minimum length of service required to participate in the plan and employees of the Company are eligible to begin participation on designated quarterly enrollment dates provided that they have reached 21 years of age. The Company makes annual matching and/or profit-sharing contributions to the plan at its discretion. In addition, certain employees of the Company have participated in other similar defined contribution plans. Such employees subsequently became participants of the aforementioned profit-sharing plan. The Company also maintains various benefit plans for its international employees. The Company may make discretionary contribution to these plans. The aggregate cost of contributions made by the Company to all employee benefit plans was $0.6 million, $0.8 million and $0.6 million during the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 14.    Commitments and Contingencies

        Lease Obligations—The Company leases its office facilities and certain equipment under both operating and capital leases, which have expirations that extend through 2010. Additionally, the Company is party to subleases of its New York City office space and the 12th floor of its San Francisco office space. Such sub-leases are coterminous with the Company's leases and have an expiration date of September 2004 and March 2010, respectively. Future minimum lease payments under noncancellable leases with lease terms in excess of one year as of December 31, 2002 and related sub-lease income for the remaining lease terms are as follows:

	December 31, 2002
	Future Minimum Lease Payments
			Sub-Lease Income
	Capital	Operating
	(in thousands)
2003	$402	$6,881	$1,107
2004	223	6,663	969
2005	143	6,383	241
2006	74	6,408	254
Thereafter	155	16,846	865

	997	$43,181	$3,436

Less amount representing interest	(144)

	$853

        In connection with certain leases of office space, the Company has $2.6 million invested in highly liquid, short-term investments as of both December 31, 2002 and 2001, respectively, against which the landlords of such space would be able to make claims in the event of default by the Company of its lease obligations. Such amounts are included in "Other assets" in the accompanying consolidated balance sheets. The Company is not aware of any existing defaults of its obligations under these leases.

        Rent expense, including rent expense resulting from leases with related parties (see Note 12), was $4.3 million, $5.5 million and $6.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        The Company is guarantor for CentrPort's obligations under its lease for office space at 450 Post Road East, Westport, Connecticut for 16,900 square feet, which expires on June 30, 2010, subject to renewal. As of December 31, 2002, the aggregate remaining base rent and operating expenses due under this lease was $6.3 million, subject to adjustment in accordance with the terms of the lease. This balance reduces by approximately $0.8 million per year through June 30, 2010. The lease provides that once 50% of the original lease term has expired, which will occur in July 2005, this guaranty may be replaced with an irrevocable letter of credit in favor of the landlord in an amount not to exceed the remaining base rent. Upon expiration of 50% of the lease term, CentrPort is required to obtain such a letter of credit. Additionally, CentrPort has agreed to cooperate with the Company to secure the Company's release from its guaranty prior to that time, if possible. In the event that CentrPort were to default on its lease obligation, the Company would be liable for the aggregate remaining base rent and operating expenses at the time of default by CentrPort. In the event of a default, the Company would take all appropriate action to be reimbursed for this liability. As of December 31, 2002, no provision has been recorded for this potential liability.

        Employment Agreements—During January 2001, the Company entered into a three-year employment agreement with its President and Chief Executive Officer for an initial base salary of $0.5 million. If the Company were to terminate the executive, the minimum payout under such agreement would be $0.5 million and the executive would be entitled to a portion of his merit bonus earned in the year of termination calculated at the Company's performance levels as of the date of the executive's termination and projected through the end of the year in which the executive's termination occurs.

        Accrued Bonuses—"Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets include accrued bonuses of $2.2 million and $2.9 million as of December 31, 2002 and 2001, respectively.

        Litigation—Beginning in August 2001, a number of substantially identical class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming as defendants Modem Media, Inc., certain of our officers (G.M. O'Connell, Chairman, Steven Roberts, former Chief Financial Officer, and, in certain actions, Robert C. Allen II, board member, a Managing Director and former President), and certain named underwriters of our initial public offering (FleetBoston Robertson Stephens, Inc., BankBoston Robertson Stephens, Inc., Bear Stearns & Co., Inc., Nationsbanc Montgomery Securities and Banc of America Securities LLC). The complaints have since been consolidated into a single action, and a consolidated amended complaint was filed on April 24, 2002. The amended complaint alleges, among other things, that the underwriters of our initial public offering violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering's registration statement and by engaging in manipulative practices to artificially inflate the price of Modem Media stock in the after-market subsequent to the IPO. We and the officers are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters' alleged compensation arrangements and manipulative practices. The complaint seeks unspecified damages. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding.

        In October 2002, the actions against the individual defendants were dismissed without prejudice. In July 2002, we and the other issuers in the consolidated cases filed motions to dismiss the amended complaint for failure to state a claim, which was denied as to us on February 19, 2003. We intend to defend these actions vigorously. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of this litigation could have an adverse impact on our business, financial condition and results of operations.

        In August 2001, the Company's subsidiary, Modem Media Canada, Inc. ("Modem Media Canada"), brought suit against Citi Core Properties, Ltd. ("Landlord") in Ontario Supreme Court for breach of an office lease on the basis that the Landlord did not complete the building into which Modem Media Canada was to move (the "Space"). Modem Media Canada is claiming approximately $1.2 million in damages. The Landlord has counter-sued the Company, Modem Media Canada and certain of the Company's officers and directors for breach of lease and is seeking damages in the amount of approximately $16.0 million. After the Landlord counter-sued the Company, the Landlord went into receivership. The Space was repossessed by a mortgage holder and is being sold to an unrelated third party. The Company believes that it has meritorious defenses to the counter-claims and intends to defend this action vigorously. The Company believes that the resolution of these matters will not have a material adverse effect on its business, financial condition and results of operations.

        From time to time, the Company becomes involved in various routine legal proceedings in the ordinary course of our business. Other than as noted above, the Company believes that the outcome of pending legal proceedings and unasserted claims in the aggregate will not have a material adverse effect on its business, financial condition and results of operations.

NOTE 15.    Income Taxes

        The components of (loss) income from continuing operations before income taxes are as follows:

	Year Ended December 31,
	2002	2001	2000
		(Restated) (in thousands)	(Restated)
Domestic	$(1,907)	$(11,112)	$(63,121)
Foreign	(3,817)	957	(7,327)

Total loss before income taxes	$(5,724)	$(10,155)	$(70,448)

        The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,
	2002	2001	2000
		(in thousands)
Current provision (benefit):
Federal	$—	$16	$3,105
Foreign	4	73	15
State	—	(31)	1,419

	4	58	4,539

Deferred benefit:
Federal	(596)	(6,033)	(1,809)
Foreign	—	—	—
State	(247)	(489)	(550)

	(843)	(6,522)	(2,359)

Total provision (benefit) for income taxes	$(839)	$(6,464)	$2,180

        Differences between the Company's effective income tax rate and the U.S. statutory rate were as follows:

	Year Ended December 31,
	2002	2001	2000
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.8	3.4	(0.8)
Goodwill amortization and impairment	—	(9.0)	(33.7)
Impact of foreign operations	(4.0)	0.9	(0.1)
Incremental U.S. benefit of foreign office closings	—	48.9	—
Other	0.3	—	—

	34.1	79.2	0.4
Valuation allowance	(19.4)	(15.5)	(3.5)

Effective rate	14.7%	63.7%	(3.1)%

        The deferred income tax assets and liabilities included in the consolidated financial statements as of the balance sheet dates consist of the following:

	December 31,
	2002	2001
	(in thousands)
Deferred tax assets:
Net operating loss carryforward	$13,244	$11,435
Excess facility reserves	6,556	4,856
Investment in CentrPort	793	793
Other assets, accruals and reserves	1,745	1,608

	22,338	18,692
Valuation allowance	(1,341)	(2,721)

	20,997	15,971
Deferred tax liabilities:
Excess facility reserves	526	1,823

Net deferred tax assets	$20,471	$14,148

        At December 31, 2002, the Company had a net operating loss carryforward of $32.4 million, which may be used to offset future taxable income, if any. The Company's net operating loss carryforward results from $18.2 million of unused tax benefits from the exercise of stock options and $14.2 million of operating losses. Certain of the Company's net operating losses may be carried forward for periods ranging from five to twenty years and others may be carried forward indefinitely. A valuation allowance of $1.3 million has been established for a portion of the total deferred tax assets related to net operating losses of certain of the Company's international subsidiaries. The Company has concluded that, as a result of IPG's acquisition of True North (see Note 12), it has undergone an ownership change as defined in Section 382 of the Internal Revenue Code and estimates that its U.S. federal net operating loss carry forward generated prior to the ownership change is subject to an annual limitation of approximately $4.5 million.

NOTE 16.    Geographic Information

        Information about the Company's operations in different geographic regions as of and for the years ended December 31, 2002, 2001 and 2000 is as follows:

	December 31,
	2002	2001	2000
	(in thousands)
Revenues:
United States	$56,909	$71,082	$111,441
United Kingdom	11,238	22,931	13,471
Other	1,981	3,083	4,576

	$70,128	$97,096	$129,488

Long-lived assets:(1)
United States	$50,746	$55,806
United Kingdom	994	1,999
Other	103	4,749

	$51,843	$62,554

(1)
Consists of property and equipment (net) and goodwill (net).

NOTE 17.    Supplemental Cash Flow Information

        Information about the Company's cash flow activities related to acquisitions during the years ended December 31, 2002, 2001 and 2000 is as follows:

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
Fair value of assets acquired, net of cash acquired	$—	$—	$66,824
Liabilities assumed	—	—	(2,262)
Common stock issued	—	—	(14,400)
Stock-based compensation obligations assumed	—	—	(39,000)

Acquisitions, net of cash acquired	$—	$—	$11,162

        Information about the Company's other cash flow activities during the years ended December 31, 2002, 2001 and 2000 is as follows:

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
Supplemental disclosures of cash flow information:
Cash paid for interest	$247	$322	$264
Cash paid (refunded) for income taxes, net	82	(1,538)	88
Supplemental disclosures of non-cash investing and financing activities:
Capital lease and other obligations incurred for the purchase of property and equipment	279	104	2,687
Note payable issued in connection with the Company's purchase of an additional interest in CentrPort (see Note 8)	—	—	1,841
Common stock issued in connection with the Company's purchase of an additional interest in CentrPort (see Note 3)	—	—	1,863
Charge for excess value paid to acquire subsidiary common stock (see Note 3)	—	—	1,435
Unrealized (gain) loss on available-for-sale securities, net of taxes	—	(164)	164

NOTE 18.    Bad Debt Reserve

        The bad debt reserve and related activity is as follows:

	Balance at Beginning of Year	Bad Debt Expense	Write- offs, Net of Recoveries	Other	Balance at End of Year
	(in thousands)
Year ended December 31, 2002	$528	$(157)	$(59)	$(31)	$281

Year ended December 31, 2001	$1,389	$(714)	$(114)	$(33)	$528

Year ended December 31, 2000	$1,151	$446	$(186)	$(22)	$1,389

NOTE 19.    Quarterly Results of Operations (Unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31
	(Restated)
	(in thousands, except per share data)
2002
Revenues	$18,808	$18,534	$17,811	$14,975
Gross profit	8,877	9,342	8,736	7,182
Operating income (loss)	1,275	(5,838)	2,887	(6,824)
Income (loss) from continuing operations before income taxes	3,659	(5,777)	3,253	(6,859)
Income (loss) before cumulative effect of accounting change	1,616	(2,225)	1,746	(5,226)
Net income (loss)	(1,775)	(2,225)	1,746	(5,226)
Basic and diluted per share data:
Income (loss) before cumulative effect of accounting change	0.06	(0.09)	0.07	(0.20)
Net income (loss)	(0.07)	(0.09)	0.07	(0.20)
2001				(Restated)
Revenues	$31,177	$24,831	$21,508	$19,580
Gross profit	13,515	11,098	8,922	9,348
Operating income (loss)	(2,074)	(6,082)	(2,993)	1,235
Loss from continuing operations before income taxes	(1,600)	(5,772)	(2,742)	(41)
Net income (loss)	128	(5,530)	(1,941)	474
Basic and diluted net income (loss) per share	0.01	(0.21)	(0.08)	0.02

        The quarterly earnings per share data above are computed independently for each of the quarters presented. As such, the sum of the quarterly per common share information may not equal the full year amounts due to rounding differences resulting from changes in the weighted-average number of common shares outstanding.

        In the first quarter of 2002, the Company reduced staff, primarily in Europe, to better align capacity with the demand from its clients. As a result of these actions, the Company recorded a restructuring charge of $0.6 million for the three months ended March 31, 2002.

        In the second quarter of 2002, the Company announced its decision to close its offices in Toronto, Munich and Hong Kong. Operations in these offices ceased in the third quarter of 2002 and as a result, in accordance with SFAS No. 144, the results of these operations have been reclassified and are separately presented in the consolidated statements of operations for all reporting periods as discontinued operations. The Company noted certain errors within accrued liabilities associated with the Company's continuing operations that were generated in prior periods; therefore, the Company has restated its historical results to adjust for these items. The restatement of selling, general and administrative expenses decreased the total amount of the first quarter 2002 net loss by $0.1 million and increased the fourth quarter 2001 net loss by $0.1 million. Net loss per share was not impacted (see Note 2).

        In the second quarter of 2002, the Company initiated a series of global restructuring actions to align capacity with revenue. These actions, which were completed in the third quarter of 2002, include a reduction in office space in Norwalk, Connecticut and London and staff reductions in most of the Company's other offices including the Company's headquarters. As a result of these actions, restructuring charges of $7.3 million were recorded for the second quarter.

        In the third quarter of 2002, net income included $0.9 million of a pre-tax benefit from the favorable settlement of previously accrued liabilities.

        In the fourth quarter of 2002, due to a significant and rapid deterioration in the commercial real estate market in San Francisco, Norwalk and London, the Company adjusted facility-related accruals previously established and recorded a restructuring charge of $7.6 million for excess facilities. Such increase represents an adjustment to the Company's original estimate of the present value of future rent payments in excess of anticipated sublease income, expected subtenant allowances and estimated brokers' fees.

        In the first quarter of 2001, the Company implemented a series of restructuring actions across the entire organization that resulted in a decrease of approximately 10% of the Company's employees. These actions included a reduction in corporate staff, the decision to close the Company's office in Tokyo, Japan, which ceased operations during the second quarter of 2001 and the realignment of capacity across multiple offices. As a result of these actions, the Company recorded a pre-tax restructuring charge of $2.4 million during the three months ended March 31, 2001. In addition, the Company recorded an other than temporary, non-cash, pre-tax impairment charge of $0.4 million related to a permanent decline in the value of certain marketable securities.

        In the second quarter of 2001, due to the significant and rapid deterioration in the San Francisco commercial real estate market, the Company increased its accrual for excess office space by $5.7 million. Such increase represents an adjustment to the Company's original estimate of the present value of future rent payments in excess of anticipated sublease income, expected subtenant allowances and estimated brokers' fees. The Company also canceled its plan to move its Toronto operations to new office space due to the landlord's breach of the lease agreement. As a result, the Company recorded a charge of $1.1 million to write off certain leasehold improvements and other assets that no longer have future value to the Company. In addition, the Company continued to realign capacity across multiple offices and reduce headcount, which resulted in a charge of $1.0 million.

        In the third quarter of 2001, the Company made the decision to consolidate its office in New York City with its office in Norwalk, Connecticut. In conjunction with such decision, the Company recorded a charge of $2.5 million. In addition, due to adverse market conditions and lower revenues in the Company's Paris, France office, the Company's estimates of such office's future performance and cash flows declined substantially. Based on these revised estimates, the Company concluded that the goodwill associated with such office was not recoverable. As such, the Company recorded an impairment charge of $0.3 million during the three months ended September 30, 2001 to write off the unamortized balance of such goodwill. Also, the Company commenced a series of reorganization actions which reduced the Company's total staff by 26 employees, or approximately 5.0%. As a result, the Company recorded a pre-tax charge of $0.7 million during the three months ended September 30, 2001. Partially offsetting these charges was a reversal of a $0.6 million accrual related to the closing of the Tokyo, Japan office, which ceased operations in the second quarter.

        During the fourth quarter of 2001, the Company announced that it would restructure its Paris, France operations, which ceased operations in the second quarter of 2002. As a result, the Company recorded a charge of $1.2 million in the three-month period ending December 31, 2001. In addition, the Company continued to realign capacity across multiple offices and reduced headcount further, which resulted in a charge of $1.4 million. Primarily offsetting these items was a reversal to the accrual for the New York City office closure for $1.3 million since the Company was able to sub-let the office space earlier than anticipated.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable by Modem Media, Inc. (the "Registrant") in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

SEC registration fee		$4,435
NASD filing fee		5,982
Printing
Legal fees and expenses
Accounting fees
Transfer agent fees
Miscellaneous

Total	$

        The selling stockholders have agreed to reimburse the Registrant for these costs and expenses.

Item 15. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article VI of the Registrant's Bylaws provides that the Registrant shall indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors, officers, employees and other agents against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Document
1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation**
3.2	Amended and Restated Bylaws**
4.1	Rights Agreement dated as of June 18, 2001 between Modem Media, Inc. and Equiserve Trust Company, N.A., as Rights Agent**
5.1	Opinion of Davis Polk & Wardwell*
23.1	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Powers of Attorney (included on the signature page of the Registration Statement)

*
To be filed by amendment.

**
Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

Item 17. Undertakings

  (a)
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (c)
  The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on the 18th day of November, 2003.

MODEM MEDIA, INC.
By:	/s/ MARC C. PARTICELLI Marc C. Particelli President and Chief Executive Officer

                KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc C. Particelli, Frank J. Connolly, Jr. and Sloane Levy, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARC C. PARTICELLI Marc C. Particelli	Chief Executive Officer and Director (Principal Executive Officer)	November 18, 2003
/s/ FRANK J. CONNOLLY, JR. Frank J. Connolly, Jr.	Chief Financial Officer (Principal Financial Officer)	November 18, 2003
/s/ BRIAN J. DICK Brian J. Dick	Controller (Principal Accounting Officer)	November 18, 2003
/s/ ROBERT C. ALLEN, II Robert C. Allen, II	Managing Director and Director	November 18, 2003
/s/ ROBERT H. BEEBY Robert H. Beeby	Director	November 18, 2003

/s/ RICHARD M. HOCHHAUSER Richard M. Hochhauser	Director	November 18, 2003
/s/ GERALD M. O'CONNELL Gerald M. O'Connell	Director	November 18, 2003
/s/ DON PEPPERS Don Peppers	Director	November 18, 2003
/s/ DONALD L. SEELEY Donald L. Seeley	Director	November 18, 2003
/s/ LARRY WEBER Larry Weber	Director	November 18, 2003
/s/ JOSEPH R. ZIMMEL Joseph R. Zimmel	Director	November 18, 2003

EXHIBIT INDEX

Exhibit No.	Document
1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation**
3.2	Amended and Restated Bylaws**
4.1	Rights Agreement dated as of June 18, 2001 between Modem Media, Inc. and Equiserve Trust Company, N.A., as Rights Agent**
5.1	Opinion of Davis Polk & Wardwell*
23.1	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Powers of Attorney (included on the signature page of the Registration Statement)

*
To be filed by amendment.

**
Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MODEM MEDIA, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts) (unaudited)
MODEM MEDIA, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts) (unaudited)
MODEM MEDIA, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (unaudited)
MODEM MEDIA, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
MODEM MEDIA, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)
MODEM MEDIA, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
MODEM MEDIA, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
MODEM MEDIA, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX